(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

07026082

15 August 2007

RECEIVED
20 A 9:27

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 14 August 2007 which we released to The Stock Exchange of Hong Kong Limited on 14 August 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr King Ho

8/22

E:\cherry\SHPCL\2007 2Q\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 14 AUGUST 2007 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and six months ended 30 June 2007 in Thailand on 14 August 2007. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and six months ended 30 June 2007 in Thailand on 14 August 2007. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2007

	Three months ended 30 June		**Six months ended 30 June**	
	2007	**2006**	**2007**	**2006**
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	233,807	243,830	561,284	574,553
Food and beverage	174,381	183,204	414,224	399,797
Others	39,675	40,103	88,566	83,150
Total revenues from hotel operations	447,863	467,137	1,064,074	1,057,500
Cost of sales and services	(137,585)	(141,064)	(296,075)	(299,882)
Gross profit	310,278	326,073	767,999	757,618
Selling and administrative expenses	(112,978)	(122,775)	(239,353)	(248,356)
Income from the sale of goods and the rendering of services	197,300	203,298	528,646	509,262
Other incomes				
Gain on sales of equipment	736	84	783	375
Interest income	18,280	19,660	36,521	29,397
Other income	13,010	8,898	16,284	14,180
Other expenses				
Depreciation	(78,726)	(77,732)	(156,733)	(154,079)
Others	(1,532)	(1,315)	(2,305)	(6,345)
INCOME FROM OPERATIONS	149,068	152,893	423,196	392,790
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(14,671)	(10,736)	(33,029)	(22,709)
INCOME BEFORE CORPORATE INCOME TAX	134,397	142,157	390,167	370,081
CORPORATE INCOME TAX	(42,737)	(40,700)	(124,226)	(101,476)
NET INCOME FOR THE PERIOD	91,660	101,457	265,941	268,605
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	0.71	0.78	2.05	2.07

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 14 August 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2007 SEP 20 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 August 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

E\ginny\Right Issue\ltr-sx.doc.12

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase, or subscribe for securities.

This announcement is not an offer to sell or the solicitation of an offer to buy securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSED RIGHTS ISSUE
DESPATCH OF PROSPECTUS DOCUMENTS

Financial Adviser to the Company

JPMorgan

The Prospectus Documents are expected to be despatched on 15 August 2007 to the Qualifying Shareholders whose names appear on the Register of Members or the depository register of CDP Depositors maintained by CDP, as the case may be, on the Record Date, i.e. 10 August 2007. **Qualifying Shareholders are reminded that the latest time for application and payment for Rights Shares is 5:00 p.m. on Wednesday, 29 August 2007 (for Qualifying Shareholders who are CDP Depositors) and 4:00 p.m. on Wednesday, 5 September 2007 (for Qualifying Shareholders who are not CDP Depositors).**

Reference is made to the announcements of Shangri-La Asia Limited (the "**Company**") dated 3 July 2007 (the "**Announcement**") and 6 July 2007, respectively, in relation to the Rights Issue. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement.

Under the Rights Issue, Qualifying Shareholders are being offered the right to apply for the Rights Shares on the basis of one Rights Share for every nine Shares held on the Record Date, at the price of HK$18.00 per Rights Share.

DESPATCH OF THE PROSPECTUS DOCUMENTS

The Company will proceed with the Rights Issue in accordance with the tentative timetable as set out in the announcement of the Company dated 6 July 2007.

The Prospectus Documents are expected to be despatched on 15 August 2007 to the Qualifying Shareholders whose names appear on the Register of Members or the depository register of CDP Depositors maintained by CDP, as the case may be, on the Record Date, i.e. 10 August 2007. **Qualifying Shareholders are reminded that the latest time for application and payment for the Rights Shares is 5:00 p.m. on Wednesday, 29 August 2007 (for Qualifying Shareholders who are CDP Depositors) and 4:00 p.m. on Wednesday, 5 September 2007 (for Qualifying Shareholders who are not CDP Depositors).**

WARNINGS OF THE RISKS OF DEALING IN THE SHARES AND RIGHTS SHARES IN THEIR NIL-PAID FORM

The Rights Issue is conditional, inter alia, upon the fulfillment of the conditions set out under the section headed "Conditions of the Rights Issue" in the Announcement. In particular, the Rights Issue is subject to the Underwriters not terminating the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Existing Shares have been dealt in on an ex-rights basis on the Hong Kong Stock Exchange from Monday, 6 August 2007 and on the SGX-ST from Tuesday, 7 August 2007. The dealing of the Rights Shares in their nil-paid form will take place on the SGX-ST from Thursday, 16 August 2007 to Friday, 24 August 2007, both days inclusive and on the Hong Kong Stock Exchange from Friday, 17 August 2007 to Friday, 31 August 2007, both days inclusive. If the Underwriters terminate the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or, if applicable, waived by the Underwriters, the Rights Issue will not proceed. Any Shareholder or other person dealing in the Shares from 4 July 2007, being the date of resumption of trading of Shares after publication of the Announcement, up to the date on which all conditions of the Rights Issue are fulfilled (which is expected to be on Monday, 10 September 2007), or in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange and on the SGX-ST during the respective periods as aforesaid, will accordingly bear the risk that the Rights Issue may not become unconditional. **Any Shareholder or other person contemplating selling or purchasing existing Shares on an ex-rights basis and/or the Rights Shares in their nil-paid form during these periods who is in double about his or her position is recommended to consult his or her own professional adviser.**

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 14 August 2007

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 AUG 20 A 9:23

15 August 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's Rights Issue Prospectus dated 15 August 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

E:\ginny\Right Issue\ltr-sx.doc.8

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Exemption File No. 82-5006

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Important: If you are in any doubt about this Prospectus or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

A copy of each of the Prospectus Documents (as defined herein) and the written consent of PricewaterhouseCoopers has been registered by the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance (as defined herein). A copy of the Prospectus has been, or will as soon as reasonably practicable be, delivered to the Registrar of Companies in Bermuda for filing in accordance with the requirements of the Bermuda Companies Act (as defined herein). A copy of this Prospectus will be deposited with the Securities Commission of Malaysia within seven days after the issue of this Prospectus. The SFC (as defined herein), the Registrar of Companies in Hong Kong, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority and the Securities Commission of Malaysia take no responsibility for the contents of any of these documents.

If you have sold or transferred all your Shares (as defined herein), you should at once hand this Prospectus and the accompanying provisional allotment letter and form of application for excess Rights Shares to the purchaser(s) or transferee(s) or to the bank(s), licensed securities dealer(s) or other agent(s) through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Dealings in the Shares and the Rights Shares (as defined herein) in their nil-paid and fully-paid forms may be settled through CCASS (as defined herein) or as applicable CDP (as defined herein), and you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Hong Kong Stock Exchange and the approval in-principle for the listing of, and quotation for, the Rights Shares, in their fully-paid form on the SGX-ST (both as defined herein), as well as compliance with the stock admission requirements of HKSCC (as defined herein) or the CDP, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC and the CDP for deposit, clearance and settlement in CCASS and the CDP respectively with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Hong Kong Stock Exchange and the SGX-ST or such other dates as determined by HKSCC or the CDP. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Hong Kong Stock Exchange, the SGX-ST and HKSCC take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. Admission to the Official List of the SGX-ST and the listing of, and quotation for, the Rights Shares, on the SGX-ST are in no way reflective of the merits of the Company, its subsidiaries or the Rights Issue.

Neither this Prospectus nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website:http://www.ir.shangri-la.com

(Stock Code: 00069)

RIGHTS ISSUE
OF NOT LESS THAN 287,237,361 RIGHTS SHARES AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH IN THE PROPORTION OF 1 RIGHTS SHARE FOR EVERY 9 SHARES HELD ON THE RECORD DATE AT HK$18.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

Financial Adviser to the Company

JPMorgan

The Latest Acceptance Date (as defined herein) for the Rights Shares is 5:00 p.m. (Singapore time) on Wednesday, 29 August 2007 (for Qualifying Shareholders (as defined herein) who are CDP Depositors (as defined herein)) or 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007 (for all other Qualifying Shareholders who are not CDP Depositors). The procedures for acceptance or transfer of the Rights Shares provisionally allotted to Qualifying Shareholders who are not CDP Depositors are set out in the section headed "Procedures for acceptance or transfer for Qualifying Shareholders who are not CDP Depositors" of this Prospectus. Qualifying Shareholders who are CDP Depositors holding Shares through CDP should refer to the procedures set out in Appendix IV to this Prospectus for acceptance or transfer of the Rights Shares provisionally allotted to them.

It should be noted that the Underwriting Agreement (as defined herein) contains provisions entitling the Underwriters (as defined herein), by notice in writing, to terminate the Underwriting Agreement at any time prior to 4:00 p.m. (Hong Kong time) on the third Business Day following the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors, which is expected to be Monday, 10 September 2007, if there occurs (i) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or any other place in which any member of the Group conducts or carries on business; or (ii) any change in (or any event or series of events resulting or likely to result in any change in) local, national or international financial, political, military, industrial, economic, currency or (whether or not of the same nature with any of the foregoing) market conditions; or (iii) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Hong Kong Stock Exchange or the SGX-ST owing to exceptional financial circumstances or otherwise); or (iv) any breach of the warranties given by the Company to the Underwriters under the Underwriting Agreement or any of the Kuok Group Companies (as defined herein) commits any breach of the Irrevocable Undertaking (as defined herein), which, in the reasonable opinion of the Underwriters: (1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or (2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or (3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue. Upon the giving of notice of termination, all obligations and liabilities (save for the terms and conditions governing the costs and expenses, requirements of making announcement and confidentiality and any antecedent breaches) of the parties to the Underwriting Agreement shall cease and determine and no party shall have any claim against the other parties (save that all such reasonable costs, fees and other out-of-pocket expenses as have been properly incurred by the Underwriters in connection with the underwriting of the Rights Shares (other than those agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking) by the Underwriters shall to the extent agreed by the Company be borne by the Company).

Existing Shares have been dealt in on an ex-rights basis on the Hong Kong Stock Exchange from Monday, 6 August 2007 and on the SGX-ST from Tuesday, 7 August 2007. The Rights Shares will be dealt with in their nil-paid form on the SGX-ST from Thursday, 16 August 2007 to Friday, 24 August 2007, both days inclusive, and on the Hong Kong Stock Exchange from Friday, 17 August 2007 to Friday, 31 August 2007, both days inclusive. If the Underwriters terminate the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or, if applicable, waived by the Underwriters, the Rights Issue will not proceed. Any Shareholder (as defined herein) or other person dealing in the Shares from 4 July 2007, being the date of the resumption of trading of Shares after publication of the Announcement (as defined herein), up to the date on which all conditions to which the Rights Issue is subject are fulfilled or, if applicable, waived by the Underwriters (which is expected to be Monday, 10 September 2007), or in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange and on the SGX-ST during the respective periods as aforesaid, will accordingly bear the risk that the Rights Issue may not become unconditional. Any Shareholder or other person contemplating selling or purchasing existing Shares on an ex-rights basis and/or the Rights Shares in their nil-paid form during these periods who is in doubt about his or her position is recommended to consult his or her own professional adviser.

* *For identification purposes only*

15 August 2007

CONTENTS

In this Prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement made by the Company dated 3 July 2007 in relation to the Rights Issue
"ARE"	application form for Rights Shares and excess Rights Shares issued to Qualifying Shareholders with Shares entered against their name on the CDP Register as at the Record Date
"ARS"	application form for Rights Shares issued to purchaser(s) of Rights Shares in nil-paid form which are traded on the SGX-ST
"Ban Thong"	Ban Thong Company Limited, a company incorporated under the laws of Hong Kong and whose registered office is at 20th Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
"Baylite"	Baylite Company Limited, a company incorporated under the laws of the British Virgin Islands and whose registered office is at the offices of Arias, Fabrega & Fabrega Trust Co. BVI Limited, Wickam's Cay, Road Town, Tortola, British Virgin Islands
"Bermuda Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Board"	the board of Directors or, where the context requires, a duly constituted committee of the board of Directors
"Business Day"	a day on which the Hong Kong Stock Exchange and the SGX-ST is open for dealings
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CDP"	The Central Depository (Pte) Limited in Singapore
"CDP Depositor(s)"	person(s) with Share(s) entered against its (their) name(s) on the CDP Register
"CDP Register"	the depository register of CDP Depositors maintained by CDP

"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Shangri-La Asia Limited 香格里拉(亞洲)有限公司*, an exempted company incorporated in Bermuda with limited liability and the Shares of which have a primary listing on the Main Board of the Hong Kong Stock Exchange and a secondary listing on the SGX-ST
"Concert Parties"	in respect of a person, means parties acting in concert (as defined under the Takeovers Code) with such person in relation to the voting rights of the Shares
"Convertible Bonds"	the US$200,000,000 zero coupon guaranteed convertible bonds due 2009 convertible into new Shares
"Director(s)"	the director(s) of the Company
"Excluded Overseas Shareholder(s)"	the Shareholder(s) and the CDP Depositor(s) (i) whose name(s) appear(s) on the Register of Members or on the CDP Register (as the case may be), in each case at 5:00 p.m. on the Record Date; and (ii) whose address(es) as recorded on the Register of Members or on the CDP Register (as the case may be) is(are) in jurisdictions outside the Included Jurisdictions, and the Directors, after making enquiries, consider it necessary or expedient to exclude such Shareholder(s) and CDP Depositor(s) from the Rights Issue on grounds either of legal restrictions under the laws of such jurisdiction(s) or the requirements of the relevant regulatory body or stock exchange in such jurisdiction(s)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC, or any delegate of the Executive Director
"form of application for excess Rights Shares"	the form of application for excess Rights Shares for Qualifying Shareholders who are not CDP Depositors
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Branch Registrar"	Tricor Abacus Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, the Hong Kong branch share registrar of the Company
"Hong Kong Register"	the branch register of shareholders of the Company in Hong Kong and maintained by the Hong Kong Branch Registrar
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Included Jurisdictions"	Hong Kong, Malaysia, the PRC, New Zealand, Brunei Darussalam and Singapore, and each of such jurisdictions is referred to as an "Included Jurisdiction"
"Irrevocable Undertaking"	the irrevocable undertaking of 3 July 2007 given by each of the Kuok Group Companies in favour of the Company and the Underwriters
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong and whose registered office is at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
"KSL"	Kuok (Singapore) Limited, a company incorporated under the laws of Singapore and whose registered office is at 1 Kim Seng Promenade, #07-01 Great World City, Singapore 237994
"Kuok Group"	companies owned or controlled by Mr Kuok Hock Nien and/or interests associated with him
"Kuok Group Companies"	Ban Thong, Baylite, Caninco Investments Limited, Darmex Holdings Limited, Dublin Investments Holdings Ltd., Hummick Investments Limited, KHL, Kerry Trading Co. Limited, Paruni Limited, Trendfield and Velmar Company Limited, each being a member of the Kuok Group

"Latest Acceptance Date"	5:00 p.m. (Singapore time) on Wednesday, 29 August 2007 (for Qualifying Shareholders who are CDP Depositors) and 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007 (for all other Qualifying Shareholders who are not CDP Depositors), being the last date and time by which provisional allotments of Rights Shares may validly be accepted and excess Rights Shares may validly be applied for
"Latest Practicable Date"	1 August 2007, being the latest practicable date prior to the printing of this Prospectus for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Market Day"	a day on which the SGX-ST is open for trading in securities
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules
"PRC"	The People's Republic of China, which for the purposes of this Prospectus and for geographical reference only, excludes Hong Kong, Macau Special Administration Region of the PRC and Taiwan
"PricewaterhouseCoopers"	PricewaterhouseCoopers, the reporting accountant of the Company
"Principal Register"	the principal register of shareholders of the Company in Bermuda maintained by the Principal Registrar
"Principal Registrar"	Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the Bermuda principal share registrar of the Company
"Prospectus"	this prospectus issued by the Company in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares

"provisional allotment letter"	the provisional allotment letter for Qualifying Shareholders who are not CDP Depositors
"Qualifying Shareholder(s)"	Shareholder(s) and CDP Depositor(s), other than the Excluded Overseas Shareholder(s), whose name(s) appear(s) on the Register of Members or the CDP Register (as the case may be) at 5:00 p.m. on the Record Date
"Record Date"	Friday, 10 August 2007, being the date by reference to which entitlements to the Rights Issue are determined
"Register of Members"	any of the Principal Register and the Hong Kong Register
"Regulation S"	Regulation S under the US Securities Act
"Rights Issue"	the issue of Rights Shares by way of rights of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares to the Shareholders in the proportion of 1 Rights Share for every 9 Shares held on the Record Date at the Subscription Price payable in full on acceptance
"Rights Share(s)"	new Share(s) of HK$1.00 each to be allotted and issued under the Rights Issue
"Ruling"	a ruling (or other form of confirmation acceptable to the Underwriters) from the Executive that there is no obligation on KHL and/or its Concert Parties to make a general offer for all the Shares (other than those already owned and/or agreed to be acquired by KHL and its Concert Parties) pursuant to Rule 26 of the Takeovers Code as a result of acquisition of the Rights Shares under the Rights Issue
"S$"	Singapore dollar(s), the lawful currency of Singapore
"SFC"	The Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGX-ST"	Singapore Exchange Securities Trading Limited

"Shareholder(s)"	holder(s) of Share(s) as recorded on the Register of Members
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Options"	options granted by the Company under any of the Share Option Schemes, entitling the holders of such options to subscribe for Shares
"Share Option Schemes"	the share option schemes adopted by the Company on 16 December 1997 and 24 May 2002 respectively pursuant to which the Company may grant options to holders entitling such holders to subscribe for Shares
"Singapore"	the Republic of Singapore
"Subscription Price"	HK$18.00 per Rights Share payable in full on acceptance
"subsidiary"	has the meaning ascribed to it in Section 2(4) of the Companies Ordinance
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers and Share Repurchases
"Trendfield"	Trendfield Inc., a company incorporated under the laws of the British Virgin Islands and whose registered office is at P.O. Box 3151, Road Town, Tortola, British Virgin Islands
"Underwriters"	Ban Thong, Baylite and Trendfield, each being a member of the Kuok Group
"Underwriting Agreement"	the underwriting agreement of 3 July 2007 entered into between the Company and the Underwriters in relation to the Rights Issue
"US"	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

"US Person(s)"	any person(s) or entity(ies) deemed to be a US person for purposes of Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended
"US$"	U.S. dollar(s), the lawful currency of the United States of America
"%"	per cent.

In this Prospectus, where Hong Kong dollar amounts have been translated from U.S. dollars, such translations are for the convenience of the readers only and, unless otherwise specified, have been made at the rate of US$1.00 to HK$7.75. No representation is made that the U.S. dollar amounts have been, could have been or could be, converted into Hong Kong dollars, or vice versa, at such rates or at any other rate on any relevant date.

* *For identification purposes only*

The Underwriters may terminate the arrangements set out in the Underwriting Agreement, the right of which is exercisable by the Underwriters by notice in writing to the Company at any time prior to 4:00 p.m. (Hong Kong time) on the third Business Day following the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors, which is expected to be Monday, 10 September 2007, if there occurs:

(i) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(ii) any change in (or any event or series of events resulting or likely to result in any change in) local, national or international financial, political, military, industrial, economic, currency or (whether or not of the same nature with any of the foregoing) market conditions; or

(iii) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Hong Kong Stock Exchange or the SGX-ST owing to exceptional financial circumstances or otherwise); or

(iv) any breach of the warranties given by the Company to the Underwriters under the Underwriting Agreement or any of the Kuok Group Companies commits any breach of the Irrevocable Undertaking,

which, in the reasonable opinion of the Underwriters:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

If the Underwriters exercise such right, all obligations and liabilities (save for the terms and conditions governing the costs and expenses, requirements of making announcement and confidentiality and any antecedent breaches) of the parties to the Underwriting Agreement shall cease and determine and no party shall have any claim against the other parties (save that all such reasonable costs, fees and other out-of-pocket expenses as have been properly incurred by the Underwriters in connection with the underwriting of the Rights Shares (other than those agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking) by the Underwriters shall to the extent agreed by the Company be borne by the Company). If the Underwriters terminate the Underwriting Agreement, the Rights Issue will not proceed.

Existing Shares have been dealt in on an ex-rights basis on the Hong Kong Stock Exchange from Monday, 6 August 2007 and on the SGX-ST from Tuesday, 7 August 2007. The Rights Shares will be dealt with in their nil-paid form on the SGX-ST from Thursday, 16 August 2007 to Friday, 24 August 2007, both days inclusive and on the Hong Kong Stock Exchange from Friday, 17 August 2007 to Friday, 31 August 2007, both days inclusive. If the Underwriters terminate the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or, if applicable, waived by the Underwriters, the Rights Issue will not proceed. Any Shareholder or other person dealing in the Shares from 4 July 2007, being the date of resumption of trading of Shares after publication of the Announcement, up to the date on which all conditions to which the Rights Issue is subject are fulfilled or, if applicable, waived by the Underwriters (which is expected to be Monday, 10 September 2007), or in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange and on the SGX-ST during the respective periods as aforesaid, will accordingly bear the risk that the Rights Issue may not become unconditional. Any Shareholder or other person contemplating selling or purchasing existing Shares on an ex-rights basis and/or the Rights Shares in their nil-paid form during these periods who is in doubt about his or her position is recommended to consult his or her own professional adviser.

The following information is derived from, and should be read in conjunction with, the full text of this Prospectus.

Number of Rights Shares to be issued:	Not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares.
Amount to be raised:	Approximately HK$5,170 million before expenses (assuming no exercise of the outstanding vested Share Options and none of the Convertible Bonds is converted into Shares on or before the Record Date since the date of the Announcement).
Subscription Price:	HK$18.00 per Rights Share payable in full on acceptance.
Latest Acceptance Date:	5:00 p.m. (Singapore time) on Wednesday, 29 August 2007 (for Qualifying Shareholders who are CDP Depositors) and 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007 (for all other Qualifying Shareholders who are not CDP Depositors).
Basis of the Rights Issue:	1 Rights Share for every 9 Shares held on the Record Date.
Excess applications:	The Qualifying Shareholders may apply for the Rights Shares in excess of their provisional allotments. The Qualifying Shareholders may apply for any unsold entitlements of the Excluded Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares, and any Rights Shares provisionally allotted but not accepted.
Status of the Rights Shares:	When fully-paid and allotted, the Rights Shares will rank *pari passu* in all respects with the Shares then in issue, including the right to receive all future dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Irrevocable Undertaking:

Each of the Kuok Group Companies has irrevocably and severally undertaken to the Company and the Underwriters that: (i) the Shares beneficially owned by it as at the date of the Irrevocable Undertaking will remain so owned from the date of the Irrevocable Undertaking up to the close of business on the Record Date (the aggregate number of Shares so owned by the Kuok Group Companies as at the Latest Practicable Date is approximately 1,348,016,000 Shares); (ii) it will subscribe or procure the subscription for its entitlement to the Rights Shares provisionally allotted to it pursuant to the terms of the Rights Issue and lodge with the Company acceptance in respect of such Rights Shares provisionally allotted to it, with payment in full therefor in cash (whether by cheque or banker's draft or cashier's order or telegraphic transfer or such other form as the Company and the Underwriters may approve); and (iii) it will not dispose of or transfer its beneficial interests in any of the Shares beneficially owned by it as at the date of the Irrevocable Undertaking from the date of the Irrevocable Undertaking up to and including the Record Date.

Excluded Overseas Shareholders:

No Rights Shares will be offered and no provisional allotment will be made to the Excluded Overseas Shareholders. The Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders may be sold in the open market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. In respect of both Excluded Overseas Shareholders who are not CDP Depositors and Excluded Overseas Shareholders who are CDP Depositors, the proceeds of the sales of the Rights Shares which would otherwise have been provisionally allotted to such Excluded Overseas Shareholders, less expenses, will be paid pro rata to such Excluded Overseas Shareholders in Hong Kong dollars if such Excluded Overseas Shareholders are entitled to HK$100 or more. The Company will retain individual amounts of less than HK$100 for its own benefit.

In respect of Excluded Overseas Shareholders who are CDP Depositors, they should receive a letter from CDP relating to the Rights Issue and should refer to the letter for, inter alia, the arrangements made by the Company to sell nil-paid Rights Shares on the SGX-ST, the provisional allotment of Rights Shares which would otherwise have been allotted to the Excluded Overseas Shareholders who are CDP Depositors, and the terms which relate to such sale.

The following timetable is for Qualifying Shareholders who are not CDP Depositors. Qualifying Shareholders who are CDP Depositors should refer to Appendix IV to this Prospectus.

(All times in this timetable refer to Hong Kong time)

Last day of dealings in Shares on a cum-rights basis	Friday 3 August 2007
First day of dealings in Shares on an ex-rights basis	Monday 6 August 2007
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Tuesday 7 August 2007
Closure of Register of Members	Wednesday 8 August 2007 to Friday 10 August 2007
Record Date	Friday 10 August 2007
Register of Members re-opens	Monday 13 August 2007
Despatch of the Prospectus Documents by ordinary post	Wednesday 15 August 2007
First day of dealings in nil-paid Rights Shares	Friday 17 August 2007
Latest time for splitting of nil-paid Rights Shares	4:00 p.m. on Tuesday 28 August 2007
Last day of dealings in nil-paid Rights Shares	Friday 31 August 2007
Latest time for acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor	4:00 p.m. on Wednesday 5 September 2007
Latest time for Rights Issue and Underwriting Agreement to become unconditional	4:00 p.m. on Monday 10 September 2007
Announcement of results of acceptance of the Rights Issue	Wednesday 12 September 2007
Despatch of refund cheques in respect of wholly or partially unsuccessful excess applications by ordinary post	Wednesday 12 September 2007
Despatch of certificates for fully-paid Rights Shares by ordinary post	Wednesday 12 September 2007
Commencement of dealings in fully-paid Rights Shares	Friday 14 September 2007

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR RIGHTS SHARES

Note: The latest time for acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor will not take place if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning,

(i) in force in Hong Kong at any time before 12:00 noon but no longer in force after 12:00 noon on Wednesday, 5 September 2007, the latest time of acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor will be extended to 5:00 p.m. on the same Business Day; or

(ii) in force in Hong Kong at any time between 12:00 noon and 4:00 p.m. on Wednesday, 5 September 2007, the latest time of acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor will be postponed to 4:00 p.m. on the next Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of the Rights Issues as well as application for excess Rights Shares and payment of consideration therefor does not take place on Wednesday, 5 September 2007, the dates mentioned in the section headed "Expected Timetable" in this Prospectus will be adjusted accordingly. An announcement will be made by the Company in such event.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website:http://www.ir.shangri-la.com

(Stock Code: 00069)

Board of Directors:

Executive Directors
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan)

Independent Non-executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head office and principal place of business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

15 August 2007

To the Qualifying Shareholders and, for information only, certain Excluded Overseas Shareholders and certain holders of the Share Options

Dear Sir or Madam,

RIGHTS ISSUE OF NOT LESS THAN 287,237,361 RIGHTS SHARES AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH IN THE PROPORTION OF 1 RIGHTS SHARE FOR EVERY 9 SHARES HELD ON THE RECORD DATE AT HK$18.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

1. INTRODUCTION

By the Announcement, the Board announced that, subject to the fulfilment of the conditions of the Rights Issue, the Company proposed to raise approximately HK$5,170

* *For identification purposes only*

million before expenses (assuming that no outstanding vested Share Options were exercised and none of the Convertible Bonds were converted on or before the Record Date since the date of the Announcement), by way of a Rights Issue of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares at the Subscription Price of HK$18.00 per Rights Share payable in full on acceptance. The purpose of this Prospectus is to set out details of the Rights Issue and certain financial and other information on the Group. The Board further announced on 6 July 2007 details of the expected timetable in relation to the Rights Issue.

As at the date of the Announcement, there were: (i) 2,585,136,255 existing Shares in issue; (ii) outstanding vested Share Options exercisable on or before the Record Date entitling the holders to subscribe for 20,400,430 Shares; and (iii) US$6 million principal amount of outstanding Convertible Bonds attaching rights entitling holders thereof to subscribe for approximately 5,059,459 Shares upon full conversion of the Convertible Bonds. Accordingly, the number of Rights Shares to be issued under the Rights Issue would have been not less than 287,237,361 Rights Shares.

As at the Latest Practicable Date, there were 2,586,547,783 Shares in issue. Accordingly, in the proportion of 1 Rights Share for every 9 Shares held on the Record Date, the number of Rights Shares to be issued under the Rights Issue will be not less than 287,394,198 Rights Shares. The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which have been issued and allotted on or before the Record Date, including Shares which have been issued and allotted to holders of the outstanding vested Share Options pursuant to an exercise of the subscription rights attaching to the Share Options and to holders of the Convertible Bonds pursuant to the exercise of the conversion rights attaching to the Convertible Bonds. As at the Latest Practicable Date, there were outstanding vested Share Options exercisable on or before the Record Date to subscribe for up to 18,988,902 Shares and US$6 million principal amount of outstanding Convertible Bonds attaching rights entitling holders thereof to subscribe for approximately 5,059,459 Shares upon full conversion of the Convertible Bonds. If all of the subscription rights attaching to such outstanding vested Share Options have been exercised and all the outstanding Convertible Bonds have been converted and Shares are allotted and issued pursuant to such exercises and conversion on or before the Record Date, the number of issued Shares will be increased to 2,610,596,144 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 290,066,238 Rights Shares.

2. TERMS OF THE RIGHTS ISSUE

To qualify for the Rights Issue, a person must be registered as a Shareholder or CDP Depositor (other than an Excluded Overseas Shareholder) at 5:00 p.m. on the Record Date.

In order to be registered as a Shareholder on the Record Date, any transfers of Shares (with the relevant share certificate(s)) must have been lodged for registration with the Hong Kong Branch Registrar, Tricor Abacus Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Tuesday, 7 August 2007 (the Register of Members was closed from Wednesday, 8 August 2007 to Friday, 10 August 2007, both dates inclusive). In the case of CDP Depositors, only those CDP Depositors (a) whose names appear on the CDP Register; and (b) who have registered their addresses with CDP or provided CDP with addresses in the Included Jurisdictions, as at 5:00 p.m. (Singapore time) on the Record Date, will qualify to participate in the Rights Issue through CDP.

The Company has provisionally allotted the Rights Shares to the Qualifying Shareholders in the proportion of 1 Rights Share for every 9 Shares held by the Qualifying Shareholders at 5:00 p.m. on the Record Date at the Subscription Price payable in full on acceptance. The latest time for acceptance of the provisional allotments of the Rights Shares is 5:00 p.m. (Singapore time) on Wednesday, 29 August 2007 (for Qualifying Shareholders who are CDP Depositors) and 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007 (for all other Qualifying Shareholders who are not CDP Depositors).

Subscription Price

The Subscription Price of HK$18.00 per Rights Share is payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of the Rights Shares under the Rights Issue or, where applicable, applies for excess Rights Shares under the Rights Issue, or when a transferee or purchaser of nil-paid Rights Shares applies for the Rights Shares. The Subscription Price was arrived at after arm's length negotiation between the Company and the Underwriters.

The Subscription Price represents:

(i) a discount of approximately 4.8% to the closing price per Share of HK$18.90 as quoted on the Hong Kong Stock Exchange on Thursday, 28 June 2007, being the last trading day prior to the date of the Announcement;

(ii) a discount of approximately 4.3% to the theoretical ex-rights price of approximately HK$18.81 per Share based on the closing price per Share as quoted on the Hong Kong Stock Exchange on Thursday, 28 June 2007;

(iii) a discount of approximately 6.7% to the average of the closing prices per Share as quoted on the Hong Kong Stock Exchange for the last ten trading days prior to and including Thursday, 28 June 2007 of approximately HK$19.30;

(iv) a premium of approximately 0.6% over the closing price per Share of HK$17.90 as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date;

(v) a premium of approximately 0.5% over the theoretical ex-rights price of approximately HK$17.91 per Share based on the closing price per Share as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date;

(vi) a premium of approximately 127.7% over the audited consolidated net tangible asset value of the Group attributable to the Shareholders as at 31 December 2006 of approximately US$1.0198 (equivalent to approximately HK$7.9035) per Share; and

(vii) a premium of approximately 101.9% over the unaudited pro forma adjusted consolidated net tangible asset value of the Group attributable to the Shareholders after completion of the Rights Issue of approximately US$1.1505 (equivalent to approximately HK$8.9164) per Share, as set out in Appendix II (A) of this Prospectus.

Each Rights Share has a par value of HK$1.00.

The Directors (including the independent non-executive Directors) consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

Share certificates and refund cheques for the Rights Shares

Subject to the fulfilment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares are expected to be posted on or about Wednesday, 12 September 2007 to Qualifying Shareholders who are not CDP Depositors and who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares by ordinary post, at their own risk. CDP Depositors who have accepted and, where applicable, successfully applied for excess Rights Shares and paid for the Rights Shares, can expect to have their respective securities accounts with CDP credited with the Rights Shares on or about Monday, 17 September 2007.

Refund cheques in respect of wholly or partially unsuccessful excess applications for excess Rights Shares (if any) are expected to be posted by ordinary post to applicants at their own risk on or about Wednesday, 12 September 2007 (in case of Qualifying Shareholders who are not CDP Depositors) and on or about Tuesday, 18 September 2007 (in the case of Qualifying Shareholders who are CDP Depositors).

Status of the Rights Shares

The Rights Shares, when fully paid and allotted, will rank *pari passu* in all respects with the Shares then in issue, including the right to receive all future dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Rights of Excluded Overseas Shareholders

The Company has not provisionally allotted any nil-paid Rights Shares to the Excluded Overseas Shareholders. Arrangements will be made by the Company for Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence and to distribute or retain the net proceeds arising therefrom in the manner as described in the section headed "Arrangements for Excluded Overseas Shareholders and Fractional Entitlements" of this Prospectus.

Fractions of Rights Shares

The Company has not provisionally allotted any fractional entitlements of Rights Shares. All fractions of Rights Shares will be aggregated and arrangements will be made by the Company for selling these fractional entitlements of Rights Shares and for retaining the net proceeds arising therefrom in the manner as described in the section headed "Arrangements for Excluded Overseas Shareholders and Fractional Entitlements" of this Prospectus.

Application for excess Rights Shares

Qualifying Shareholders may apply, by way of excess applications, for any unsold entitlements of the Excluded Overseas Shareholders, any unsold fractional entitlements of Rights Shares, and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees or purchasers of nil-paid Rights Shares. The procedures for applying for excess Rights Shares by Qualifying Shareholders who are not CDP Depositors are set out in the section headed "Applications for Excess Rights Shares by Qualifying Shareholders who are not CDP Depositors" of this Prospectus. The procedures for applying for excess Rights Shares by Qualifying Shareholders who are CDP Depositors are set out in Appendix IV to this Prospectus.

3. IRREVOCABLE UNDERTAKING

Each of the Kuok Group Companies has irrevocably and severally undertaken to the Company and the Underwriters that: (i) the Shares beneficially owned by it as at the date of the Irrevocable Undertaking will remain so owned from the date of the Irrevocable Undertaking up to the close of business on the Record Date (the aggregate number of Shares so owned by the Kuok Group Companies as at the Latest Practicable Date is approximately 1,348,016,000 Shares); (ii) it will subscribe or procure the subscription for its entitlements to the Rights Shares provisionally allotted to it pursuant to the terms of the Rights Issue and lodge with the Company acceptance in respect of such Rights Shares provisionally allotted to it, with payment in full therefor in cash (whether by cheque or banker's draft or cashier's order or telegraphic transfer or such other form as the Company and the Underwriters may approve); and (iii) it will not dispose of or transfer its beneficial interests in any of the Shares beneficially owned by it as at the date of the Irrevocable Undertaking from the date of the Irrevocable Undertaking up to and including the Record Date.

4. UNDERWRITING ARRANGEMENTS

As at the Latest Practicable Date, there were 2,586,547,783 Shares in issue. Accordingly, in the proportion of 1 Rights Share for every 9 Shares held on the Record Date, the number of Rights Shares to be issued under the Rights Issue will be not less than 287,394,198 Rights Shares. The number of Rights Shares underwritten by the Underwriters is 137,614,607 Rights Shares, being the minimum number of Rights Shares under the Rights Issue after excluding the 149,779,591 Rights Shares agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking. Assuming (i) full exercise of the outstanding vested Share Options to subscribe for 18,988,902 Shares which were exercisable on or before the Record Date and the allotment and issue of 18,988,902 Shares pursuant thereto on or before the Record Date; and (ii) full conversion of US$6 million principal amount of outstanding Convertible Bonds at a conversion price of HK$9.25 per Share and the allotment and issue of 5,059,459 Shares pursuant thereto on or before the Record Date, the maximum number of Rights Shares that may be issued by the Company is 290,066,238 Rights Shares. On this basis, the maximum number of Rights Shares to be underwritten by the Underwriters will be increased to 140,286,647 Rights Shares, excluding the 149,779,591 Rights Shares undertaken to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking.

The Underwriters have, pursuant to the Underwriting Agreement, agreed to fully underwrite all the Rights Shares, other than the 149,779,591 Rights Shares agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking, subject to fulfilment of the conditions of the Rights Issue set out in the Underwriting Agreement. Pursuant and subject to the Underwriting Agreement, the Underwriters shall subscribe (as principal), for any underwritten Rights Shares that have not been validly accepted or subscribed for by way of application for excess Rights Shares on the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors.

The Underwriters are members of the Kuok Group.

The following tables show the shareholding structure of the Company before and after the Rights Issue:

The scenarios illustrated in the following table assume all the Rights Shares are fully subscribed for by the Qualifying Shareholders:

	As at the Latest Practicable Date		Immediately after completion of the Rights Issue (assuming no Share Options or conversion rights under the Convertible Bonds have been exercised on or after the Latest Practicable Date and on or before completion of the Rights Issue)		Immediately after completion of the Rights Issue (assuming all the vested Share Options and all the conversion rights under the Convertible Bonds are exercised on or before the Record Date)	
	No. of Shares '000	*%*	*No. of Shares '000*	*%*	*No. of Shares '000*	*%*
(1) The Underwriters	104,814	4.052	116,460	4.052	116,460	4.015
(2) The Kuok Group Companies (other than (1) above)	1,243,202	48.064	1,381,336	48.064	1,381,336	47.621
(3) Other members of the Kuok Group (other than (1), (2) above and those members of the Kuok Group included in (4) below)	117,616	4.547	130,684	4.547	130,684	4.506
(4) Directors of the Company and its subsidiaries	148,198	5.730	164,665	5.730	170,623	5.882
(5) Public	972,718	37.607	1,080,797	37.607	1,101,559	37.976
Total	2,586,548	100.00	2,873,942	100.00	2,900,662	100.00

Notes:

(a) As at the Latest Practicable Date, the Company has issued and outstanding Share Options (both vested and unvested) to subscribe for up to an aggregate of 22,433,902 Shares, of which, Share Options to subscribe for 3,445,000 Shares are unvested and Share Options to subscribe for 18,988,902 Shares are vested and are exercisable by holders thereof on or before the Record Date. The outstanding principal amount of US$6,000,000 Convertible Bonds as at the Latest Practicable Date can be converted into 5,059,459 Shares on or before the Record Date.

(b) As at the Latest Practicable Date, the Directors and the directors of the Company's subsidiaries have holdings in vested Share Options to subscribe for 5,362,524 Shares and unvested Share Options to subscribe for 1,045,000 Shares. These Share Options form part of the Share Options mentioned in note (a) above.

(c) The interests of the Directors in Shares are as recorded in the register required to be kept by the Company under Section 352 of the SFO.

The scenarios illustrated in the following table assume no Qualifying Shareholders other than the Kuok Group Companies subscribe for the Rights Shares:

	As at the Latest Practicable Date		Immediately after completion of the Rights Issue (assuming no Share Options or conversion rights under the Convertible Bonds have been exercised on or after the Latest Practicable Date and on or before completion of the Rights Issue)		Immediately after completion of the Rights Issue (assuming all the vested Share Options and all the conversion rights under the Convertible Bonds are exercised on or before the Record Date)	
	No. of Shares '000	*%*	*No. of Shares '000*	*%*	*No. of Shares '000*	*%*
(1) The Underwriters	104,814	4.052	254,074	8.841	256,747	8.851
(2) The Kuok Group Companies (other than (1) above)	1,243,202	48.064	1,381,336	48.064	1,381,336	47.621
(3) Other members of the Kuok Group (other than (1), (2) above and those members of the Kuok Group included in (4) below)	117,616	4.547	117,616	4.092	117,616	4.055
(4) Directors of the Company and its subsidiaries	148,198	5.730	148,198	5.157	153,560	5.294
(5) Public	972,718	37.607	972,718	33.846	991,403	34.179
Total	2,586,548	100.00	2,873,942	100.00	2,900,662	100.00

Notes:

(a) As at the Latest Practicable Date, the Company has issued and outstanding Share Options (both vested and unvested) to subscribe for up to an aggregate of 22,433,902 Shares, of which, Share Options to subscribe for 3,445,000 Shares are unvested and Share Options to subscribe for 18,988,902 Shares are vested and are exercisable by holders thereof on or before the Record Date. The outstanding principal amount of US$6,000,000 Convertible Bonds as at the Latest Practicable Date can be converted into 5,059,459 Shares on or before the Record Date.

(b) As at the Latest Practicable Date, the Directors and the directors of the Company's subsidiaries have holdings in vested Share Options to subscribe for 5,362,524 Shares and unvested Share Options to subscribe for 1,045,000 Shares. These Share Options form part of the Share Options mentioned in note (a) above.

(c) The interests of the Directors in Shares are as recorded in the register required to be kept by the Company under Section 352 of the SFO.

Provided that the Rights Issue and the obligations of the Underwriters under the Underwriting Agreement having become unconditional and the Rights Issue having been completed in accordance with its terms, the Company shall pay to the Underwriters underwriting commission (in Hong Kong dollars) at the rate of 1% of the total aggregate Subscription Price for the final number of the Rights Shares underwritten.

5. CONDITIONS OF THE UNDERWRITING AGREEMENT

The Underwriting Agreement is conditional, upon fulfillment (or waiver by the Underwriters in respect of the condition set out in sub-paragraphs (a), (d), (e) and (i) below) of the following:

(a) the Executive granting the Ruling on or before the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors;

(b) the filing and registration of all relevant documents with the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong respectively;

(c) the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms;

(d) the SGX-ST granting approval in-principle for the listing of, and quotation for, the Rights Shares, in their fully-paid form;

(e) the compliance by the Company with its obligations under the Underwriting Agreement in relation to, among other things, the compliance with the terms and conditions of the Rights Issue, the despatch of the Prospectus Documents to the Qualifying Shareholders and the delivery of certain documents of the Company to the Underwriters;

(f) delivery by each of the Kuok Group Companies to the Company and the Underwriters the duly executed Irrevocable Undertaking;

(g) compliance by each of the Kuok Group Companies of the terms of the Irrevocable Undertaking on or before the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors;

(h) the obtaining of all requisite consents and approvals from the relevant regulatory authorities (except for the Ruling referred to in (a) above or the approval from the Hong Kong Stock Exchange referred to in (c) above or the approval in-principle from the SGX-ST referred to in (d) above) in connection with the Rights Issue on or before the Record Date; and

(i) the warranties given by the Company to the Underwriters in the Underwriting Agreement remaining true and accurate in all material respects at all times on or before 4:00 p.m. on the third Business Day following the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors.

In the event that the aforementioned have not been satisfied and/or, in respect of sub-paragraphs (a), (d), (e) and (i), waived in whole or in part by the Underwriters on or before the respective dates stated for its satisfaction in the Underwriting Agreement, or if the Underwriting Agreement is terminated pursuant to the terms and conditions thereof, then all

obligations and liabilities (save for the terms and conditions governing the costs and expenses, requirements of making announcement and confidentiality and any antecedent breaches) of the parties to the Underwriting Agreement shall cease and determine and no party shall have any claim against the other parties (save that all such reasonable costs, fees and other out-of-pocket expenses as have been properly incurred by the Underwriters in connection with the underwriting of the Rights Shares (other than those agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking) by the Underwriters shall to the extent agreed by the Company be borne by the Company).

The condition in sub-paragraph (a) was fulfilled on 6 July 2007.

6. TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters may terminate the arrangements set out in the Underwriting Agreement, the right of which is exercisable by the Underwriters by notice in writing to the Company at any time prior to 4:00 p.m. (Hong Kong time) on the third Business Day following the Latest Acceptance Date for Qualifying Shareholders who are not CDP Depositors, which is expected to be Monday, 10 September 2007, if there occurs:

(a) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in (or any event or series of events resulting or likely to result in any change in) local, national or international financial, political, military, industrial, economic, currency or (whether or not of the same nature with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Hong Kong Stock Exchange or the SGX-ST owing to exceptional financial circumstances or otherwise); or

(d) any breach of the warranties given by the Company to the Underwriters under the Underwriting Agreement or any of the Kuok Group Companies commits any breach of the Irrevocable Undertaking,

which, in the reasonable opinion of the Underwriters:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

If the Underwriters exercise such right, all obligations and liabilities (save for the terms and conditions governing the costs and expenses, requirements of making announcement and confidentiality and any antecedent breaches) of the parties to the Underwriting Agreement shall cease and determine and no party shall have any claim against the other parties (save that all such reasonable costs, fees and other out-of-pocket expenses as have been properly incurred by the Underwriters in connection with the underwriting of the Rights Shares (other than those agreed to be subscribed for by the Kuok Group Companies pursuant to the Irrevocable Undertaking) by the Underwriters shall to the extent agreed by the Company be borne by the Company).

If the Underwriters terminate the Underwriting Agreement, the Rights Issue will not proceed.

7. CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms and conditions as referred to under the sub-section headed "Termination of the Underwriting Agreement" above.

If the Underwriting Agreement does not become unconditional or is terminated, the Rights Issue will not proceed.

8. REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Directors consider it appropriate for the Company to pursue the fund raising opportunity through the Rights Issue on a fully underwritten basis and on a basis which will allow all Qualifying Shareholders to participate in the Rights Issue in proportion to their shareholdings.

The estimated net proceeds of the Rights Issue will be approximately HK$5,132 million (assuming none of the outstanding vested Share Options is exercised and none of the Convertible Bonds is converted on or before the Record Date) or approximately HK$5,180 million (assuming all outstanding vested Share Options exercisable on or before the Record Date are exercised and all the outstanding Convertible Bonds are converted in full on or before the Record Date). The Company intends to use part of the net proceeds from the Rights Issue, being approximately HK$5,082 million to HK$5,130 million, to settle a substantial part of the Group's bank loans to save interest costs. The Company will, however, subsequently and progressively continue to draw down bank loans to fund its on-going hotel expansion programme, primarily in the PRC. The Company is currently involved in the development of hotels and other mixed use projects in cities such as Baotou, Huhhot, Xian, Shanghai, Tianjin and Guilin among others and is also considering proposals to develop hotel and/or mixed use projects in other cities in the PRC. The Company intends to apply approximately HK$50 million from such net proceeds of the Rights Issue as general working capital.

The Directors believe that it is in the interests of the Group and the Shareholders to enlarge the capital base of the Company through the Rights Issue in order to support the continuing development of the Group's existing business.

The Company has not engaged in any rights issues or similar fund raising activities in the past 12 months immediately preceding the Announcement.

9. REVIEW OF OPERATIONS AND PROSPECTS

The Company is an investment holding company and its subsidiaries are primarily engaged in hotel operations, hotel management and investment property ownership. The principal activities of the Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company operates hotels and associated properties and provides hotel management and related services under the various registered trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

After the robust performance experienced in 2006, the Directors consider that the hotel operations and property investments have continued to perform well for the six months ended 30 June 2007. The Group has embarked on several new hotel and mixed use property developments primarily in mainland China. Progress on implementation of these projects has been satisfactory and the Group has not experienced any major delays in commissioning of its new developments. The Group remains optimistic about the medium term prospects for its business in mainland China and the rest of Asia where most of its investments are located. The Group continues to identify and evaluate investment opportunities in the Asian region and in the near term expects to add to the list of development projects currently on hand.

10. ARRANGEMENTS FOR EXCLUDED OVERSEAS SHAREHOLDERS AND FRACTIONAL ENTITLEMENTS

The Prospectus Documents have not been and will not be registered or filed under any applicable securities or equivalent legislation of any territory or jurisdiction other than Hong Kong and Bermuda (where only this Prospectus will be filed). A copy of this Prospectus will be deposited with the Securities Commission of Malaysia within seven days after the issue of this Prospectus.

As at the Latest Practicable Date, the Company has Shareholders and CDP Depositors with registered addresses as shown on the Register of Members or CDP Register (as the case may be) in 11 jurisdictions outside Hong Kong and Singapore. Pursuant to Rule 13.36(2)(a) of the Listing Rules, the Board has made enquiries regarding the legal restrictions under the applicable securities legislation of the relevant jurisdictions and the requirements of the relevant regulatory bodies or stock exchanges with respect to the offer of the Rights Shares to such Shareholders and CDP Depositors.

The Company has obtained legal advice regarding the legal restrictions under the laws of the relevant jurisdictions and the requirements of the relevant regulatory bodies or stock exchanges in those jurisdictions that would or may apply if the offer of Rights Shares is made in the territories or jurisdictions outside the Included Jurisdictions, namely US, Australia, Japan, Canada, Germany, Netherlands and the United Kingdom, based on the Register or Members and the CDP Register as at the Latest Practicable Date. As at the Latest Practicable Date, the aggregate shareholding of the Shareholders and the CDP Depositors with addresses in the Included Jurisdictions represented approximately 99.65% of the then issued share capital of the Company, while the aggregate shareholding of the Shareholders and the CDP Depositors with registered addresses in jurisdictions other than the Included Jurisdictions, i.e. the jurisdictions mentioned above, only represented approximately 0.35% of the issued share capital of the Company. On the basis of the advice received and taking into account the small percentages (approximately 0.35%) of shareholdings held in aggregate by the Excluded Overseas Shareholders based on the Register of Members and the CDP Register as at the Latest Practicable Date, the Board considers that it is necessary or expedient and in the interests of the Company and the Shareholders as a whole not to offer the Rights Shares to the Excluded Overseas Shareholders because of the time and costs involved in complying with the relevant legal and regulatory requirements. Therefore, the Board has exercised the discretion given to it under the Bye-laws of the Company not to offer the Rights Shares to the Excluded Overseas Shareholders. However, assistance will be provided for the Excluded Overseas Shareholders to realise the value of their entitlements by way of disposal of the nil-paid Rights Shares which would otherwise be allotted to them in the market.

Accordingly, no provisional allotment letter, form of application for excess Rights Shares, AREs or ARSs has been sent to any of the Excluded Overseas Shareholders. In addition, no person receiving a provisional allotment letter, form of application for excess Rights Shares, AREs or ARSs in any territory or jurisdiction other than the Included Jurisdictions may treat it as an offer or invitation to apply for the Rights Shares, unless in a territory or jurisdiction where such an offer or invitation could lawfully be made without compliance with any registration or other legal and regulatory requirements thereof.

Where permitted by the laws of the relevant jurisdictions, the Company will only send this Prospectus to the Excluded Overseas Shareholders for their information only and will not despatch the provisional allotment letter, the form of application for excess Rights Shares, AREs or ARSs to the Excluded Overseas Shareholders.

It is the responsibility of anyone outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself/herself/itself as to the observance of the laws and regulations of the relevant territory or jurisdiction, including the obtaining of any government or other consents, and to pay any taxes and duties required to be paid in such territory or jurisdiction in connection therewith. Any acceptance of the offer of the Rights Shares by any person will be deemed to constitute a representation and warranty from such person to the Company that these local laws and requirements have been fully complied with. If you are in doubt as to your position, you should consult your own professional advisers. The Company reserves the right to refuse to accept any acceptances of or application for the Rights Shares where it believes that doing so would violate the applicable securities or other laws or regulations of any territory or jurisdiction.

Arrangements have been made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders to be sold in the open market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sales, less expenses, will be paid pro rata to the relevant Excluded Overseas Shareholders in Hong Kong dollars if such Excluded Overseas Shareholders are entitled to HK$100 or more. The Company will retain individual amounts of less than HK$100 for its own benefit. It is expected that cheques for such proceeds of sale, if any, will be despatched to those entitled thereto at their own risk on or before Wednesday, 12 September 2007 (in case of the Excluded Overseas Shareholders who are not CDP Depositors) and on or about Tuesday, 18 September 2007 (in the case of Excluded Overseas Shareholders who are CDP Depositors).

The Company has not provisionally allotted fractions of Rights Shares in nil-paid form. All fractions of Rights Shares will be aggregated and all nil-paid Rights Shares arising from such aggregation will, if a premium (net of expenses) can be achieved, be sold in the market. The Company will keep the proceeds of such sale of nil-paid Rights Shares for its own benefit.

11. PROCEDURES FOR ACCEPTANCE OR TRANSFER FOR QUALIFYING SHAREHOLDERS WHO ARE NOT CDP DEPOSITORS

A provisional allotment letter is enclosed with this Prospectus which entitles you to take up the number of Rights Shares shown therein.

If you wish to exercise your rights to take up all the Rights Shares specified in the provisional allotment letter, you must lodge the provisional allotment letter in accordance with the instructions printed thereon, together with a remittance by cheques, banker's drafts or banker's cashier orders for the full amount payable on acceptance, with the Hong Kong Branch Registrar, Tricor Abacus Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by not later than 4:00 p.m. (Hong Kong time) on Wednesday 5 September 2007. All remittances must be made in Hong Kong dollars and by cheques, banker's drafts or banker's cashier orders. Cheques must be drawn on an account with, banker's drafts must be drawn on, and banker's cashier orders must be issued by, a bank in Hong Kong and made payable to "Shangri-La Asia Limited – Rights Issue Account" and crossed "Account Payee Only". Such payment will constitute full acceptance of the provisional allotment on terms of the provisional allotment letter and this Prospectus and subject to the Memorandum of Association and Bye-laws of the Company.

If you wish to transfer all of your rights to subscribe for the Rights Shares provisionally allotted to you under the provisional allotment letter to one person or persons as joint holders, you and the person(s) to or through whom you are transferring such rights must complete and sign the provisional allotment letter in accordance with the instructions printed thereon, and the transferee(s) must then lodge the provisional allotment letter intact, together with a remittance by cheques, banker's drafts or banker's cashier orders for the full amount payable on acceptance, with the Hong Kong Branch Registrar, Tricor Abacus Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong so as to be received by not later than 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007.

All remittances must be made in Hong Kong dollars and by cheques, banker's drafts or banker's cashier orders . Cheques must be drawn on an account with, banker's drafts must be drawn on, and banker's cashier orders must be issued by, a bank in Hong Kong and made payable to "Shangri-La Asia Limited – Rights Issue Account" and crossed "Account Payee Only". It should be noted that Hong Kong stamp duty is payable in connection with the transfer of your rights to subscribe for the relevant Rights Shares.

If you wish to accept only part of your provisional allotment of Rights Shares (without renouncing the balance of your provisional allotment under the provisional allotment letter), or transfer part of your rights to subscribe for the Rights Shares provisionally allotted to you under the provisional allotment letter, or transfer your rights to more than one person (not as joint holders), the entire provisional allotment letter must be surrendered and lodged for cancellation by not later than 4:00 p.m. (Hong Kong time) on Tuesday, 28 August 2007 with the Hong Kong Branch Registrar, Tricor Abacus Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, who will cancel the original provisional allotment letter and issue new provisional allotment letters in the denominations required.

All cheques, banker's drafts and banker's cashier orders will be presented for payment immediately upon receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque, banker's draft or banker's cashier order is dishonoured on first or, at the option of the Company, subsequent presentation is liable to be rejected and, in that event, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled at the discretion of the Company.

If the Underwriters exercise their rights to terminate their obligations under the Underwriting Agreement before the latest time for termination, the subscription monies received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in their nil-paid form shall have been validly transferred without interest by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders or other persons on or before Wednesday, 12 September 2007.

Qualifying Shareholders who are CDP Depositors should refer to Appendix IV to this Prospectus for details of the procedures for application for the Rights Shares and (if applicable) the excess Rights Shares.

12. APPLICATIONS FOR EXCESS RIGHTS SHARES BY QUALIFYING SHAREHOLDERS WHO ARE NOT CDP DEPOSITORS

If you wish to apply for any Rights Shares in addition to your provisional allotment under the Rights Issue, you must complete and sign the enclosed form of application for excess Rights Shares as indicated therein and lodge it, together with a separate remittance by cheques, banker's drafts or banker's cashier orders for the amount payable on application in respect of the excess Rights Shares applied for, with the Hong Kong Branch Registrar, Tricor Abacus Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by not later than 4:00 p.m. (Hong Kong time) on Wednesday, 5 September 2007. All remittances must be made in Hong Kong dollars and by cheques, banker's drafts or banker's cashier orders. Cheques must be drawn on an account with, banker's drafts must be drawn on, and banker's cashier orders must be issued by, a bank in Hong Kong and made payable to "Shangri-La Asia Limited – Excess Application Account" and crossed "Account Payee Only".

All cheques, banker's drafts and banker's cashier orders will be presented for payment immediately upon receipt and all interest earned on such monies will be retained for the benefit of the Company. Any form of application for excess Rights Shares in respect of which the accompanying cheque, banker's draft or banker's cashier order is dishonoured on first or, at the option of the Company, subsequent presentation is liable to be rejected.

Subject to the provisions set out in the section headed "Allocation of Excess Rights Shares" of this Prospectus, the Board intends to allot the excess Rights Shares applied for at its sole discretion on a fair and reasonable basis but will give preference to topping up odd lots of Shares into whole board lots.

If no excess Rights Shares are allotted to you, the amount tendered on application will be refunded to you in full without interest by means of cheques despatched by ordinary post at your own risk on or before Wednesday, 12 September 2007. If the number of excess Rights Shares allotted to you is less than that applied for, the surplus application money will be refunded to you without interest by means of cheques despatched by ordinary post at your own risk on or before Wednesday, 12 September 2007.

If the Underwriters exercise their rights to terminate their obligations under the Underwriting Agreement before the latest time for termination, the monies received in respect of applications for excess Rights Shares will be returned to the applicants without interest by means of cheques despatched by ordinary post at the risk of such applicants on or before Wednesday, 12 September 2007.

The form of application for excess Rights Shares is for use only by the person(s) to whom it is addressed and is not transferable. All documents, including cheques for amounts due, will be sent at the risk of the persons entitled thereto to their registered addresses on the Register of Members.

Qualifying Shareholders who are CDP Depositors should refer to Appendix IV to this Prospectus for details of the procedures for application for excess Rights Shares.

13. PROCEDURES FOR ACCEPTANCE OR TRANSFER FOR QUALIFYING SHAREHOLDERS WHO ARE CDP DEPOSITORS

Qualifying Shareholders who are CDP Depositors holding Shares through CDP should receive a letter from CDP relating to the Rights Issue and should refer to that letter for, inter alia, the procedures for application for the Rights Shares and the information set out in Appendix IV to this Prospectus. The information in the sections headed "Procedures for Acceptance or Transfer for Qualifying Shareholders who are not CDP Depositors" and "Applications for Excess Rights Shares by Qualifying Shareholders who are not CDP Depositors" do not relate to applications by Qualifying Shareholders who are CDP Depositors holding Shares through CDP.

14. ALLOCATION OF EXCESS RIGHTS SHARES

Any Rights Shares to which the Excluded Overseas Shareholders would otherwise have been entitled and any Rights Shares arising from the aggregation of fractional entitlements to the Rights Shares which, in each case, are not sold in the manner described in this Prospectus and any Rights Shares provisionally allotted and not accepted by the Latest Acceptance Date will be made available as excess Rights Shares for application by the Qualifying Shareholders. In the case of applications for excess Rights Shares by Qualifying Shareholders who are not CDP Depositors, the Board will allocate the excess Rights Shares at its discretion on a fair and reasonable basis, but will give preference to topping-up odd lots of Shares to whole board lots. The Shareholders with the Shares held by a nominee company should note that the Board will regard the nominee company as a single Shareholder according to the register of members of the Company. Accordingly, the Shareholders should note that the aforesaid arrangement in relation to the allocation of the excess Rights Shares will not be extended to beneficial owners individually.

15. LISTING AND DEALINGS

Applications have been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms and to the SGX-ST for the approval in-principle for the listing of, and quotation for, the Rights Shares, in their fully-paid form. SGX-ST granted approval in-principle on 3 August 2007 for the listing of, and permission to deal in, the Rights Shares, in their fully-paid form subject to the approval of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Rights Shares.

It is expected that dealings in the Rights Shares in their nil-paid form on the SGX-ST will commence on Thursday, 16 August 2007 and end on Friday, 24 August 2007, both days inclusive, while dealings in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange will commence on Friday, 17 August 2007 and end on Friday, 31 August 2007, both days inclusive. It is expected that dealings in the Rights Shares in their fully-paid form on the Hong Kong Stock Exchange and SGX-ST will commence on Friday, 14 September 2007 and Tuesday, 18 September 2007, respectively.

The Shares are listed on the Hong Kong Stock Exchange as a primary listing and are traded on SGX-ST as a secondary listing.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares (in both their nil-paid and fully-paid forms) on the Hong Kong Stock Exchange and the approval in-principle for the listing of, and quotation for, the Rights Shares (in their fully-paid form) on the SGX-ST, the Rights Shares (in both their nil-paid and fully-paid forms) will be accepted as eligible securities by HKSCC and the CDP for deposit, clearance and settlement in CCASS and the CDP respectively with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Hong Kong Stock Exchange and the SGX-ST or such other dates as determined by HKSCC or the CDP. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter and settlement of transactions between participants of the SGX-ST on any trading day is required to take place on the third Market Day following the date of the transactions. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

It should also be noted that existing Shares have been dealt in on an ex-rights basis on the Hong Kong Stock Exchange and on the SGX-ST from Monday, 6 August 2007 and Tuesday, 7 August 2007, respectively. The Rights Shares will be dealt with in their nil-paid form on the SGX-ST from Thursday, 16 August 2007 to Friday, 24 August 2007, both days inclusive, while dealings in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange will commence from Friday, 17 August 2007 to Friday, 31 August 2007, both days inclusive. If the Underwriters terminate the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or, if applicable, waived by the Underwriters, the Rights Issue will not proceed. Any Shareholder or other person dealing in the Shares from 4 July 2007, being the date of the resumption of trading of Shares after publication of the Announcement, up to the date on which all conditions to which the Rights Issue is subject are fulfilled or, if applicable, waived by the Underwriters (which is expected to be 4:00 p.m. on Monday, 10 September 2007), or in the Rights Shares in their nil-paid form on the Hong Kong Stock Exchange and on the SGX-ST during the respective periods as aforesaid will accordingly bear the risk that the Rights Issue may not become unconditional. Any Shareholder or other person contemplating selling or purchasing existing Shares on an ex-rights basis and/or the Rights Shares in their nil-paid form during these periods who is in doubt about his or her position is recommended to consult his or her own professional adviser.

The board lot sizes of the Rights Shares in their nil-paid form will be 2,000 Rights Shares for the purpose of trading on the Hong Kong Stock Exchange and 2,000 Rights Shares for the purpose of trading on the SGX-ST. Dealings in the Rights Shares, in both their nil-paid and fully-paid forms, in Hong Kong will be subject to the payment of stamp duty.

Investors should be aware that nil-paid Rights Shares listed on the SGX-ST cannot be traded on the Hong Kong Stock Exchange and vice versa.

16. PERMISSION OF THE BERMUDA MONETARY AUTHORITY

Permission under the Exchange Control Act 1972 of Bermuda as amended (and regulations made thereunder) has been received from the Bermuda Monetary Authority (the "BMA") in respect of the issue of the Rights Shares to persons regarded as non-residents of Bermuda for exchange control purposes subject to the requirement that the Shares are listed on the Hong Kong Stock Exchange.

Neither the BMA in granting such permission nor the Registrar of Companies of Bermuda in accepting this Prospectus for filing accepts any responsibility for the financial soundness of the Group or for the correctness of any statements made or opinions expressed in this Prospectus.

17. SHARE CERTIFICATES

It is expected that certificates for the Rights Shares in their fully-paid form will be despatched by ordinary post to those entitled thereto (in the case of Qualifying Shareholders who are not CDP Depositors) at their own risk by the Hong Kong Branch Registrar, Tricor Abacus Limited, on or before Wednesday, 12 September 2007.

Qualifying Shareholders who are CDP Depositors who have accepted and, where applicable, successfully applied for excess Rights Shares, and paid for Rights Shares can expect to have their respective securities accounts with CDP credited with the Rights Shares on or about Monday, 17 September 2007.

18. TAXATION

Qualifying Shareholders are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding or disposal of, or dealing in the nil-paid or fully-paid Rights Shares and, as regards the Excluded Overseas Shareholders, their receipt of the net proceeds of sale of the nil-paid Rights Shares otherwise falling to be provisionally allotted to them under the Rights Issue. It is emphasised that none of the Company, its Directors and any other parties involved in the Rights Issue accepts responsibility for any tax effects or liability of any Shareholder or transferee of nil-paid Rights Shares resulting from the purchase, holding or disposal of, or dealing in the nil-paid or fully-paid Rights Shares. All the documents, including share certificates and cheques for amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses on the Register of Members or the CDP Register (as the case may be).

19. ADJUSTMENTS TO SHARE OPTIONS

Pursuant to the Share Option Schemes, as at the Latest Practicable Date, the Company has issued and outstanding Share Options (both vested and unvested) entitling holders to subscribe for up to an aggregate of 22,433,902 Shares, of which vested Share Options to subscribe for 18,988,902 Shares are exercisable on or before the Record Date. Any Rights Shares which may be issued as a result of exercise of any of these outstanding vested Share Options on or before the Record Date are fully underwritten by the Underwriters. Pursuant to the respective provisions of the Share Option Schemes, the issuance of the Rights Shares is an event which

may cause an adjustment to the subscription prices and/or the number of Shares to be issued under the outstanding Share Options. The Company will notify holders of such Share Options of the adjustment (if any) in accordance with the provisions of the Share Option Schemes.

20. CONVERTIBLE BONDS

As at the Latest Practicable Date, US$6,000,000 Convertible Bonds convertible into Shares at a conversion price of HK$9.25 per Share were outstanding. Assuming conversion of the Convertible Bonds at HK$9.25 per Share, the outstanding Convertible Bonds are convertible into approximately 5,059,459 Shares.

The Convertible Bonds are listed on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange has granted its approval for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Convertible Bonds.

Pursuant to the terms and conditions of the Convertible Bonds, the issuance of the Rights Shares may constitute an event giving rise to an adjustment to the conversion price at which the Convertible Bonds may be converted into Shares. Holders of such Convertible Bonds will be notified of the adjustment (if any) in due course.

21. LISTING RULES IMPLICATION

Under the Listing Rules, Ban Thong and Baylite, a wholly owned subsidiary of KHL and KSL respectively, are regarded as connected persons of the Company. The terms of the Underwriting Agreement constitute a connected transaction under Chapter 14A of the Listing Rules but are, pursuant to Rule 14A.31(3)(c) of the Listing Rules, exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Rights Issue will be carried out in compliance with Rule 7.21(1) of the Listing Rules. Trendfield is a wholly owned subsidiary of Kuok Brothers Sdn Berhad and is not regarded as a connected person of the Company under the Listing Rules.

22. GENERAL

Your attention is drawn to the further information set out in the Appendices to this Prospectus.

Yours faithfully,
By order of the Board of
SHANGRI-LA ASIA LIMITED
Kuok Khoon Loong, Edward
Chairman

1. FINANCIAL SUMMARY

Set out below a summary of the audited consolidated results and assets and liabilities of the Group for each of the three financial years ended 31 December 2004, 2005 and 2006 as extracted from the published annual reports of the Company for the years ended 31 December 2005 and 2006. The Group adopted the new and revised Hong Kong Financial Reporting Standards (the "new and revised HKFRS") which are effective for accounting periods commencing on or after 1 January 2005 and the figures for the year ended 31 December 2004 have been restated as required under the new and revised HKFRS. For the purpose of this summary, the restated figures as at and for the year ended 31 December 2004 have been adopted.

	Years ended 31 December		
	2004	**2005**	**2006**
	US$'000 (Restated)	*US$'000*	*US$'000*
Sales	725,523	842,003	1,002,892
Cost of goods sold	(308,510)	(345,616)	(408,806)
Gross profit	417,013	496,387	594,086
Other gains – net	26,026	44,743	80,293
Marketing costs	(31,523)	(34,575)	(34,456)
Administrative expenses	(58,933)	(79,759)	(86,818)
Other operating expenses	(209,862)	(238,427)	(279,781)
Operating profit	142,721	188,369	273,324
Finance costs	(48,322)	(32,851)	(32,461)
Share of profit of associates	41,029	64,317	41,957
Profit before income tax	135,428	219,835	282,820
Income tax expenses	(12,905)	(52,304)	(63,491)
Profit for the year	122,523	167,531	219,329
Attributable to:			
Equity holders of the Company	113,518	150,990	202,173
Minority interests	9,005	16,541	17,156
	122,523	167,531	219,329

	Years ended 31 December		
	2004	2005	2006
	US$'000	*US$'000*	*US$'000*
	(Restated)		
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	4.85	6.14	7.97
– diluted	4.84	6.13	7.95
Dividends	58,159	65,251	75,933

	As at 31 December		
	2004	2005	2006
	US$'000	*US$'000*	*US$'000*
	(Restated)		
Assets and liabilities			
Total assets	3,720,141	4,263,067	5,075,678
Total liabilities	1,554,697	1,632,853	2,100,354
Total equity	2,165,444	2,630,214	2,975,324

2. AUDITED FINANCIAL STATEMENTS

The following is the audited consolidated balance sheets of the Group and the audited balance sheets of the Company as at 31 December 2005 and 31 December 2006, the audited consolidated income statements of the Group, the audited consolidated statements of changes in equity of the Group and the audited consolidated cash flow statements of the Group for the two financial years ended 31 December 2005 and 31 December 2006, together with the accompanying notes to the consolidated financial statements extracted from the annual report of the Company for the financial year ended 31 December 2006.

CONSOLIDATED BALANCE SHEET

		As at 31 December	
	Note	**2006**	**2005**
		US$'000	*US$'000*
ASSETS			
Non-current assets			
Property, plant and equipment	*6*	2,659,861	2,155,403
Investment properties	*7*	385,125	353,159
Leasehold land and land use rights	*8*	381,142	375,143
Intangible assets	*9*	87,709	86,692
Interest in associates	*11*	924,256	790,466
Deferred income tax assets	*23*	555	5,179
Derivative financial instruments	*21*	1,458	–
Available-for-sale financial assets	*12*	4,052	1,422
Other receivables	*13*	3,923	3,522
		4,448,081	3,770,986
Current assets			
Inventories		22,019	20,711
Accounts receivable, prepayments and deposits	*14*	205,628	131,162
Due from associates	*11*	19,695	26,364
Financial assets held for trading	*15*	50,094	37,770
Cash and cash equivalents	*16*	330,161	276,074
		627,597	492,081
Total assets		5,075,678	4,263,067

	Note	As at 31 December 2006 US$'000	2005 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*17*	1,224,810	1,181,117
Other reserves	*18*	1,088,174	940,569
Retained earnings			
– Proposed final dividend	*34*	33,295	32,639
– Others		352,900	226,712
		2,699,179	2,381,037
Minority interests	*22*	276,145	249,177
Total equity		2,975,324	2,630,214
LIABILITIES			
Non-current liabilities			
Bank loans	*19*	1,479,713	931,209
Convertible bonds	*20*	26,704	59,166
Derivative financial instruments	*21*	11,765	1,299
Due to minority shareholders	*22*	14,851	20,539
Deferred income tax liabilities	*23*	211,941	202,225
		1,744,974	1,214,438
Current liabilities			
Accounts payable and accruals	*24*	277,503	231,796
Due to minority shareholders	*22*	15,588	18,557
Current income tax liabilities		19,401	15,186
Bank loans and overdrafts	*19*	42,888	152,644
Derivative financial instruments	*21*	–	232
		355,380	418,415
Total liabilities		2,100,354	1,632,853
Total equity and liabilities		5,075,678	4,263,067
Net current assets		272,217	73,666
Total assets less current liabilities		4,720,298	3,844,652

BALANCE SHEET

	Note	As at 31 December 2006 US$'000	2005 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*6*	26	50
Investments in subsidiaries	*10*	2,253,735	2,252,768
Amounts due from subsidiaries	*10*	56,700	70,875
Derivative financial instruments	*21*	1,458	–
Club debentures		840	–
		2,312,759	2,323,693
Current assets			
Amounts due from subsidiaries	*10*	361,196	328,810
Dividend receivables, prepayments and deposits		194,796	148,612
Cash and cash equivalents	*16*	29,578	16,108
		585,570	493,530
Total assets		2,898,329	2,817,223
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*17*	1,224,810	1,181,117
Other reserves	*18*	1,541,917	1,538,365
Retained earnings			
– Proposed final dividend	*34*	33,295	32,639
– Others		48,389	9,121
Total equity		2,848,411	2,761,242
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	*21*	11,765	1,299
		11,765	1,299
Current liabilities			
Derivative financial instruments	*21*	–	232
Accounts payable and accruals		6,370	6,273
Amounts due to subsidiaries	*10*	31,783	48,177
		38,153	54,682
Total liabilities		49,918	55,981
Total equity and liabilities		2,898,329	2,817,223
Net current assets		547,417	438,848
Total assets less current liabilities		2,860,176	2,762,541

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December	
	Note	**2006**	**2005**
		US$'000	*US$'000*
Sales	*5*	1,002,892	842,003
Cost of goods sold	*25*	(408,806)	(345,616)
Gross profit		594,086	496,387
Other gains – net	*26*	80,293	44,743
Marketing costs	*25*	(34,456)	(34,575)
Administrative expenses	*25*	(86,818)	(79,759)
Other operating expenses	*25*	(279,781)	(238,427)
Operating profit		273,324	188,369
Finance costs	*29*	(32,461)	(32,851)
Share of profit of associates	*30*	41,957	64,317
Profit before income tax		282,820	219,835
Income tax expense	*31*	(63,491)	(52,304)
Profit for the year		219,329	167,531
Attributable to:			
Equity holders of the Company		202,173	150,990
Minority interests		17,156	16,541
		219,329	167,531
Earnings per share for profit attributable to the equity holders of the Company during the year *(expressed in US cents per share)*			
– basic	*33*	7.97	6.14
– diluted	*33*	7.95	6.13
Dividends	*34*	75,933	65,251

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to equity holders of the Company				
	Note	**Share capital** *US$'000*	**Other reserves** *US$'000*	**Retained earnings/ (accumulated losses)** *US$'000*	**Minority interests** *US$'000*	**Total** *US$'000*
Balance at 1 January 2005		1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences		–	2,504	–	(2,297)	207
Net income/(expenses) recognised directly in equity		–	2,504	–	(2,297)	207
Profit for the year		–	–	150,990	16,541	167,531
Total recognised income for the year ended 31 December 2005		–	2,504	150,990	14,244	167,738
Issue of shares upon conversion of convertible bonds – equity component	*17*	145,627	(13,953)	–	–	131,674
Exercise of share options – allotment of shares	*17*	5,891	–	–	–	5,891
Granting of share options – value of employee service		–	3,468	–	–	3,468
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Payment of 2005 interim dividend		–	–	(32,612)	–	(32,612)
Dividend paid to and equity acquired from minority interests		–	–	–	(11,437)	(11,437)
Equity injected by minority interests		–	–	–	282	282
Net change in equity loans due to minority interests		–	–	–	58,369	58,369
		151,518	(10,485)	(63,490)	47,214	124,757
Balance at 31 December 2005		1,181,117	940,569	259,351	249,177	2,630,214
The Group's retained earnings/(accumulated losses) comprised:						
Company and subsidiaries				(18,883)		
Associates				278,234		
				259,351		

		Attributable to equity holders of the Company				
	Note	Share capital *US$'000*	Other reserves *US$'000*	Retained earnings *US$'000*	Minority interests *US$'000*	Total *US$'000*
Balance at 1 January 2006		1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences		–	147,552	–	14,501	162,053
Net income recognised directly in equity		–	147,552	–	14,501	162,053
Profit for the year		–	–	202,173	17,156	219,329
Total recognised income for the year ended 31 December 2006		–	147,552	202,173	31,657	381,382
Issue of shares upon conversion of convertible bonds – equity component	*17*	33,188	(3,499)	–	–	29,689
Exercise of share options – allotment of shares	*17*	9,642	–	–	–	9,642
Exercise of share options – transfer from option reserve to share premium	*17*	863	(863)	–	–	–
Granting of share options – value of employee service		–	4,415	–	–	4,415
Payment of 2005 final dividend		–	–	(32,691)	–	(32,691)
Payment of 2006 interim dividend		–	–	(42,638)	–	(42,638)
Dividend paid to and equity acquired from minority interests		–	–	–	(12,318)	(12,318)
Equity injected by minority interests		–	–	–	7,747	7,747
Net change in equity loans due to minority interests		–	–	–	(118)	(118)
		43,693	53	(75,329)	(4,689)	(36,272)
Balance at 31 December 2006		1,224,810	1,088,174	386,195	276,145	2,975,324
The Group's retained earnings comprised:						
Company and subsidiaries				113,916		
Associates				272,279		
				386,195		

Included in the retained earnings of subsidiaries and associates are statutory funds of approximately US$297,000 and US$21,158,000 respectively (2005: US$259,000 and US$18,756,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2006 US$'000	2005 US$'000
Cash flows from operating activities			
Cash generated from operations	35	378,181	288,221
Interest paid		(66,205)	(44,153)
Hong Kong profits tax paid		(11,818)	(8,830)
Overseas tax paid		(40,397)	(22,545)
Net cash generated from operating activities		259,761	212,693
Cash flows from investing activities			
Purchase of property, plant and equipment		(116,298)	(177,838)
Expenditure on properties under development		(394,980)	(94,656)
Purchase of leasehold land and land use rights		(5,534)	(3,585)
Purchase of investment properties		(2,862)	(114)
Proceeds from sale of property, plant and equipment; leasehold land and land use rights; investment properties		1,396	10,133
Proceeds from disposal of financial assets held for trading		8,808	6,790
Purchase of trademark		(958)	(10,000)
Expenditure on website development costs		(1,625)	–
Deposit payments for land use rights and lease		(50,006)	–
Acquisition of additional interest in a subsidiary		(2,520)	(480)
Proceeds from disposal of interest in an associate		39,488	14,341
Acquisition of associates	11	–	(42,388)
Capital contribution to associates		(64,528)	–
Net (increase)/decrease in loans to associates		(30,515)	1,426
Repayment of loans from an investee company		–	200
Interest received		9,479	5,235
Dividends received from associates		37,372	24,550
Dividends received from financial assets held for trading		754	1,008
Net cash used in investing activities		(572,529)	(265,378)

	Note	Year ended 31 December 2006 US$'000	2005 US$'000
Cash flows from financing activities			
Dividends paid		(75,329)	(63,490)
Dividends paid to minority shareholders		(12,696)	(9,916)
Proceeds from issuance of ordinary shares		9,642	5,891
Net (decrease)/increase in loan from minority shareholders		(5,727)	2,046
Capital injection from minority shareholders		7,747	282
Proceed from assignment of shareholder loan on disposal of interest in a subsidiary		–	1,520
Repayment of bank loans		(560,691)	(315,136)
Bank loans raised		1,002,191	511,746
Net cash generated from financing activities		365,137	132,943
Net increase in cash, cash equivalents and bank overdrafts		52,369	80,258
Cash, cash equivalents and bank overdrafts at beginning of the year		266,985	186,727
Exchange gains on cash, cash equivalents and bank overdrafts		10,695	–
Cash, cash equivalents and bank overdrafts at end of the year	*16*	330,049	266,985

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

1 GENERAL INFORMATION

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding available-for-sale financial assets) and financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The following amendments to standards and interpretation are relevant to the Group's operation and are mandatory for financial year ended 31 December 2006:

HKAS 21 Amendment	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 Amendments	Transition and Initial Recognition of Financial Assets and Financial Liabilities
	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS – Interpretation 4	Determining whether an Arrangement contains a Lease

These amendments to standards and interpretation had no material effect on the Group's accounting policies.

The following new standard, amendment to standard and interpretations are relevant to the Group's operation but are not effective for 2006 and have not been early adopted:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Interpretation 8	Scope of HKFRS 2
HK(IFRIC) – Interpretation 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Interpretation 10	Interim Financial Reporting and Impairment

The Group believes that the adoption of the above new standard, amendment to standard and interpretations will not result in substantial changes to the Group's accounting policies except that there will be additional disclosures required by HKAS 1 Amendment and HKFRS 7.

Certain comparative figures have been restated to conform with the current year's presentation.

2.2 Consolidation

The consolidated financial statements included the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiary

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment losses) identified on acquisition (see Note 2.8).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, leasehold land and land use rights, interest in associates, inventories, receivables and operating cash, and mainly exclude intangible assets and investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation, derivative financial instruments and all borrowings. Capital expenditure comprises additions to fixed assets, leasehold land and land use rights.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's principal subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the exchange fluctuation reserve in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

Buildings comprise mainly hotel properties. All properties, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation is calculated to write off the cost on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	Lower of underlying land lease term or 50 years
Furniture, fixtures and equipment	10% to 33⅓%
Motor vehicles	25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No depreciation is provided on freehold land for hotel properties and such land is stated at cost less accumulated impairment, if any.

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating lease or freehold and buildings.

Land held under operating leases are classified and accounted for as investment property without amortisation when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Changes in fair values are recognised in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

2.7 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortised over the period of the lease on a straight-line basis to the income statement.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

(c) Website development costs

Website development costs that are directly associated with the development of identifiable and unique products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Such development costs are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over their estimated useful lives of 3 years upon commencement of operation.

2.9 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.10 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2.12).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date and are stated at cost less impairment as the fair value of these unlisted financial assets cannot be reliably measured.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at cost plus transaction costs for all financial assets. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing prices with realised and unrealised gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortised cost using the effective interest method less impairment with changes in carrying value to be recognised in the income statement. Unlisted equity as included in available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value of these unlimited financial assets cannot be reliably measured. Club debentures are stated at fair value and the changes in fair value are recognised in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of loans and receivables and available-for-sale financial assets, a significant or prolonged decline in the expected recoverable value of the asset below its cost is considered in determining whether the asset is impaired. If any such evidence exists, the carrying value is reduced to its estimated recoverable amount.

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.12 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.17 Convertible bonds

Convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

2.18 Pre-operating expenditure

Pre-operating expenditure is charged to the income statement in the year in which it is incurred.

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, whenever applicable.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The Group's contributions to defined benefits pension plans are charged to the income statement in the period to which the contributions relate.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognised for future operating losses.

2.22 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sales:

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

Other revenue:

(iv) Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

2.23 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.24 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted on or before 7 November 2002, the Group has taken advantage of the transitional provisions in HKFRS 2 under which the fair value recognition and measurement policies have not been applied. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.26 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in US dollars. Revenues in Indonesia are also immediately converted into US dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the continued strengthening of the Renminbi, subsidiaries in Mainland China have, to the extent allowable, contracted new bank loans in US dollars. The Group has secured corporate bank loans in dual-currencies (Hong Kong dollars/US dollars) to provide flexibility depending on the relative weakness of either currency.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets held for trading and are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. The Group has policies that limit the amount of global credit exposure to any customer.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. Group policy is to maintain at around 50% or above of its borrowings in fixed rate instruments. At the year end, 48% of borrowings were at fixed rates.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rate. The Group closely monitors the movement of interest rate from time to time and enters into interest-rate swaps. Under the interest-rate swaps, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

3.2 Accounting for interest rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest-rate swap contracts.

Interest-rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). Interest-rate swap contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest-rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognised immediately in the income statement.

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practise and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts or valuation carried out by independent firms of valuers annually. The Group's investment properties are stated at professional valuations at year end.

4.2 Critical judgements in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgement, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

5 SALES AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2006	**2005**
	US$'000	*US$'000*
Sales		
Hotel operation:		
Room rentals	514,471	430,897
Food and beverage sales	376,846	316,954
Rendering of ancillary services	69,524	59,062
Hotel management and related service fees	20,766	16,444
Property rentals	21,285	18,646
	1,002,892	842,003

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For year ended 31 December 2006 (US$ million)

	The People's Republic of China: Hong Kong	The People's Republic of China: Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	212.8	334.5	124.3	140.5	54.3	91.6	44.9	-	1,002.9
Inter-segment sales	6.9	19.1	7.8	3.8	2.6	2.6	0.9	(43.7)	-
Total	219.7	353.6	132.1	144.3	56.9	94.2	45.8	(43.7)	1,002.9
Result									
Segment results	14.6	80.0	23.8	38.7	20.4	18.2	14.2	-	209.9
Interest income									7.9
Dividend income									0.9
Net realised and unrealised gains on financial assets held for trading									21.0
Fair value gains on investment properties									51.5
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Unallocated corporate expenses									(14.8)
Tax refund on reinvestment of dividend from subsidiaries and an associate									7.6
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									273.3
Finance costs									(32.5)
Share of profit of associates	0.2	38.7	-	3.6	-	-	(0.5)	-	42.0
Profit before income tax									282.8
Depreciation of property, plant and equipment	(14.0)	(48.4)	(19.5)	(12.5)	(9.0)	(8.2)	(3.3)	-	(114.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.8)	-	(0.2)	-	(0.3)	(0.3)	-	(8.5)
Capital expenditures, excluding intangible assets	12.3	275.6	32.9	14.1	18.4	28.6	156.2	-	538.1

Inter-segment sales or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment balance sheet
As at 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

Segment income statement
For the year ended 31 December 2005 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	182.0	266.5	104.3	120.1	49.3	74.6	45.2	-	842.0
Inter-segment sales	5.5	12.1	6.1	3.0	2.7	2.2	1.1	(32.7)	-
Total	187.5	278.6	110.4	123.1	52.0	76.8	46.3	(32.7)	842.0
Result									
Segment results	9.0	50.6	18.5	32.3	19.0	13.1	15.8	-	158.3
Interest income									4.9
Dividend income									1.0
Net realised and unrealised gains on financial assets held for trading									7.5
Fair value gains on investment properties									26.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									3.5
Unallocated corporate expenses									(13.5)
Tax refund on reinvestment of dividend from an associate									0.5
Loss on disposal of associates									(2.9)
Gain on disposal of partial interest in subsidiaries									0.3
Gain on disposal of a hotel									2.4
Operating profit									188.4
Finance costs									(32.9)
Share of profit of associates	-	59.2	-	3.9	-	1.5	(0.3)	-	64.3
Profit before income tax									219.8
Depreciation of property, plant and equipment	(13.1)	(42.8)	(17.0)	(11.5)	(7.5)	(9.3)	(3.3)	-	(104.5)
Amortisation of leasehold land and land use rights	(1.9)	(5.3)	-	(0.6)	-	(0.3)	(0.3)	-	(8.4)
Capital expenditures, excluding intangible assets	17.3	201.3	30.4	5.2	5.3	9.8	14.0	-	283.3

Segment balance sheet
As at 31 December 2005 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	-	669.7	-	62.7	-	23.3	34.8	-	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

Secondary reporting format – business segments

For the year ended/as at 31 December 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	514.5			
– Food and beverage sales	376.8			
– Renderings of ancillary services	69.5			
	960.8	197.3	3,422.2	531.7
Hotel management	64.5	5.1	48.9	3.6
Property rentals	21.3	7.5	505.7	2.8
Elimination	(43.7)	–	(16.9)	–
	1,002.9	209.9	3,959.9	538.1
Interest in associates			924.3	–
Unallocated assets			103.8	–
Intangible assets			87.7	–
Total			5,075.7	538.1

For the year ended/as at 31 December 2005 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	430.9			
– Food and beverage sales	317.0			
– Renderings of ancillary services	59.1			
	807.0	153.6	2,861.2	281.1
Hotel management	49.1	(1.7)	38.9	2.1
Property rentals	18.6	6.4	418.8	0.1
Elimination	(32.7)	–	(16.3)	–
	842.0	158.3	3,302.6	283.3
Interest in associates			790.5	–
Unallocated assets			83.3	–
Intangible assets			86.7	–
Total			4,263.1	283.3

6 PROPERTY, PLANT AND EQUIPMENT

Group

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2005					
Cost	2,244,331	126,695	391,300	128,348	2,890,674
Accumulated depreciation	(563,625)	(81,607)	(259,028)	–	(904,260)
Net book amount	1,680,706	45,088	132,272	128,348	1,986,414
Year ended 31 December 2005					
Opening net book amount	1,680,706	45,088	132,272	128,348	1,986,414
Exchange differences	892	(910)	740	2,149	2,871
Additions	101,525	22,286	48,702	107,107	279,620
Disposals	(4,763)	(738)	(2,753)	(603)	(8,857)
Transfer	55,918	4,511	16,698	(77,127)	–
Depreciation	(58,569)	(16,124)	(29,952)	–	(104,645)
Closing net book amount	1,775,709	54,113	165,707	159,874	2,155,403
At 31 December 2005					
Cost	2,395,964	140,349	439,513	159,874	3,135,700
Accumulated depreciation	(620,255)	(86,236)	(273,806)	–	(980,297)
Net book amount	1,775,709	54,113	165,707	159,874	2,155,403
Year ended 31 December 2006					
Opening net book amount	1,775,709	54,113	165,707	159,874	2,155,403
Exchange differences	86,924	2,923	5,111	6,693	101,651
Additions	78,853	6,380	31,066	413,448	529,747
Disposals	(5,555)	(136)	(2,668)	(3,304)	(11,663)
Transfer	42,536	1,703	27,294	(71,533)	–
Depreciation	(62,268)	(14,016)	(38,993)	–	(115,277)
Closing net book amount	1,916,199	50,967	187,517	505,178	2,659,861
At 31 December 2006					
Cost	2,628,248	153,757	489,222	505,178	3,776,405
Accumulated depreciation	(712,049)	(102,790)	(301,705)	–	(1,116,544)
Net book amount	1,916,199	50,967	187,517	505,178	2,659,861

(a) All depreciation expenses (net of amount capitalised) in 2006 and 2005 have been included as part of the other operating expenses.

(b) Banking borrowings are secured on certain vehicles with closing net book amount of US$70,000 (2005: US$93,000) (Note 19).

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarised in note 40(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fitting and equipment *US$'000*	**Motor vehicles** *US$'000*	**Total** *US$'000*
At 1 January 2005			
Cost	808	221	1,029
Accumulated depreciation	(770)	(184)	(954)
Net book amount	38	37	75
Year ended 31 December 2005			
Opening net book amount	38	37	75
Additions	26	–	26
Depreciation	(24)	(27)	(51)
Closing net book amount	40	10	50
At 31 December 2005			
Cost	834	221	1,055
Accumulated depreciation	(794)	(211)	(1,005)
Net book amount	40	10	50
Year ended 31 December 2006			
Opening net book amount	40	10	50
Additions	9	–	9
Depreciation	(23)	(10)	(33)
Closing net book amount	26	–	26
At 31 December 2006			
Cost	843	221	1,064
Accumulated depreciation	(817)	(221)	(1,038)
Net book amount	26	–	26

7 INVESTMENT PROPERTIES

	2006	2005
	US$'000	*US$'000*
At 1 January	353,159	407,291
Exchange differences	23,140	(1,933)
Additions	2,862	114
Disposal through selling of partial interest in a subsidiary *(Note 35)*	–	(78,319)
Other disposals	(1,871)	(404)
Reclassified as deposit	(43,668)	–
Fair value gains (included in other gains – net) *(Note 26)*	51,503	26,410
At 31 December	385,125	353,159

(a) The investment properties were revalued at 31 December 2006 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2006	2005
	US$'000	*US$'000*
Outside Hong Kong, held on:		
Freehold	335,048	261,502
Leases of between 10 to 50 years	50,077	91,657
	385,125	353,159

(c) Details of investment properties of the Company's subsidiaries are summarised in note 41(a).

8 LEASEHOLD LAND AND LAND USE RIGHTS

	2006	2005
	US$'000	*US$'000*
At 1 January		
Cost	451,681	447,816
Accumulated amortisation	(76,538)	(68,300)
Net book amount	375,143	379,516
Opening net book amount	375,143	379,516
Exchange differences	8,944	4,228
Additions	5,534	3,585
Disposal	–	(3,799)
Amortisation of prepaid operating lease payment	(8,479)	(8,387)
Closing net book value	381,142	375,143
At 31 December		
Cost	467,277	451,681
Accumulated depreciation	(86,135)	(76,538)
Net book amount	381,142	375,143

All amortisation expenses in 2006 and 2005 have been included as part of the other operating expenses.

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2006 *US$'000*	2005 *US$'000*
In Hong Kong held on:		
Leases of between 10 to 50 years	85,266	87,205
Outside Hong Kong, held on:		
Leases of over 50 years	84,824	79,995
Leases of between 10 to 50 years	211,052	207,943
	381,142	375,143

9 INTANGIBLE ASSETS

	Goodwill *US$'000*	Trademark & licences *US$'000*	Website development *US$'000*	Total *US$'000*
At 1 January 2005				
Cost	75,424	–	–	75,424
Accumulated amortisation	–	–	–	–
Net book amount	75,424	–	–	75,424
Year ended 31 December 2005				
Opening net book amount	75,424	–	–	75,424
Additions	1,393	10,000	–	11,393
Amortisation expenses	–	(125)	–	(125)
Closing net book amount	76,817	9,875	–	86,692
At 31 December 2005				
Cost	76,817	10,000	–	86,817
Accumulated amortisation	–	(125)	–	(125)
Net book amount	76,817	9,875	–	86,692
Year ended 31 December 2006				
Opening net book amount	76,817	9,875	–	86,692
Addition	–	958	1,625	2,583
Impairment	(1,026)	–	–	(1,026)
Amortisation expenses	–	(540)	–	(540)
Closing net book amount	75,791	10,293	1,625	87,709
At 31 December 2006				
Cost	75,791	10,958	1,625	88,374
Accumulated amortisation	–	(665)	–	(665)
Net book amount	75,791	10,293	1,625	87,709

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflows generated from these sub-groups. In view of the overall performance of the Group, provision for impairment losses is not considered necessary.

During the year, impairment losses are provided for goodwill on acquisition of a subsidiary and are included under other gains – net of the income statement.

10 INVESTMENTS IN AND AMOUNTS DUE FROM SUBSIDIARIES

	2006	**2005**
	US$'000	*US$'000*
Company		
Investments, at cost		
Unlisted shares	1,701,304	1,698,370
Equity loans	552,431	554,398
	2,253,735	2,252,768

Equity loans are unsecured, interest free with no fixed repayment terms.

(a) Amounts due from subsidiaries

	2006	**2005**
	US$'000	*US$'000*
Non-current	56,700	70,875
Current	361,196	328,810
	417,896	399,685

Non-current balance comprised:

	2006	**2005**
	US$'000	*US$'000*
Interest bearing at		
– HIBOR plus 1% per annum effective 1 January 2006 with fixed repayment terms	56,700	70,875

Current balance comprised:

	2006	**2005**
	US$'000	*US$'000*
Interest bearing at		
– HIBOR plus 1% per annum with fixed repayment term	7,088	3,120
Interest free repayable on demand	354,108	325,690
	361,196	328,810

Amounts due from subsidiaries are unsecured.

(b) Amounts due to subsidiaries as at 31 December 2006 and 2005 are unsecured, interest-free and repayable on demand.

(c) Details of principal subsidiaries are set out in note 39(a).

11 INTEREST IN ASSOCIATES AND DUE FROM ASSOCIATES

	2006 *US$'000*	2005 *US$'000*
Interest in associates		
At 1 January	607,897	517,948
Share of associates' results		
– profit before taxation	74,212	95,361
– taxation	(32,255)	(31,044)
	41,957	64,317
Exchange difference	28,868	803
Acquisition of associates	–	42,388
Capital contribution to associates	64,528	–
Dividend declared by associates	(34,612)	(37,153)
Disposal of partial interest in a subsidiary *(Note 35)*	–	36,860
Disposal of interest in associates	–	(17,266)
Investment in associates under equity method	708,638	607,897
Equity loans *(a)*	149,481	128,804
Other long term shareholder loans *(b)*	66,137	53,765
	924,256	790,466

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at

	2006 *US$'000*	2005 *US$'000*
– HIBOR plus 2% per annum	19,727	9,769
– SIBOR plus 0.217% per annum	11,863	11,983
– 1.25% per annum	34,547	32,013
	66,137	53,765

Other long term shareholder loans are unsecured and with no fixed repayment terms except for loans to two associates of US$19,727,000 (2005: US$4,110,000 for an associate) which will be wholly repayable by 31 December 2015.

(c) Due from associates are unsecured, interest free and repayable within one year.

(d) The Group's interest in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital *US$'000*	Country of incorporation	Assets *US$'000*	Liabilities *US$'000*	Revenues *US$'000*	Profit/ (loss) *US$'000*	% interest held
2006							
China World Trade Center Ltd.	240,000	The People's Republic of China	867,201	420,940	104,562	18,751	50
Others	–	–	629,035	151,040	113,721	23,206	–
			1,496,236	571,980	218,283	41,957	
2005							
China World Trade Center Ltd.	240,000	The People's Republic of China	764,909	329,515	95,735	39,815	50
Others	–	–	486,794	131,722	106,223	24,502	–
			1,251,703	461,237	201,958	64,317	

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2006 *US$'000*	**2005** *US$'000*
Equity securities:		
Overseas unlisted shares, at cost	1,916	1,916
– Exchange differences	83	(175)
– Provision for impairment losses	–	(319)
	1,999	1,422
Club debentures, at fair value	2,053	–
	4,052	1,422

13 OTHER RECEIVABLES

	2006 *US$'000*	**2005** *US$'000*
Loans to a managed hotel	3,923	3,522

The loans were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent US$1,581,000) which is interest bearing at LIBOR plus 1% per annum.

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

14 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	2006	2005
	US$'000	*US$'000*
Trade receivables	57,605	43,294
Prepayments and deposits	113,346	30,579
Accounts receivable	34,677	17,801
Consideration receivables from disposal of partial interest in a subsidiary *(Note 35)*	–	39,488
	205,628	131,162

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	2006	2005
	US$'000	*US$'000*
0 – 3 months	54,775	40,755
4 – 6 months	1,945	1,495
Over 6 months	885	1,044
	57,605	43,294

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

15 FINANCIAL ASSETS HELD FOR TRADING

	2006	2005
	US$'000	*US$'000*
Equity securities, at market value		
Shares listed in Hong Kong	48,279	35,829
Shares listed outside Hong Kong	1,815	1,941
	50,094	37,770

Equity securities listed in Hong Kong included 10,867,055 (31 December 2005: 11,805,055) ordinary shares in the Company with a carrying value of US$28,114,000 (31 December 2005: US$19,726,000) held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such shares, representing approximately 0.4% (31 December 2005: 0.5%) of the issued share capital of the Company as at 31 December 2006, were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to independent parties. 938,000 shares in the Company owned by the above subsidiary of SHPCL were disposed on The Stock Exchange of Hong Kong Limited in 2006. In view of the temporary nature of this holding in such shares, they have been classified as financial assets held for trading in these financial statements.

16 CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	**2005**	**2006**	**2005**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Cash at bank and in hand	130,622	125,522	762	292
Short-term bank deposits	199,539	150,552	28,816	15,816
	330,161	276,074	29,578	16,108

The effective interest rate on short-term bank deposits was 4.0% (2005: 3.2%); these deposits have an average maturity of 30 days.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	Group		Company	
	2006	**2005**	**2006**	**2005**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Cash and cash equivalents	330,161	276,074	29,578	16,108
Bank overdrafts *(Note 19)*	(112)	(9,089)	–	–
	330,049	266,985	29,578	16,108

17 SHARE CAPITAL

		Amount		
	No. of shares	**Ordinary shares**	**Share premium**	**Total**
	('000)	*US$'000*	*US$'000*	*US$'000*
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2005 and 31 December 2006	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2006	2,527,439	326,377	854,740	1,181,117
Exercise of share options				
– allotment of shares *(note (a))*	8,135	1,050	8,592	9,642
– transfer from option reserve	–	–	863	863
Issue of shares upon conversion of convertible bonds *(note (b))*	25,179	3,249	29,939	33,188
At 31 December 2006	2,560,753	330,676	894,134	1,224,810
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Allotment of shares upon exercise of share options *(note (a))*	5,929	760	5,131	5,891
Issue of shares upon conversion of convertible bonds *(note (b))*	117,218	15,029	130,598	145,627
At 31 December 2005	2,527,439	326,377	854,740	1,181,117

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued					
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	Total consideration *US$'000*
In year 2006						
February	–	–	–	60,000	–	53
May	1,141,099	570,538	600,000	150,000	1,061,000	4,219
June	414,000	60,000	–	–	280,000	929
July	1,445	540,848	–	150,000	225,000	1,085
August	87,084	116,293	67,921	–	24,000	333
September	85,421	–	–	300,000	270,000	759
October	448,207	639,611	359,011	–	182,000	1,857
November	–	–	–	–	60,000	90
December	44,000	69,366	–	–	128,000	317
For the year ended 31 December 2006	2,221,256	1,996,656	1,026,932	660,000	2,230,000	9,642
In year 2005						
January	232,224	204,439	203,763	1,284,000	–	1,813
February	–	163,821	–	380,000	–	517
March	127,084	96,911	–	152,000	–	377
April	–	96,911	–	398,000	–	457
May	800,000	–	–	–	–	847
June	180,000	–	67,921	113,000	–	361
July	290,280	387,644	–	150,000	–	877
August	233,196	77,528	–	–	–	335
September	290,280	–	–	–	–	307
For the year ended 31 December 2005	2,153,064	1,027,254	271,684	2,477,000	–	5,891

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$15.46 (2005: HK$11.68).

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company (Note 20) have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds *US$'000*	Number of new ordinary shares issued
January 2006	1,000	843,243
February 2006	400	337,296
March 2006	1,000	843,243
May 2006	975	822,159
June 2006	275	231,891
July 2006	1,454	1,226,072
August 2006	596	502,572
September 2006	4,092	3,450,551
December 2006	20,068	16,922,203
	29,860	25,179,230

4,216,216 ordinary shares were issued subsequent to 31 December 2006 for convertible bonds with face value of US$5,000,000 converted in December 2006.

Share options

Share options are granted to directors and key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2006		For the year ended 31 December 2005	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	10.26	29,023,876	8.00	17,312,433
Granted	14.60	7,080,000	11.60	18,150,000
Exercised	9.19	(8,134,844)	7.75	(5,929,002)
Lapsed	11.12	(827,500)	10.32	(509,555)
At 31 December	11.69	27,141,532	10.26	29,023,876

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2006	31 December 2005
Executive Option Scheme			
30 April 2008	8.26	1,465,456	3,686,712
14 January 2010	8.82	1,686,244	3,682,900
14 January 2011	8.18	467,332	1,494,264
		3,619,032	8,863,876
New Option Scheme			
30 June 2007	11.60	200,000	–
30 June 2007	14.60	37,500	–
2 May 2008	11.60	50,000	–
28 May 2012	6.81	1,540,000	2,340,000
27 April 2015	11.60	14,745,000	17,820,000
15 June 2016	14.60	6,950,000	–
		23,522,500	20,160,000

The fair value of each option granted during the year ended 31 December 2006 determined using the Black-Scholes valuation model was HK$4.69 (year ended 31 December 2005: HK$3.0). The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 327,084 shares, 252,278 shares, 110,000 shares and 401,000 shares with exercise price per share of HK$8.26, HK$8.18, HK$6.81 and HK$11.60, respectively have been exercised subsequent to 31 December 2006 and up to the approval date of these financial statements. Options on 50,000 shares and 40,000 shares with exercise price per share of HK$11.60 and HK$14.60, respectively have lapsed subsequent to 31 December 2006 and up to the approval date of these financial statements.

18 OTHER RESERVES

	Option	Convertible bonds	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Group								
Balance at 1 January 2005	–	20,075	10,666	(74,790)	601,490	1,368	389,741	948,550
Currency translation differences	–	–	–	2,504	–	–	–	2,504
Issue of shares upon conversion of convertible bonds – equity component	–	(13,953)	–	–	–	–	–	(13,953)
Granting of share options	3,468	–	–	–	–	–	–	3,468
Balance at 31 December 2005 and 1 January 2006	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
Currency translation differences	–	–	–	147,552	–	–	–	147,552
Issue of shares upon conversion of convertible bonds – equity component	–	(3,499)	–	–	–	–	–	(3,499)
Granting of share options	4,415	–	–	–	–	–	–	4,415
Exercise of share options – transfer to share premium	(863)	–	–	–	–	–	–	(863)
Balance at 31 December 2006	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
Company								
Balance at 1 January 2005	–	–	10,666	–	–	–	1,524,231	1,534,897
Granting of share options	3,468	–	–	–	–	–	–	3,468
Balance at 31 December 2005 and 1 January 2006	3,468	–	10,666	–	–	–	1,524,231	1,538,365
Granting of share options	4,415	–	–	–	–	–	–	4,415
Exercise of share options – transfer to share premium	(863)	–	–	–	–	–	–	(863)
Balance at 31 December 2006	7,020	–	10,666	–	–	–	1,524,231	1,541,917

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the share of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

(c) As at 31 December 2006, the Group's distributable reserves comprised:

	2006 *US$'000*	2005 *US$'000*
The Company		
Distributable retained earnings	81,684	41,760
Contributed surplus	1,524,231	1,524,231
	1,605,915	1,565,991
Subsidiaries *(notes (i) and (ii))*		
Distributable retained earnings	649,568	549,586
Associates *(notes (i) and (ii))*		
Distributable retained earnings	142,940	162,122

Notes:

(i) The distributable retained earnings of subsidiaries and associates are the corresponding share of retained earnings which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the retained earnings included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

19 BANK LOANS AND OVERDRAFTS

	2006 *US$'000*	2005 *US$'000*
Overdrafts – unsecured *(Note 16)*	112	9,089
Bank loans – secured *(Note 6(b))*	3	36
Bank loans – unsecured	1,522,486	1,074,728
	1,522,601	1,083,853

The maturity of bank loans and overdrafts is as follows:

	2006 *US$'000*	2005 *US$'000*
Within 1 year	42,888	152,644
Between 1 and 2 years	162,261	407,422
Between 2 and 5 years	1,317,452	509,806
Wholly repayable within 5 years	1,522,601	1,069,872
Over 5 years	–	13,981
	1,522,601	1,083,853

In 2006, the Group refinanced part of the borrowings that fell due within one year, by entering into new loan agreements at lower interest cost.

The effective interest rates at the balance sheet date were as follows:

	31 December 2006					31 December 2005				
	HK$	RMB	MYR	US$	S$	HK$	RMB	MYR	US$	Thai Baht
Bank overdrafts	–	–	6.80%	–	–	–	–	6.50%	–	6.75%
Bank borrowings	4.26%	5.64%	4.31%	5.80%	3.63%	4.49%	5.49%	3.74%	4.7%	–

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	2006	2005
	US$'000	*US$'000*
Hong Kong dollars	1,113,092	897,481
Renminbi	40,538	47,261
Malaysian Ringgit	49,926	36,034
Singapore dollars	3,245	–
US dollars	315,800	103,031
Thai Baht	–	46
	1,522,601	1,083,853

The Group has the following undrawn borrowing facilities:

	2006	2005
	US$'000	*US$'000*
Floating rate		
– expiring within one year	148,817	158,711
– expiring beyond one year	768,767	482,173
Fixed rate		
– expiring within one year	24,828	4,873
– expiring beyond one year	45,069	46,679
	987,481	692,436

As at 31 December 2006, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2005: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$6,910,000 (31 December 2005: US$6,040,000).

20 CONVERTIBLE BONDS

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (Note 18).

The convertible bonds recognised in the balance sheet is calculated as follows:

	2006 US$'000	2005 US$'000
Face value of convertible bonds issued on 15 March 2004	200,000	200,000
Issuing expenses	(3,185)	(3,185)
Equity component	(20,075)	(20,075)
Liability component on initial recognition at 15 March 2004	176,740	176,740
Accumulated interest expense *(Note 29)*	16,918	14,100
Amount converted to ordinary shares of the Company	(166,954)	(131,674)
Liability component	26,704	59,166

The face value of the outstanding bonds at 31 December 2006 amounted to US$26,132,000. The carrying value of the liability component is calculated using cash flows discounted at an effective borrowing rate of 5.27% per annum. The fair value of the liability component as at 31 December 2006 amounted to US$26,393,000 and it is calculated using cash flows discounted at a rate based on the borrowing rate of 5.91%.

During the year, convertible bonds with face value US$34,860,000 were converted and 25,179,230 ordinary shares of the Company were allotted during the year (Note 17(b)) while 4,216,216 ordinary shares were allotted after 31 December 2006.

Subsequent to 31 December 2006 and up to the approval date of these financial statements, bondholders have served conversion notices and convertible bonds with face value of US$16,932,000 have been converted to14,277,794 ordinary shares of the Company.

21 DERIVATIVE FINANCIAL INSTRUMENTS

	2006 US$'000	2005 US$'000
Liabilities		
Interest-rate swap contracts – non hedging	11,765	1,531
Less: current portion of interest-rate swap contracts	–	(232)
Non-current portion	11,765	1,299
Assets		
Non-current portion of interest-rate swap contracts – non hedging	(1,458)	–
Net liabilities	10,307	1,299

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2006 were HK$4,460,000,000 and US$100,000,000, respectively (31 December 2005: HK$4,360,000,000 and US$100,000,000 respectively).

At 31 December 2006, the fixed interest rates vary from 4.335% to 4.70% per annum (31 December 2005: 4.335% to 5.29%).

22 MINORITY INTERESTS AND BALANCES WITH MINORITY SHAREHOLDERS

	2006	**2005**
	US$'000	*US$'000*
Minority interests		
Share of equity	214,240	190,808
Equity loans *(a)*	61,905	58,369
	276,145	249,177

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2006	**2005**
	US$'000	*US$'000*
– 2.5% per annum	11,564	11,681
– LIBOR + 1% per annum	2,480	–
– interest free	47,861	46,688
	61,905	58,369

(b) Due to minority shareholders (non-current portion) are unsecured and with the following terms:

	2006	**2005**
	US$'000	*US$'000*
– HIBOR plus 1% per annum effective 1 January 2006 with no fixed repayment terms	–	17,719
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	14,175	–
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	676	651
– 6% per annum and wholly repayable on 31 December 2015	–	2,169
	14,851	20,539

(c) Due to minority shareholders (current portion) are unsecured and with the following terms:

	2006	**2005**
	US$'000	*US$'000*
– HIBOR plus 1% per annum and wholly repayable on 30 June 2006	–	780
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	1,772	–
– Interest free with no fixed repayment terms	13,816	17,777
	15,588	18,557

23 DEFERRED INCOME TAX

Deferred income tax assets and liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2005: 17.5%) for subsidiaries operating in Hong Kong. Deferred income tax assets and liabilities of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	2006 *US$'000*	2005 *US$'000*
At 1 January	197,046	183,541
Exchange differences	5,086	(1,198)
Deferred taxation charged to income statement *(Note 31)*	9,254	14,703
At 31 December	211,386	197,046

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2006, the Group has the following unrecognised tax losses to carry forward against future taxable income.

	2006 *US$'000*	2005 *US$'000*
With no expiry date	4,114	8,848
Lapsed within the next five years	14,239	42,942
	18,353	51,790

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities	**Accelerated tax depreciation**		**Properties valuation surplus**		**Dividend withholding tax**		**Total**	
	2006 *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*
At 1 January	181,301	175,641	7,391	1,807	16,407	14,743	205,099	192,191
Charged to income statement	1,485	6,665	25	5,584	2,878	1,857	4,388	14,106
Exchange differences	5,132	(1,005)	78	–	315	(193)	5,525	(1,198)
At 31 December	187,918	181,301	7,494	7,391	19,600	16,407	215,012	205,099

Deferred income tax assets	**Provision of assets**		**Tax losses**		**Others**		**Total**	
	2006 *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*	**2006** *US$'000*	**2005** *US$'000*
At 1 January	–	–	(1,084)	(2,215)	(6,969)	(6,435)	(8,053)	(8,650)
Charged/(credited) to income statement	(588)	–	1,001	1,135	4,453	(538)	4,866	597
Exchange differences	(11)	–	(45)	(4)	(383)	4	(439)	–
At 31 December	(599)	–	(128)	(1,084)	(2,899)	(6,969)	(3,626)	(8,053)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	2006	2005
	US$'000	*US$'000*
Deferred income tax assets	(555)	(5,179)
Deferred income tax liabilities	211,941	202,225
	211,386	197,046

24 ACCOUNTS PAYABLE AND ACCRUALS

	2006	2005
	US$'000	*US$'000*
Trade payables	48,637	41,738
Construction cost payable and accrued expenses	228,866	190,058
	277,503	231,796

At 31 December 2006, the ageing analysis of the trade payables were as follows:

	2006	2005
	US$'000	*US$'000*
0 – 3 months	46,465	39,066
4 – 6 months	531	1,195
Over 6 months	1,641	1,477
	48,637	41,738

25 EXPENSES BY NATURE

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	2006	2005
	US$'000	*US$'000*
Depreciation of property, plant and equipment (net of amount capitalised of US$352,000 (2005: US$124,000)) *(Note 6)*	114,925	104,521
Amortisation of leasehold land and land use rights *(Note 8)*	8,479	8,387
Amortisation of trademark and licences *(Note 9)*	540	125
Employee benefit expenses *(Note 27)*	265,044	228,850
Cost of inventories sold or consumed in operation	123,441	104,747
Loss on disposal of fixed assets	4,835	2,492
Discarding of fixed assets due to renovation of hotels	4,194	2,642
Expenses on share options granted	4,415	3,468
Impairment loss on properties under development	2,758	–
Auditors' remuneration	862	735

26 OTHER GAINS – NET

	2006	2005
	US$'000	*US$'000*
Fair value gains on investment properties *(Note 7)*	51,503	26,410
Reversal of impairment/(impairment loss) on available-for-sale financial assets	319	(74)
Gains (realised and unrealised) on financial assets held for trading	21,022	7,494
Fair value (losses)/gains on derivative financial instruments – interest-rate swap contracts	(10,413)	3,539
Loss on disposal of associates	–	(2,925)
Gains on disposal of partial interests in subsidiaries *(Note 35)*	–	340
Gain on disposal of a hotel	–	2,389
Excess of net assets over the cost of acquisition of additional interest in a subsidiary	694	–
Goodwill impairment	(1,026)	–
Interest income	7,929	4,940
Dividend income	864	1,008
Tax refund on reinvestment of dividend from subsidiaries and an associate	7,613	457
Others	1,788	1,165
	80,293	44,743

27 EMPLOYEE BENEFIT EXPENSES
(excluding directors' emoluments)

	2006	2005
	US$'000	*US$'000*
Wages and salaries (including unutilised annual leave)	201,727	178,718
Pension costs	13,518	12,028
Other welfare	49,799	38,104
	265,044	228,850

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2006 were not material.

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the Singapore government at S$585 (equivalent to US$380) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 12% of their gross salaries and bonus, if applicable, to such fund respectively.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 31 December 2006 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 8% per annum and salary will increase by 5% per annum. Based on this report, both Makati Shangri-La Hotel & Resort, Inc., Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. have unrecognised actuarial losses of Peso 15,782,000 (equivalent to US$319,000), Peso 2,301,000 (equivalent to US$47,000) and Peso 7,100,000 (equivalent to US$144,000) respectively.

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$13,625,000 (2005: US$12,110,000).

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2006 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Inducement fees	Other benefits[4]	Employer's contribution to pension schemes	Compensation for loss of office as director	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Mr KUOK Khoon Loong, Edward	201	139	2,581	–	231	8	–	3,160
Mr LUI Man Shing	5	–	–	–	–	–	–	5
Mr Giovanni ANGELINI	146	396	3,613	–	201	86	–	4,442
Mr NG Si Fong, Alan	–	193	250	–	126	8	–	577
Madam KUOK Oon Kwong	24	168	266	–	5	3	–	466
Mr HO Kian Guan	52	–	–	–	–	–	–	52
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr WONG Kai Man[2]	19	–	–	–	–	–	–	19
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr YE Longfei	–	464	774	–	7	2	–	1,247
Mr TOW Heng Tan[3]	19	–	–	–	–	–	–	19

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2005 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[4] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	–	323	2,571	–	225	8	–	3,127
Mr LUI Man Shing	4	–	–	–	–	–	–	4
Mr Giovanni ANGELINI	145	335	3,213	–	186	62	–	3,941
Mr NG Si Fong, Alan	–	153	223	–	125	8	–	509
Madam KUOK Oon Kwong	23	155	142	–	5	3	–	328
Mr HO Kian Guan	46	–	–	–	–	–	–	46
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr YE Longfei	–	348	643	–	4	1	–	996
Mr TOW Heng Tan[3]	37	–	–	–	–	–	–	37

Notes:

(1) Mr HO Kian Hock is Alternate Director to Mr HO Kian Guan.

(2) Mr WONG Kai Man was appointed as Director on 1 July 2006.

(3) Mr TOW Heng Tan resigned as Director on 1 July 2006.

(4) Other benefits include housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the Directors in 2006 was included in the total expense on share options granted (Note 25).

Movement of option shares granted to the Directors for the year ended 31 December 2006 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni ANGELINI	15 January 2000	I	8.30	266,505	–	–	(266,505)	–	8.82	6.63	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	–	–	(266,505)	–	8.82	6.63	15 January 2002 – 14 January 2010
Mr YE Longfei	15 January 2001	I	7.80	339,606	–	–	(339,606)	–	8.18	6.62	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	–	–	(260,394)	79,212	8.18	6.62	15 January 2003 – 14 January 2011

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Mr KUOK Khoon Loong, Edward	28 April 2005	I	11.75	250,000	–	–	(230,000)	20,000	11.60	3.82	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	29 May 2002	I	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	(150,000)	–	11.60	5.06	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016

	Date of grant	Tranche	*Closing* price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	*No. of* option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	*Exercise* price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	8.39	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	8.39	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	75,000	–	–	(75,000)	–	11.60	3.60	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr YE Longfei	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	7.99	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr TOW Heng Tan	28 April 2005	I	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2007 – 27 April 2015

Movement of option shares granted to the Directors for the year ended 31 December 2005 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Mr Giovanni ANGELINI	15 January 2000	I	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2002 – 14 January 2010

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr YE Longfei	1 May 1998	I	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2003 – 14 January 2011

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong, Edward	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr LUI Man Shing	29 May 2002	I	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Mr Giovanni ANGELINI	28 April 2005	I	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Madam KUOK Oon Kwong	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Mr HO Kian Guan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr LEE Yong Sun	29 May 2002	I	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Alexander Reid HAMILTON	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Timothy David DATTELS	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant *HK$*	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share *HK$*	Excess of weighted average closing price per share on exercise date over exercise price *HK$*	Exercisable Period
Mr YE Longfei	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr TOW Heng Tan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015

Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2005: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2005: two) individuals during the year are as follows:

	2006 *US$'000*	2005 *US$'000*
Basic, salaries, housing allowances, other allowances and benefits in kind	920	852
Employer's contribution to pension schemes	58	52
Discretionary bonuses	1,041	488
Inducement fee to join the Group	–	–
Compensation for loss of office	–	–
	2,019	1,392

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to these two individuals (2005: two) options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the two individuals in 2006 was included in the total expenses on share options granted (Note 25).

The emoluments fell within the following bands:

	Number of individuals 2006	2005
Emolument bands		
HK$8,000,001 – HK$8,500,000	1	–
HK$7,000,001 – HK$7,500,000	1	–
HK$5,500,001 – HK$6,000,000	–	1
HK$5,000,001 – HK$5,500,000	–	1

29 FINANCE COSTS

	2006	2005
	US$'000	*US$'000*
Interest expense:		
– bank loans and overdrafts	64,995	34,880
– other loans interest	11	–
– convertible bonds wholly repayable within five years *(Note 20)*	2,818	6,667
	67,824	41,547
Less: amount capitalised	(18,116)	(7,002)
	49,708	34,545
Net foreign exchange transaction gains	(17,247)	(1,694)
	32,461	32,851

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 4.8% per annum (2005: 3.7%).

30 SHARE OF PROFIT OF ASSOCIATES

Share of profit in 2006 is stated after the share of loss of US$14,677,000 due to the implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate and US$6,177,000 (2005: US$16,262,000) share of the fair value gains of investment properties after provision for deferred tax liabilities.

31 INCOME TAX EXPENSE

	2006	2005
	US$'000	*US$'000*
Current income tax		
– Hong Kong profits tax	11,355	8,679
– Overseas taxation	42,882	28,922
Deferred income tax *(note 23)*	9,254	14,703
	63,491	52,304

Share of associates' taxation for the year ended 31 December 2006 of US$32,255,000 (2005: US$31,044,000) is included in the income statement as share of profits of associates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2006 *US$'000*	2005 *US$'000*
Profit before income tax	282,820	219,835
Calculated at a taxation rate of 17.5%	49,494	38,471
Effect of different taxation rates of subsidiaries operating in other countries	16,681	16,326
Income not subject to taxation	(42,353)	(28,532)
Expenses not deductible for taxation purposes	33,438	21,888
Tax effect on unrecognised tax losses	5,362	3,005
Utilisation of previously unrecognised tax losses	(2,656)	(5,016)
Effect on opening net deferred taxation resulting from an increase in tax rate	–	3,909
(Over)/under provision in prior year	(66)	204
Withholding tax	3,333	3,713
Derecognition of deferred tax assets by a subsidiary	3,233	–
Tax incentive	(2,201)	(1,960)
Others	(774)	296
Taxation charge	63,491	52,304

(a) Hong Kong profits tax is provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

32 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS AND RETAINED EARNINGS OF THE COMPANY

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$115,253,000 (2005: US$28,358,000).

Movement of retained earnings of the Company

	2006 *US$'000*	2005 *US$'000*
Retained earnings		
Balance at 1 January	41,760	76,892
Profit for the year	115,253	28,358
2005/2004 final dividend paid	(32,691)	(30,878)
2006/2005 interim dividend paid *(Note 34)*	(42,638)	(32,612)
Balance at 31 December	81,684	41,760
Representing		
2006/2005 final dividend proposed *(Note 34)*	33,295	32,639
Retained earnings	48,389	9,121
Balance at 31 December	81,684	41,760

33 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	**2005**
Profit attributable to equity holders of the Company *(US$'000)*	202,173	150,990
Weighted average number of ordinary shares in issue *(thousands)*	2,536,510	2,460,837
Basic earnings per share *(US cents per share)*	7.97	6.14

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the years ended 31 December 2006 and 2005, all the share options issued under the Executive Option Scheme and all the share options under the New Option Scheme have the greatest dilution effect.

	2006	**2005**
Profit attributable to equity holders of the Company *(US$'000)*	202,173	150,990
Weighted average number of ordinary shares in issue *(thousands)*	2,536,510	2,460,837
Adjustments for – share options *(thousands)*	7,787	4,305
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	2,544,297	2,465,142
Diluted earnings per share *(US cents per share)*	7.95	6.13

34 DIVIDENDS

	2006	**2005**
	US$'000	*US$'000*
Interim dividend paid of HK13 cents (2005: HK10 cents) per ordinary share	42,638	32,612
Proposed final dividend of HK10 cents (2005: HK10 cents) per ordinary share	33,295	32,639
	75,933	65,251

At a meeting held on 27 March 2007, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2006, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Cash generated from operations

	2006	2005
	US$'000	*US$'000*
Profit before income tax	282,820	219,835
Share of results of associates	(41,957)	(64,317)
Fair value gains on investment properties	(51,503)	(26,410)
Depreciation	114,925	104,521
Amortisation of leasehold land and land use rights and trademark	9,019	8,512
Interest on bank loans and overdrafts, other loans and convertible bonds	49,708	34,545
Interest income	(7,929)	(4,940)
Dividend income	(864)	(1,008)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and impairment loss	11,787	5,134
Gain on disposal of a hotel	–	(2,389)
Realised and unrealised gains on financial assets held for trading	(21,022)	(7,494)
(Reversal of impairment)/impairment losses on available-for-sale financial assets	(319)	74
Expenses on share options granted	4,415	3,468
Fair value losses/(gains) on derivative financial instruments – interest-rate swap contracts	10,413	(3,539)
Goodwill impairment	1,026	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary	(694)	–
Gains on disposal of partial interest in subsidiaries	–	(340)
Losses on disposal of associates	–	2,925
Operating profit before working capital changes	359,825	268,577
Increase in inventories	(1,308)	(1,785)
Increase in accounts receivable, prepayments and deposits	(22,569)	(16,661)
Decrease/(increase) in amounts due from associates	2,132	(3,703)
Increase in accounts payable and accruals	40,101	41,793
Net cash generated from operations	378,181	288,221

(b) Disposal of partial interests in subsidiaries in 2005

(i) In December 2005, the Group disposed 50.5% equity interest out of its 99% holding in Shanghai Ji Xiang Properties Co., Ltd., an investment holding company incorporated in The People's Republic of China (the "PRC") which currently owns a piece of land for property development in Shanghai. This disposal was part of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Shanghai as approved by the independent shareholders of the Company in 2004.

The total cash consideration for the disposal of the 50.5% equity interest and assignment of proportionate share of amounts due to the Group was US$39,488,308.

	US$'000
Details of the disposal:	
Cash consideration received in January 2006 *(Note 14)*	39,488
Less: fair value of effective interest of net assets disposed	(38,380)
: fair value of amount due to the Group disposed	(756)
: other expenses	(55)
Gain on disposal	297

The assets and liabilities disposed are as follows:

	Fair value and carrying amount *US$'000*
Investment properties *(Note 7)*	78,319
Cash and cash equivalent	11
Amount due to a shareholder	(1,481)
Other liabilities	(849)
Net assets	76,000
1% minority interest	(760)
The Group's share of net assets	75,240
Share of net assets disposed	(38,380)
Share of net assets owned by the Group after disposal *(Note 11)*	36,860

(ii) In July 2005, the Group also disposed 5% equity interest in a wholly owned subsidiary and assigned 5% of the outstanding shareholder loan to the buyer at face value for a cash consideration of HK$5 and US$1,520,000, respectively. This subsidiary holds 100% interest in a project company in Ningbo, PRC for development of the Shangri-La Hotel, Ningbo. The Group recorded a gain on disposal of US$43,000 during the year ended 31 December 2005.

(iii) Total gains on disposal of partial interests in subsidiaries during the year ended 31 December 2005 were US$340,000 (Note 26).

36 FINANCIAL GUARANTEES, CONTINGENCIES AND CHARGES OVER ASSETS

(a) Financial guarantees

As at 31 December 2006, financial guarantees of the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$1,441,224,000 (2005: US$1,009,813,000) for the subsidiaries and US$22,419,000 (2005: US$20,439,000) for associates.

(ii) The Group executed proportionate guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$41,039,000 (2005: US$30,385,000).

Guarantees are stated at their respective contracted amounts. The Board are of the opinion that it is not probable that such guarantees will be called upon.

(b) Contingent liabilities

As at 31 December 2006, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$5,376,000 (equivalent to US$4,251,000) (2005: A$10,000,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 26 April 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2005: Nil).

(c) Charges over assets

As at 31 December 2006, bank loans of a subsidiary amounting to US$3,000 (2005: US$36,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000 (2005: US$93,000).

37 COMMITMENTS

(a) The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2006	2005
	US$'000	*US$'000*
Existing properties – property, plant and equipment and investment properties		
Contracted but not provided for	20,986	28,693
Authorised but not contracted for	43,046	36,771
Development projects		
Contracted but not provided for	461,038	324,531
Authorised but not contracted for	927,670	1,502,325
	1,452,740	1,892,320

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2006	2005
	US$'000	*US$'000*
Not later than one year	11,875	10,136
Later than one year and not later than five years	26,279	24,866
Later than five years	119,873	118,752
	158,027	153,754

(c) At 31 December 2006, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2006	2005
	US$'000	*US$'000*
Not later than one year	13,259	10,268
Later than one year and not later than five years	9,504	7,212
Later than five years	–	36
	22,763	17,516

(d) The Company had entered into HIBOR and LIBOR interest-rate swap contracts for an aggregate principal amount of HK$4,460,000,000 and US$100,000,000 at fixed interest rates between 4.335% to 4.70% per annum to reduce its interest rate exposure. These contracts will be maturing between March 2010 through September 2013.

38 RELATED PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 49.32% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2006, has significant influence over the Company.

The following transactions were carried out with related parties:

		2006 *US$'000*	2005 *US$'000*
(a)	Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
	Receipt of hotel management and related services and royalty fees	2,085	1,874
	Reimbursement of office expenses and payment of administration and related expenses	1,173	1,754
	Payment of office rental, management fees and rates	304	329
	Purchase of edible oil	61	519
(b)	Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
	Receipt of hotel management and related services and royalty fees	8,370	7,106
	Receipt for laundry services	728	660
(c)	Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
	Balance of loan to associates of the Group	84,082	53,447
	Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	22,418	20,440
(d)	Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
	Balance of loan to associates of the Group	56,145	53,730
	Balance of guarantees executed for securing bank loans/facilities granted to associates of the Group	18,620	10,886

There are no material changes to the terms of the above transactions during the year.

		2006 *US$'000*	2005 *US$'000*
(e)	Key management compensation		
	Fees, salaries and other short-term employee benefits	9,790	8,823
	Post employment benefits	107	82

39 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	1
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	1
Shangri-La Finance Limited	The British Virgin Islands	Ordinary US$1,000	100	–	Group financing	1
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	1
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	1
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	1
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	51.30	Hotel ownership and operation	2, 5, 7
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	100	Hotel ownership and operation	6, 7
Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	2, 4, 7
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6, 7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5, 7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5, 7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$44,000,000	–	100	Hotel ownership and operation and real estate development and operation	6, 7

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4, 7
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6, 7
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5, 7
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5, 7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$94,860,051	–	100	Real estate development	3, 6, 7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6, 7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$16,310,000	–	51	Hotel ownership and operation	5, 7
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	RMB486,502,250	–	100	Real estate development and operation	3, 6, 7
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	US$41,540,000	–	80	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$48,340,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$20,000,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$53,270,000	–	95	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$16,500,000	–	100	Hotel ownership and operation	3, 6, 7

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$16,800,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$24,400,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$8,200,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Zhoushan) Co., Ltd.	The People's Republic of China	RMB18,490,620	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Ulaanbaatar Limited	Republic of Mongolia	US$5,000,000	–	60	Property Investment	3
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	3
Addu Investments Private Limited	Maldives	Rufiyaa 65,000,000	–	70	Hotel ownership and operation	3
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	
Shangri-La Hotels (Paris) SARL	France	EUR10,000	100	–	Hotel ownership and operation	3
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	1
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	1
Shangri-La Hotel Management (Shanghai) Co., Ltd	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6, 7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	–	100	Licensing use of intellectual property rights	

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture.

5 Equity Joint Venture.

6 Wholly Foreign Owned Enterprise.

7 The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

(b) At 31 December 2006, the Group held interests in the following principal associates:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	2
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	1
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	2
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	2
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	2
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	49	Real estate development and operation	2, 3
Shanghai Jin Ci Hou Properties Company Limited	The People's Republic of China	49	Real estate development and operation	3

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
Shanghai Ming Cheng Real Estate Development Co., Ltd.	The People's Republic of China	49	Real estate development and operation	3
Shanghai Pudong Kerry City Properties Co., Ltd.	The People's Republic of China	23.20	Hotel ownership and operation and property investment	3
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	
Fine Winner Holdings Limited	Hong Kong	30	Hotel ownership and operation	1

Notes:

1 Associates audited by PricewaterhouseCoopers, Hong Kong.

2 Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Associates which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2006 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

40 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of hotel properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease

Address	Existing use	Lease term
Shangri-La Hotel, Shenzhen East Side, Railway Station, 1002 Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease

Address	Existing use	Lease term
Shangri-La Hotel, Fuzhou No. 9 Xin Quan Nan Road, Fuzhou 350005, The People's Republic of China	Hotel operation	Long lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Traders Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold

Address	Existing use	Lease term
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold

(b) Details of hotel properties of the associates are as follows:

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
The Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease

Address	Existing use	Lease term
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease
Novotel Century Harbourview, Hong Kong No. 508 Queen's Road West, Western District, Hong Kong	Hotel operation	Medium lease

41 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of investment properties of the subsidiaries are as follows:

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

(b) Details of investment properties of the associates are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease

Address	Existing use	Lease term
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

42 EVENTS AFTER THE BALANCE SHEET DATE

(a) In January 2007, the Company issued 4,216,216 new ordinary shares to a holder of convertible bonds who has exercised the right of conversion at a conversion price of HK$9.25 per ordinary share before 31 December 2006.

(b) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 31 December 2006 and up to the approval date of these financial statements:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
	US$'000	
February 2007	16,932	14,277,794

(c) The Company issued a total of 1,090,362 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2006 and up to the approval date of these financial statements.

(d) In January 2007, the Company executed a HIBOR interest-rate swap contract for a principal amount of HK$300 million for a period of 7 years at fixed interest rate of 4.28% per annum to reduce its interest rate exposure.

43 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board on 27 March 2007.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up.

4. INDEBTEDNESS

As at the close of business on 30 June 2007, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following outstanding borrowings:

	US$'000
Overdrafts – unsecured	2,290
Bank loans – unsecured	1,698,035
Convertible Bonds (principal amount of US$6 million)	6,293
Loans from minority interests (including equity loans) – unsecured	107,682
	1,814,300

As at 30 June 2007, the Group executed proportionate guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounted to US$37,478,000. The guarantees are stated at their respective contracted amounts. The Directors are of the opinion that it is not likely that such guarantees will be called upon.

As at 30 June 2007, the contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney, Australia for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$3,133,000 (equivalent to US$2,710,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 26 April 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000.

(iii) The Group executed a guarantee for securing a standby documentary credit granted by a bank in favour of an associate of up to US$22,000,000. This facility is undrawn as at 30 June 2007.

Save as disclosed herein and apart from intra-group liabilities account, other balances with minority interests, normal accounts payable and accruals, current income and deferred tax liabilities and derivative financial instruments, as at the close of business on 30 June 2007, the Group did not have any outstanding loan capital, bank overdrafts and liabilities under acceptance or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, material guarantees or other material contingent liabilities.

5. WORKING CAPITAL

The Directors are satisfied after due and careful enquiry that taking into account the present internal financial resources of the Group, the available banking facilities and the net proceeds to be derived from the Rights Issue, the Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of publication of this Prospectus.

6. SHARES

The authorised and issued share capital of the Company as at the Latest Practicable Date and immediately following the completion of the Rights Issue (assuming none of the outstanding Share Options or conversion rights under the Convertible Bonds have been exercised on or after the Latest Practicable Date and on or before completion of the Rights Issue) will be as follows:

Number of Shares		*Nominal value in HK$*
Authorised:		
5,000,000,000	Shares of HK$1.00 each	5,000,000,000
Issued and fully-paid:		
2,586,547,783	Shares in issue as at the Latest Practicable Date	2,586,547,783
287,394,198	Rights Shares to be issued pursuant to the Rights Issue (based on Shares in issue at the Latest Practicable Date)*	287,394,198
2,873,941,981	Shares in issue upon completion of the Rights Issue (based on Shares in issue at the Latest Practicable Date)*	2,873,941,981

**Note:* If all of the subscription rights attaching to all outstanding vested Share Options have been exercised and all the outstanding Convertible Bonds have been converted and Shares are allotted and issued pursuant to such exercises and conversion on or before the Record Date, the number of issued Shares will be increased to 2,610,596,144 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 290,066,238 Rights Shares.

All the issued Shares rank *pari passu* in all respects as regards dividends, voting rights and return of capital. The Rights Shares, when fully paid and allotted, will rank *pari passu* in all respects with the Shares then in issue, including the right to receive all future dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Save as disclosed in this Prospectus, no part of the share capital of the Company has been listed or dealt in on any stock exchange other than the Hong Kong Stock Exchange and SGX-ST and no application is being made or is currently proposed for the Shares to be listed or dealt in on any other stock exchange.

(A) UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following is an illustrative unaudited pro forma adjusted consolidated net tangible assets of the Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Rights Issue as if it had taken place on 31 December 2006.

The unaudited pro forma adjusted consolidated net tangible assets of the Group has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group following the Rights Issue.

	Audited consolidated net tangible assets of the Group attributable to the Company's equity holders as at 31 December 2006	Subsequent Issue	Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to the Company's equity holders at the Latest Practicable Date	Estimated net proceeds from the Rights Issue	Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to the Company's equity holders after completion of the Rights Issue	Unaudited pro forma adjusted consolidated net tangible assets per Share attributable to the Company's equity holders after completion of the Rights Issue
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$*
	(Note 1)	*(Note 2)*		*(Note 3)*		*(Note 4)*
Based on 287,394,198 Rights Shares *(Note 3)* to be issued at subscription price of HK$18 per Rights Share	2,611,470	32,876	2,644,346	662,206	3,306,552	1.1505

Notes:

(1) The audited consolidated net tangible assets of the Group as at 31 December 2006 is extracted from the published annual report of the Company for the year ended 31 December 2006 as set out in Appendix I to this Prospectus, which is based on the audited consolidated net assets of the Group attributable to the Company's equity holders as at 31 December 2006 of US$2,699,179,000 with an adjustment for the intangible assets as at 31 December 2006 of US$87,709,000 and on 2,560,752,766 Shares in issue as at 31 December 2006.

(2) The adjustment represents:

- net proceeds of approximately US$6,544,000 from the issue of 4,602,630 new Shares to holders of Share Options who have exercised their rights to subscribe for Shares subsequent to 31 December 2006 and up to the Latest Practicable Date; and

- US$26,332,000 increase in capital and reserve of the Company from the issue of 21,192,387 new Shares subsequent to 31 December 2006 and up to the Latest Practicable Date to holders of Convertible Bonds who have exercised their rights of conversion.

(3) The estimated net proceeds from the Rights Issue which are based on 287,394,198 Rights Shares to be issued (in the proportion of 1 Rights Share for every 9 Shares held as at the Latest Practicable Date) at the subscription price of HK$18 per Rights Share and after deduction of estimated related expenses of approximately US$5,290,000 and take no account of any additional Rights Shares to be issued upon the exercise of any outstanding Share Options and conversion of Convertible Bonds subsequent to the Latest Practicable Date.

(4) The unaudited pro forma adjusted consolidated net tangible assets per Share is arrived at after the adjustments referred to in Notes 2 and 3 above and on the basis that 2,873,941,981 Shares were in issue assuming the Rights Issue has been completed on the Latest Practicable Date but takes no account of any Shares which have been issued upon the exercise of Share Options and conversion of Convertible Bonds subsequent to the Latest Practicable Date.

(5) Other than those mentioned in Note 2 above, no adjustment has been made to reflect any trading result or other transaction of the Group entered into subsequent to 31 December 2006.

(B) REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REPORT FROM ACCOUNTANT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF SHANGRI-LA ASIA LIMITED

We report on the unaudited pro forma financial information of Shangri-La Asia Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on page 109 under the heading of "Unaudited Pro Forma Adjusted Consolidated Net Tangible Assets of the Group" (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's prospectus dated 15 August 2007 (the "Prospectus"), in connection with the proposed rights issue of the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed rights issue might have affected the relevant financial information of the Group as at 31 December 2006. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on page 109 of the Prospectus.

Respective Responsibilities of Directors of the Company and Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated net tangible assets of the Group attributable to the Company's equity holders as at 31 December 2006 with the audited consolidated financial statements of the Group for the year ended 31 December 2006, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2006 or any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 15 August 2007

1. RESPONSIBILITY STATEMENT

This Prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. PARTICULARS OF DIRECTORS AND SENIOR MANAGEMENT

Name	Address
Executive Directors	
Mr. Kuok Khoon Loong, Edward	21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
Mr. Lui Man Shing	21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
Mr. Giovanni Angelini	21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
Mr. Ng Si Fong, Alan	21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
Non-Executive Directors	
Madam Kuok Oon Kwong	1 Kim Seng Promenade, Great World City, #07-01 Singapore 237994
Mr. Ho Kian Guan	Unit 2902, 29th Floor, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

Name	Address
Mr. Lee Yong Sun	20th Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong
Mr. Roberto V. Ongpin	17th Floor, Tower 1, The Enterprise Centre, 6766 Ayala Avenue, Makati City, Philippines
Mr. Ho Kian Hock (Alternate to Mr. Ho Kian Guan)	Unit 2902, 29th Floor, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
Independent Non-Executive Directors	
Mr. Alexander Reid Hamilton	Flat 5B, Broadview Terrace, 40 Cloudview Road, Hong Kong
Mr. Wong Kai Man	Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong
Mr. Timothy David Dattels	345 California Street, Suite 3300, San Francisco, CA94104, U.S.A.
Mr. Michael Wing-Nin Chiu	373 First Street, Suite 100, Los Altos, California 94022, U.S.A.

Executive Directors

Mr. Kuok Khoon Loong, Edward, aged 54, is the Chairman of the Company. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He was previously the Chairman of Kerry Properties Limited (a company listed on the Hong Kong Stock Exchange) and a Director of Allgreen Properties Limited (a company listed on the SGX-ST). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of KHL and the Chairman of Shangri-La International Hotel Management Limited. Mr. Kuok is also the Chairman of the Board of Shang Properties, Inc. (a listed company in the Philippines). He has been with the Kuok Group since 1978. Mr. Kuok is a brother of Madam Kuok Oon Kwong.

Mr. Lui Man Shing, aged 63, was elected as the Deputy Chairman of the Company in March 2007. He was appointed as an Executive Director of the Company in March 2002. Mr. Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd., a company incorporated in Thailand. In 1992, Mr. Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman and Managing Director of Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand ("Thai-SE") and a Director of a number of companies within the Group and the Kuok Group (including KHL and Kerry Trading Co. Limited).

Mr. Giovanni Angelini, aged 61, was appointed as an Executive Director of the Company in June 1999. He joined the Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, a position that he has held since 1999, a Director of KHL and a Director of a number of companies within the Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr. Angelini is an experienced hotel/hospitality industry operator and during his past 42 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

Mr. Ng Si Fong, Alan, aged 53, was appointed as an Executive Director of the Company in August 2002. Mr. Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Group's new hotels developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr. Ng was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over thirty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr. Ng is a chartered engineer by profession and has over 29 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-Executive Directors

Madam Kuok Oon Kwong, aged 61, was appointed as a Non-Executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL") and held such position until July 1988. This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (a company listed on the SGX-ST) in 1986. Madam Kuok is also a Director of a number of companies within the Group including Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE) and Shangri-La Hotels (Malaysia) Berhad, Malaysia (a company listed on the Bursa Malaysia Securities Berhad ("BMSB") in which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam Kuok is a sister of Mr. Kuok Khoon Loong, Edward.

Mr. Ho Kian Guan, aged 62, was appointed as a Non-Executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the BMSB) and Keck Seng Investments (Hong Kong) Limited (a company listed on the Hong Kong Stock Exchange). Mr. Ho is a Director of Parkway Holdings Limited (a company listed on the SGX-ST). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, SHL and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE). He was previously a Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and resigned from the posts in May and August 2006 respectively. He is a brother of Mr. Ho Kian Hock.

Mr. Lee Yong Sun, aged 62, was appointed as a Non-Executive Director of the Company in December 2001. He is the Vice Chairman of KHL, a Director of Kerry Group Limited and a Director of China World Trade Center Company Limited (a company listed on the Shanghai Stock Exchange). He has been with the Kuok Group since 1971. He is a Fellow of the Institute of Certified Public Accountants of Singapore, Certified Public Accountants of Australia and The Association of Chartered Certified Accountants.

Mr. Roberto V. Ongpin, aged 70, was appointed as a Non-Executive Director of the Company in August 2003. He is the Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on the Hong Kong Stock Exchange. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation and a Director of Philex Mining Corporation, all of which are listed companies on the Philippine Stock Exchange, Inc. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986.

Mr. Ho Kian Hock, aged 60, was appointed as an Alternate Director to Mr. Ho Kian Guan in November 2004. He is a Director and Deputy Chairman of Keck Seng Investments (Hong Kong) Limited (a company listed on the Hong Kong Stock Exchange) and a Director of Keck

Seng (Malaysia) Berhad (a company listed on the BMSB). He is an Alternate Director of Parkway Holdings Limited (a company listed on the SGX-ST). He is also an Alternate Director of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited and SHL (all are subsidiaries of the Company). He was previously an Alternate Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and ceased to act in such capacity in May and August 2006 respectively. He is a brother of Mr. Ho Kian Guan.

Independent Non-Executive Directors

Mr. Alexander Reid Hamilton, aged 65, was appointed as an Independent Non-Executive Director of the Company in November 2001. He was previously an Independent Non-Executive Director of Imagi International Holdings Limited, COSCO International Holdings Limited and Man Sang International Limited, all listed on the Hong Kong Stock Exchange. He is a Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited, all listed on the Hong Kong Stock Exchange, a Director of JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange) and was appointed as an Independent Non-Executive Director of China Central Properties Limited (a company listed on the AIM of London Stock Exchange) in April 2007. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr. Hamilton is the Chairman of the Board's Audit Committee.

Mr. Wong Kai Man, *BBS, JP,* aged 57, was appointed as an Independent Non-Executive Director of the Company in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the Hong Kong Stock Exchange from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the Chief Executive Officer of Li & Fung (1906) Foundation Limited, a charity, and a senior advisor to Tricor Services Limited, a provider of business services. He is an Independent Non-Executive Director of SUNeVision Holdings Ltd., a company listed on the Growth Enterprise Market of Hong Kong Stock Exchange. He is also an Independent Non-Executive Director of SCMP Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. In addition, he serves in a number of government committees and the board of certain non-government organisations. Mr. Wong is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants. He obtained his Bachelor of Science degree in Physics from the University of Hong Kong and Master of Business Administration degree from the Chinese University of Hong Kong.

Mr. Timothy David Dattels, aged 49, was appointed as an Independent Non-Executive Director of the Company in February 2004. Mr. Dattels is currently a Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a Director of

Parkway Holdings Limited, a company listed on the SGX-ST, and Sing Tao News Corporation Limited, a Hong Kong based media company listed on the Hong Kong Stock Exchange. He was previously a director of Shenzhen Development Bank Co., Ltd. (a company listed on the Shenzhen Stock Exchange) and resigned from the post in June 2006. He is a trustee of the Asian Art Museum of San Francisco and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto as well as a member of the Asia Pacific Council of The Nature Conservatory. He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments.

Mr. Michael Wing-Nin Chiu, aged 63, was appointed as an Independent Non-Executive Director of the Company in June 2007. Mr. Chiu is currently the owner, president and chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly-owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California, Oregon and Texas. He has extensive experience in the hotel and the real estate industries. Prior to settling in the US in 1975, Mr. Chiu held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which were owned by members of the group of companies of which the Company forms part. He has amassed a prodigious record of service on university committees, councils and fund-raising campaigns. He is a trustee emeritus and presidential councillor of Cornell University, and has received several awards and honours in recognition of his contributions to the future of higher education and to the hospitality industry. Active in a number of organizations, he is a life-time trustee of the Cornell Hotel Society Foundation, Inc. and a member of the Dean's Advisory Board for the School of Hotel Administration of Cornell University. In addition, he also serves as the Vice Chairman of the Joint Advisory Board of Cornell Nanyang Institute of Hospitality Management, the Chairman of the Advisory Board of Banfi Vintners, Inc.. Previously, Mr. Chiu was a member of the National Advisory Board of the Citizen's Scholarship Foundation of America, a Paul Harris Fellow of Rotary International, a member of the Corporation of the Culinary Institute of America, and is an active member of La Chaîne des Rôtisseurs, San Francisco Chapter. Mr. Chiu has not held any directorship in listed public companies in the last three years. He obtained his Bachelor of Science in Hotel Administration in 1966 from Cornell University in the US.

Senior management of the Company

Chief Financial Officer

Mr. Madhu Rao, aged 55, joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a director of a number of companies within the Group including Shangri-La Hotel Public Company Limited, Thailand. He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr. Rao is a fellow member of the Institute of Chartered Accountants of India.

Chief Operating Officer

Mr. Symon Bridle, aged 48, was Vice President prior to assuming the role of Chief Operating Officer. Previously, he has also held the positions of group director of operations as well as general manager posts at Island Shangri-La, Hong Kong and Shangri-La's Far Eastern Plaza Hotel, Taipei. Before joining the Group in 1990, Mr. Bridle worked with luxury hotel groups in South Africa, including Southern Sun at the Johannesburg Sun & Towers and Westin Hotels at the Carlton Hotel, Johannesburg.

Chief Marketing Officer

Mr. Martin F. Waechter, aged 50, rejoined the Group in 2004, returning from a post on the board of managing directors of Frankfurt-based Steigenberger Hotels AG. Previously, he was with the Group for seven years as vice president, sales and marketing, responsible for global sales and distribution, and vice president marketing, responsible for 11 properties in Southeast Asia and China. He has more than 25 years hotel marketing experience in Hong Kong, Singapore, Shanghai, Korea, Philippines, and his native country, Germany.

Executive Vice President

Mr. Jin Jian Ping, aged 51, has been promoted to executive vice president from March 2007 supervising all the hotels in China. He was previously the Group's China specialist vice president, based in Shanghai. He ensures that his assigned hotels meet their financial performance targets and comply with corporate operational standards, as well as represents the management company to the owners and shareholders. He also sources new hotel development opportunities for the Group. Mr. Jin joined the Group in 2002, as deputy director of operations (China) and was promoted the same year to group director of operations supervising nine hotels in China. Previously, he was general manager and owner's representative of Nanjing Dingshan Garden Hotel from 1987 to 2000. There, he led the repositioning of Shangri-La Dingshan, Nanjing to a five-star hotel from concept and design to construction.

Vice President

Mr. Greg Dogan, aged 42, joined the Group in 1997 as executive assistant manager of Mactan Island Resort, Cebu and resident manager at Shangri-La Hotel, Jakarta. Previously, he held positions as area general manager based in Dalian and regional vice president based in Shanghai. He is currently vice president for the Philippines, Sabah, Indonesia and Maldives. Mr. Dogan has held senior managerial positions at luxury hotels in Spain, Dubai and China before he joined the Group.

Vice President

Mr. Cetin Sekercioglu, aged 46, since joining the Group in 1994, he has held general manager posts in Singapore, Bangkok (where he was also area manager), China, Malaysia and Indonesia. He began his 25-year hospitality industry career in food and beverage, with posts in his native country, Turkey, Hong Kong, the US, Switzerland, France and the United Kingdom.

Vice President

Mr. Lothar Nessmann, aged 47, was formerly general manager of Shangri-La's Far Eastern Plaza Hotel, Taipei from 2001 to 2004. Previously, he was general manager/area director of operations for Rotana Hotels, Suites & Resorts, based in Abu Dhabi, for three years. From 1993 to 1998, he held general manager/resident manager positions with Traders Hotel, Singapore, Shangri-La's Far Eastern Plaza Hotel, Taipei and Shangri-La Hotel, Kuala Lumpur. His previous operations and food and beverage management experience included posts in Malaysia, China, Kuwait and the United Kingdom.

Vice President

Mr. Kent Zhu, aged 43, was formerly vice president – marketing for the Group based in Shanghai. Previously, he was area director of marketing based at Shangri-La Hotel, Singapore. He began his career with the Group in 1998 as director of marketing at Shangri-La Hotel, Singapore. Past experience includes director of sales and marketing posts at Mandarin Oriental, Kuala Lumpur and The Pan Pacific Hotel Singapore.

Vice President

Mr. Robert Bormes, aged 53, was previously area manager and general manager of Shangri-La Hotel, Guangzhou and general manager of Shangri-La Hotel, Fuzhou. Mr. Bormes joined the Group in 2003 as hotel manager of Kowloon Shangri-La, Hong Kong. Previously, he spent 24 years with Westin Hotels and Resorts in senior positions in the Philippines, Korea, Taiwan and the US.

Vice President

Mr. Stephen Darling, aged 52, is responsible for the development and expansion of the Shangri-La brand in North America, including the opening of Shangri-La's first property in Vancouver, Canada in 2008, where he will also assume the post of general manager. Mr. Darling previously held general manager positions at The Westin Grand, Vancouver from 1999 to 2004 and the formerly Shangri-La-managed Pacific Palisades Hotel from 1989 to 1999. Mr. Darling received the Pinnacle Award for Canadian Hotelier of the Year in 2001, was past chair of Tourism Vancouver and co-chair of Vancouver's winning Yes! 2010 Olympic team.

Company Secretary

Ms. Ko Sau Lai, aged 46, joined the Kuok Group in 1986. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

3. CORPORATE INFORMATION AND PARTIES INVOLVED IN THE RIGHTS ISSUE

Registered office	Canon's Court 22 Victoria Street Hamilton HM12 Bermuda
Head office and principal place of business in Hong Kong	21st Floor, CITIC Tower No. 1 Tim Mei Avenue Central Hong Kong
Authorised representatives in Hong Kong and Singapore	Mr. Kuok Khoon Loong, Edward Mr. Lui Man Shing Ms. Ko Sau Lai (Alternate to Mr. Kuok Khoon Loong, Edward) Mr. Madhu Rama Chandra Rao (Alternate to Mr. Lui Man Shing)
Qualified accountant	Mr. Leung Wai Ki, a Certified Public Accountant in Hong Kong and a Fellow of The Association of Chartered Certified Accountants
Company secretary	Ms. Ko Sau Lai, an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries
Underwriters of the Rights Issue	Each of the Underwriters is a member of the Kuok Group: Ban Thong Company Limited 20th Floor, CITIC Tower No. 1 Tim Mei Avenue Central Hong Kong

Baylite Company Limited
the offices of Arias, Fabrega &
Fabrega Trust Co. BVI Limited
Wickham's Cay
Road Town, Tortola
British Virgin Islands

Trendfield Inc.
P.O. Box 3151
Road Town, Tortola
British Virgin Islands

Legal advisers to the Company

As to Bermuda law:

Appleby
5511 The Center
99 Queen's Road Central
Central
Hong Kong

As to Hong Kong law:

Clifford Chance
28th Floor, Jardine House
One Connaught Place
Central
Hong Kong

As to Singapore law:

Allen & Gledhill LLP
One Marina Boulevard #28-00
Singapore 018989

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Principal share registrar in Bermuda	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Hong Kong branch share registrar	Tricor Abacus Limited 26th Floor, Tesbury Centre 28 Queen's Road East Wanchai Hong Kong
Principal banker	The Hongkong and Shanghai Banking Corporation Limited, Hong Kong 1 Queen's Road Central Hong Kong

4. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

4.1 Long positions in the Shares of the Company

	Number of Shares held					
Name of Director	**Personal interests** *(Note 1)*	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**Percentage of total issued share capital as at the Latest Practicable Date**
Mr. Kuok Khoon Loong, Edward	830,000	–	–	–	830,000	0.032%
Mr. Lui Man Shing	660,000	–	–	–	660,000	0.026%
Mr. Giovanni Angelini	100,000	–	–	–	100,000	0.004%
Madam Kuok Oon Kwong	151,379	192,011 *(Note 2)*	108,673 *(Note 3)*	–	452,063	0.017%
Mr. Ho Kian Guan	497,475	–	105,451,160 *(Note 4)*	–	105,948,635	4.096%
Mr. Ho Kian Hock (Alternate to Mr. Ho Kian Guan)	–	–	105,451,160 *(Note 4)*	–	105,451,160	4.077%

Notes:

(1) These Shares were held by the relevant Directors as beneficial owners.

(2) These Shares were held by the spouse of the relevant Director.

(3) These Shares were held through a company which was controlled as to 50% by Madam Kuok Oon Kwong.

(4) 68,850,329 Shares were held through companies which were controlled as to 50% by each of Mr. Ho Kian Guan and Mr. Ho Kian Hock.

4,165,848 Shares were held through a company which was controlled as to 25% by each of Mr. Ho Kian Guan and Mr. Ho Kian Hock.

3,890,942 Shares were held through a company which was controlled as to 13.33% and 7.08% by Mr. Ho Kian Guan and Mr. Ho Kian Hock respectively.

28,544,041 Shares were held through companies which were controlled as to 6.64% and 6.80% by Mr. Ho Kian Guan and Mr. Ho Kian Hock respectively.

4.2 Long positions in the shares of associated corporations of the Company *(Note 1)*

Name of Associated Corporation	Name of Director	Number of issued ordinary shares	Percentage of total issued share capital of the relevant company as at the Latest Practicable Date	Capacity in which such interests were held
Shangri-La Hotels (Malaysia) Berhad	Madam Kuok Oon Kwong	10,000	0.002	Corporate interest *(Note 2)*
Shangri-La Hotel Public Company Limited	Mr. Lui Man Shing	10,000	0.008	Personal interest

Notes:

(1) Certain Directors are holding qualifying shares in certain subsidiaries of the Company.

(2) These shares were held through a company which was controlled as to 50% by Madam Kuok Oon Kwong.

4.3 Long positions in the underlying Shares of the Company

As at the Latest Practicable Date, the Directors had personal interests in the following underlying Shares of the Company through Share Options granted under the share option scheme adopted by the Company on 24 May 2002:

Name of Director	Date of grant	Number of underlying Shares	Exercise price per underlying Share *HK$*	Exercisable period	Percentage of total issued share capital as at the Latest Practicable Date
Mr. Kuok Khoon Loong, Edward	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016	0.004%
Mr. Lui Man Shing	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016	0.002%
Mr. Giovanni Angelini	28 April 2005	500,000	11.60	28 April 2006 – 27 April 2015	0.019%
	28 April 2005	500,000	11.60	28 April 2007 – 27 April 2015	0.019%
	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016	0.004%
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016	0.004%
		1,200,000			0.046%

Name of Director	Date of grant	Number of underlying Shares	Exercise price per underlying Share	Exercisable period	Percentage of total issued share capital as at the Latest Practicable Date
			HK$		
Mr. Ng Si Fong, Alan	29 May 2002	60,000	6.81	29 May 2003 – 28 May 2012	0.002%
	29 May 2002	60,000	6.81	29 May 2004 – 28 May 2012	0.002%
	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015	0.006%
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015	0.006%
	16 June 2006	50,000	14.60	16 June 2007 – 15 June 2016	0.002%
	16 June 2006	50,000	14.60	16 June 2008 – 15 June 2016	0.002%
		520,000			0.02%
Madam Kuok Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015	0.006%
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015	0.006%
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016	0.002%
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016	0.002%
		420,000			0.016%
Mr. Ho Kian Guan	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016	0.001%
Mr. Lee Yong Sun	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015	0.003%
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016	0.001%
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016	0.001%
		135,000			0.005%
Mr. Roberto V. Ongpin	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015	0.003%
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015	0.003%
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016	0.001%
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016	0.001%
		210,000			0.008%
Mr. Alexander Reid Hamilton	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016	0.001%
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016	0.001%
		60,000			0.002%
Mr. Timothy David Dattels	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015	0.003%
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015	0.003%
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016	0.001%
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016	0.001%
		210,000			0.008%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests or short positions in any Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would be required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they would be taken or deemed to have under such provisions of the SFO); (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

5. DISCLOSURE OF SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, so far as the Directors or chief executive of the Company were aware or could ascertain after reasonable enquiry, the following persons, not being a Director or chief executive of the Company, had interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under Section 336 of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or had any options in respect of such capital:

5.1 Interests in the Shares of the Company

Long positions in Shares and underlying Shares of the Company

Name	Capacity in which Shares were held	Number of Shares held	Percentage of total issued share capital of the Company as at the Latest Practicable Date
Substantial Shareholders			
Kerry Group Limited ("KGL") *(Note 1)*	Interest of controlled corporations	1,267,757,372	49.01%
KHL *(Notes 2 and 3)*	Beneficial owner	63,414,628	49.01%
	Interest of controlled corporations	1,204,342,744	

Name	Capacity in which Shares were held	Number of Shares held	Percentage of total issued share capital of the Company as at the Latest Practicable Date
Caninco Investments Limited *(Notes 3 and 4)*	Beneficial owner	479,424,818	22.26%
	Interest of a controlled corporation	96,330,633	
Paruni Limited *(Notes 3 and 4)*	Beneficial owner	276,610,554	10.71%
	Interest of a controlled corporation	420,665	
Person other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 3 and 4)*	Beneficial owner	239,302,975	9.25%

Notes:

(1) The total interests include the derivative interests in 1,500,000 underlying Shares.

(2) Out of KHL's corporate interest in 1,204,342,744 Shares, 1,181,708,166 Shares were held through its wholly-owned subsidiaries, 11,767,523 Shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 10,867,055 Shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

(3) These companies are wholly-owned subsidiaries of KGL, and their interests in the Shares of the Company are included in the interests held by KGL.

(4) These companies are wholly-owned subsidiaries of KHL, and their interests in the Shares of the Company are included in the interests held by KHL.

5.2 Interests in other members of the Group

Companies incorporated in British Virgin Islands

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Shangri-La Mongolia Limited	MCS Tower LLC	40

Companies incorporated in Hong Kong

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Eternal Treasure Investment Limited	P.T. Bogasari Flour Mills	25
Shangri-La International Hotels (Pacific Place) Limited	Swire Properties Limited	20
Shangri-La Hotels (Shenzhen) Limited	Tellon Development Limited	20
	Promptwell Limited	23

Companies incorporated in Malaysia

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Komtar Hotel Sdn Bhd	Petaling Garden Berhad	40
Shangri-La Hotels (Malaysia) Berhad	Landmarks Berhad *(Note)*	26.62

Note: Landmarks Berhad's equity interest in Shangri-La Hotels (Malaysia) Berhad is held through its wholly-owned subsidiaries.

Companies incorporated in Maldives

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Addu Investments Private Limited	The Government of the Republic of Maldives	30

Companies incorporated in the PRC

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's registered capital
Changchun Shangri-La Hotel Co., Ltd.	吉林國聯集團有限公司	10
Jilin Province Kerry Real Estate Development Ltd	吉林國聯集團有限公司	10
Shenzhen Shangri-La Hotel Limited	深圳亞洲實業股份有限公司	10
Zhongshan Shangri-La Hotel Co., Ltd.	中山華夏體育俱樂部有限公司	49

Companies incorporated in Samoa

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Shangri-La International Hotels (Chengdu) Ltd	Fast Action Associates Limited	20
Shangri-La International Hotels (Wenzhou) Ltd	Best Speed Limited	25

Companies incorporated in Singapore

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Central Laundry Pte Ltd	Cuscaden Properties Pte Ltd	25

Companies incorporated in Thailand

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
TRR-Kerry Development Co., Ltd	Top Glory Holding Co. Ltd.	42.67

Companies incorporated in Yangon

Name of non-wholly subsidiary of the Company	Name of substantial shareholder	Percentage of the relevant subsidiary's issued share capital
Shangri-La Yangon Company Limited	KSL	13.89
	Jenko Properties Limited	13.89
Traders Square Company Limited	KSL	11.69
	Jenko Properties Limited	11.69
Traders Yangon Company Limited	KSL	11.76
	Jenko Properties Limited	11.76

Save as disclosed above and so far as the Directors or chief executive of the Company were aware, as at the Latest Practicable Date, there were no other persons who had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under Section 336 of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or had any option in respect of such capital.

6. DIRECTORS' INTERESTS IN ASSETS AND CONTRACTS OF THE GROUP

None of the Directors, has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2006, the date to which the latest published audited financial statements of the Group were made up, save that Mr. Kuok Khoon Loong, Edward, through an associate, leased a residential premise in Hong Kong to the Company for a term of 2 years commencing from 1 August 2007 at a monthly rental of HK$150,000 (inclusive of rates and management fees) with no option to renew.

None of the Directors is materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

8. MATERIAL CONTRACTS

The Underwriting Agreement is the only contract that has been entered into by members of the Group within two years preceding the date of this Prospectus not in the ordinary course of business of the Group and is or may be material.

9. LITIGATION

As at the Latest Practicable Date, there is no litigation or claims of material importance pending or threatened against any member of the Group.

10. CONSENT OF EXPERT

PricewaterhouseCoopers, as the Company's reporting accountant, has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion of its opinions and/or references to its name included herein in the form and context in which they are included.

As at the Latest Practicable Date, PricewaterhouseCoopers did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

11. DOCUMENTS DELIVERED TO THE REGISTRARS OF COMPANIES

A copy of this Prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares and the written consent of PricewaterhouseCoopers referred to in section 10 above, have been registered by the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance. A copy of this Prospectus has been, or will as soon as reasonably practicable be, delivered to the Registrar of Companies in Bermuda for filing in accordance with the requirements of the Bermuda Companies Act. A copy of this Prospectus will also be deposited with the Securities Commission of Malaysia within seven days after the issue of this Prospectus.

12. EXPENSES

The expenses in connection with the Rights Issue, including underwriting commission, documentation, printing, translation, legal and accountancy fees and expenses, and the fees for the application for listing of the Rights Shares are estimated to amount to approximately HK$41 million and are payable by the Company.

13. LEGAL EFFECT

The Prospectus Documents and all acceptances of any offer or application contained in such documents, are governed by and will be construed in accordance with the laws of Hong Kong. Where an application is made in pursuance of any such documents, the relevant documents shall have the effect of rendering all persons concerned bound by all the provisions (other than the penal provisions) of Sections 44A and 44B of the Companies Ordinance so far as applicable.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong during normal business hours up to and including the 14th day following the date hereof:

(a) the Memorandum of Association and Bye-Laws of the Company;

(b) the annual reports of the Company for the two years ended 31 December 2005 and 31 December 2006;

(c) the interim report of the Company for the six months ended 30 June 2005 and the six months ended 30 June 2006;

(d) the written consent given by PricewaterhouseCoopers referred to in section 10 of this Appendix and the report from PricewaterhouseCoopers set out in section B of Appendix II to this Prospectus; and

(e) the material contract referred to in section 8 of this Appendix.

15. PROCEDURES TO DEMAND A POLL

Pursuant to the Bye-Laws of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the general meeting of the Company; or

(b) by at least three Shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the general meeting of the Company; or

(c) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the general meeting of the Company; or

(d) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the general meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the chairman of a particular general meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that general meeting, and if on a show of hands in respect of any resolution, the general meeting votes in the opposite manner to that instructed in the proxies referred to above, the chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

16. MISCELLANEOUS

The English text of the Prospectus Documents shall prevail over the Chinese text.

1. EXPECTED TIMETABLE APPLICABLE TO QUALIFYING SHAREHOLDERS WHO ARE CDP DEPOSITORS

The following timetable is applicable to Qualifying Shareholders who are CDP Depositors. CDP Depositors should also refer to the letter from CDP, together with the ARE and/or ARS relating to the Rights Issue for the procedures for application through CDP or by way of electronic application through an Automatic Teller Machine (ATM) of any of the Participating Banks (namely DBS Bank Ltd (including POSB), United Overseas Bank Limited and its subsidiary, Far Eastern Bank Limited) for the Rights Shares and (if applicable) the excess Rights Shares.

(All times in this timetable refer to Singapore time)

Last day of dealings in Shares on a cum-rights basis on the SGX-ST	Monday, 6 August 2007
First day of dealings in Shares on an ex-rights basis on the SGX-ST	Tuesday, 7 August 2007
Record Date	5:00 p.m. on Friday, 10 August 2007
Despatch of the Prospectus and its accompanying documents by ordinary post	Wednesday, 15 August 2007
First day of dealings in nil-paid Rights Shares on the SGX-ST	Thursday, 16 August 2007
Last day of dealings in nil-paid Rights Shares on the SGX-ST	Friday, 24 August 2007
Latest time and date for acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor	5:00 p.m. on Wednesday, 29 August 2007
Latest time and date for Rights Issue and Underwriting Agreement to become unconditional	4:00 p.m. on Monday, 10 September 2007
Announcement of results of acceptance and excess applications of the Rights Issue	Wednesday, 12 September 2007
Crediting of fully-paid Rights Shares into the respective securities account with CDP	Monday, 17 September 2007
Despatch of refund cheques in respect of wholly or partially unsuccessful excess applications by ordinary post	Tuesday, 18 September 2007
Commencement of dealings in fully-paid Rights Shares on the SGX-ST	Tuesday, 18 September 2007

Investors should be aware that only nil-paid Rights Shares deposited with CDP may be accepted for dealings on the SGX-ST. Nil-paid Rights Shares deposited with CDP cannot be traded on the Hong Kong Stock Exchange and nil-paid Rights Shares registered on the Hong Kong Register cannot be traded on the SGX-ST. CDP Depositors who apply for the Rights Shares through CDP will have the Rights Shares credited into their respective Securities Accounts with CDP.

2. DEALINGS AND SETTLEMENT IN SHARES ON THE SGX-ST

2.1 Dealings, brokerage and fees on the SGX-ST

(a) Dealings in the Shares on the SGX-ST will be conducted in HK$. The Shares are traded in board lots of 2,000 Shares or any other board lot sizes as the SGX-ST may require.

(b) The brokerage commission in respect of trades of the Shares on the SGX-ST is negotiable.

(c) A Singapore clearing fee is payable at the rate of 0.04% of the transaction value (up to a maximum of S$600 per transaction). Clearing fees may be subject to the Goods and Services Tax in Singapore.

2.2 Settlement of dealings on the SGX-ST

(a) In accordance with the bye-laws of the SGX-ST relating to settlement of dealings on the SGX-ST, it is mandatory for dealings on the SGX-ST to be effected through CDP on a scripless basis. The settlement will take place on the third Market Day following the date of transaction ("Due Date") or in the event that the Due Date falls on a public holiday in Singapore, the settlement will take place on the next "Market Day" (as defined in the bye-laws of the SGX-ST) immediately after the Due Date.

(b) CDP holds securities on behalf of investors in "Securities Accounts". An investor may open a "Securities Account" with CDP or a sub-account with any "Depository Agent". A Depository Agent may be a member company of the SGX-ST, a bank, merchant bank or trust company.

(c) Investors should ensure that the Shares to be dealt in on the SGX-ST are credited to their Securities Accounts or sub-accounts with the Depository Agents before dealing in the Shares since no assurance can be given that the Shares can be transferred to CDP in time for settlement if the transfer is effected following a dealing. If settlement cannot be effected on the Due Date following a dealing having been effected on the SGX-ST, the buy-in procedures of the SGX-ST will be implemented.

(d) Shareholders and potential shareholders of the Company are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding, or disposing of the nil-paid or fully-paid Rights Shares or Shares (as the case may be). It is emphasised that the Company, the Directors and all other persons involved in the Rights Issue accept no responsibility for any tax effects on, or liabilities of, Shareholders and potential shareholders of the Company resulting from the subscription, purchase, holding or disposal of the nil-paid or fully-paid Rights Shares or Shares (as the case may be).

3. PROCEDURES FOR ACCEPTANCE, PAYMENT AND TRANSFER

Persons holding Shares through CDP as at the Record Date should receive a letter from CDP relating to the Rights Issue and should refer to the letter and the enclosed ARE for, among other things, the procedures for application for the Rights Shares and (if applicable) the excess Rights Shares.

本供股章程乃要件　請即處理

注意：閣下如對本供股章程或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

供股章程文件（定義見本供股章程）以及羅兵咸永道會計師事務所之同意書各一份，已遵照公司條例（定義見本供股章程）第342C條之規定送呈香港公司註冊處處長登記。本供股章程已經或將在合理可行情況下盡快遵照百慕達公司法（定義見本供股章程）送呈百慕達公司註冊處處長存案。本供股章程將會在其刊發後七日內存放於馬來西亞證券事務監察委員會。證監會（定義見本供股章程）、香港公司註冊處處長、百慕達公司註冊處處長、百慕達金融管理局及馬來西亞證券事務監察委員會對上述文件之內容概不負責。

閣下如已將名下全部股份（定義見本供股章程）**售出或轉讓**，應立即將本供股章程及隨附之暫定配額通知書及額外供股股份申請表格送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

買賣股份及未繳股款及繳足股款之供股股份（定義見本供股章程）可經由中央結算系統（定義見本供股章程）或（如適用）CDP（定義見本供股章程）交收，　閣下應向本身之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問諮詢有關交收安排之詳情，以及有關　閣下之權利及權益可能受該等安排影響之程度。

待未繳股款及繳足股款之供股股份獲准在香港聯交所上市及買賣及繳足股款之供股股份原則上獲准在新加坡證交所（兩者定義均見本供股章程）上市及報價，以及符合香港結算（定義見本供股章程）或CDP之證券收納規定後，未繳股款及繳足股款之供股股份將獲香港結算及CDP接納為合資格證券，由未繳股款及繳足股款之供股股份各自在香港聯交所及新加坡證交所開始買賣之日期或香港結算及CDP分別指定之其他日期起，可於中央結算系統及CDP內寄存、結算及交收。所有在中央結算系統之活動均依據當時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

本供股章程或其任何副本不得帶進美國或於該地分發或給予任何美籍人士。在無登記或不獲豁免登記的情況下，不得在美國提呈發售或出售證券，而本供股章程所述之證券將會根據所有適用法律及規例出售。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：http://www.ir.shangri-la.com

（股份代號：00069）

供股發行
不少於287,237,361股及
不多於290,066,238股每股面值1.00港元之供股股份
比例為於記錄日期每持有9股股份
供1股供股股份
每股供股股份作價18.00港元
須於接納時繳足

本公司之財務顧問

JPMorgan

供股股份之最後接納日期（定義見本供股章程）為二零零七年八月二十九日星期三下午五時正（新加坡時間）（適用於CDP存放人（定義見本供股章程）之合資格股東（定義見本招股章程））或二零零七年九月五日星期三下午四時正（香港時間）（適用於非CDP存放人之所有其他合資格股東）。就非CDP存放人之合資格股東接納或轉讓暫定配發予彼等之供股股份之手續，載於本供股章程「非CDP存放人之合資格股東適用之接納或轉讓手續」一節。透過CDP持有股份之CDP存放人之合資格股東，請參閱本供股章程附錄四所載有關接納或轉讓暫定配發予彼等之供股股份之手續。

務請注意，包銷協議（定義見本供股章程）載有條文，賦予包銷商（定義見本供股章程）權利，倘於非CDP存放人之合資格股東適用之最後接納日期後第三個營業日（預期為二零零七年九月十日星期一）下午四時正（香港時間）前任何時間發生以下事件，包銷商可發出書面通知，終止該包銷協議：(i)香港或本集團任何成員公司進行或經營業務之任何其他地區頒佈任何新法例或法規，或現行法例或法規之任何轉變（或任何法院或其他有關當局修訂法例或法規的詮釋或應用）；或(ii)本地、國家或國際金融、政治、軍事、工業、經濟、貨幣或（不論是否與前述任何事項屬同類）市場狀況出現任何變動（或出現任何事件或連串事件導致或可能導致該等變動）證券買賣；或(iii)本地、國家或國際證券市場狀況出現任何變動（包括但不限於香港聯交所或新加坡證交所因特殊金融情況或其他原因而全面禁止、暫停或嚴格限制證券買賣；或(iv)本公司根據包銷協議向包銷商作出之保證之任何違反或任何郭氏集團公司（定義見本供股章程）違反不可撤回承諾（定義見本供股章程），且包銷商合理認為：(1)已經或將對本公司或本集團或供股造成重大不利影響；或(2)已經或將會對供股之成效或供股獲接納之程度造成重大不利影響；或(3)使本公司進行供股乃不明智或不適宜。發出終止通告後，包銷協議各方之所有責任及義務（規管成本及費用、必須刊發公告及保密之條款及條件以及任何先前違約事項除外）將予終止，且任何一方不得向其他方提出任何索賠（包銷商就其包銷供股股份（郭氏集團公司根據不可撤回承諾同意認購之該等股份除外）正常產生之所有合理成本、費用及其他已付費用除外，該等費用在本公司同意下將由本公司支付）。

現有股份已由二零零七年八月六日星期一起於香港聯交所及由二零零七年八月七日星期二起於新加坡證交所以除權方式買賣。供股股份將由二零零七年八月十六日星期四至二零零七年八月二十四日星期五（包括首尾兩日）於新加坡證交所及由二零零七年八月十七日星期五至二零零七年八月三十一日星期五（包括首尾兩日）於香港聯交所以未繳股款形式買賣。倘包銷商終止包銷協議，或供股之條件未能達成或包銷商豁免（如適用），供股將不會進行。任何股東（定義見本供股章程）或其他人士由二零零七年七月四日（即供股公告（定義見本供股章程）刊發後股份恢復買賣之日期）至供股之條件全部獲達成或包銷商豁免（如適用）（預計為二零零七年九月十日星期一）之期間買賣股份，或於上述各期間在香港聯交所及新加坡證交所買賣未繳股款形式之供股股份，將須自行承擔供股不一定成為無條件之風險。任何股東或其他人士擬於該等期間以除權基準買賣現有股份及／或未繳股款之供股股份，如對本身情況有任何疑問，應諮詢其本身之專業顧問。

*　*僅供識別*

二零零七年八月十五日

目錄

頁次

於本供股章程內，除非文義另有所指，否則下列詞彙具有以下涵義：

「供股公告」	指	本公司於二零零七年七月三日就供股刊發之公告
「ARE」	指	向於記錄日期股份按其姓名登記於CDP登記冊內之合資格股東寄發之供股股份及額外供股股份申請書
「ARS」	指	向於新加坡證交所買賣之未繳股款供股股份之買主寄發之供股股份申請書
「萬通」	指	萬通貿易有限公司，一家根據香港法例註冊成立之公司，其註冊辦事處位於香港中區添美道1號中信大廈20樓
「Baylite」	指	Baylite Company Limited，一家根據英屬處女群島法例註冊成立之公司，其註冊辦事處位於Arias, Fabrega & Fabrega Trust Co. BVI Limited之辦事處，地址為Wickam's Cay, Road Town, Tortola, British Virgin Islands
「百慕達公司法」	指	百慕達一九八一年公司法(經修訂)
「董事會」	指	董事會或(按文義所指)為正式組成之董事委員會
「營業日」	指	香港聯交所及新加坡證交所開市進行交易之日子
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「CDP」	指	新加坡之The Central Depository (Pte) Limited
「CDP存放人」	指	股份按其姓名登記於CDP登記冊內之人士
「CDP登記冊」	指	由CDP存置之CDP存放人記存登記冊

「公司條例」	指	香港法例第32章公司條例
「本公司」	指	Shangri-La Asia Limited香格里拉(亞洲)有限公司*，一家於百慕達註冊成立之獲豁免有限公司，其股份於香港聯交所主板作第一上市及於新加坡證交所作第二上市
「一致行動人士」	指	就某一人士而言，為與該名人士在股份投票權方面一致行動之人士(定義見收購守則)
「可換股債券」	指	本金額為200,000,000美元於二零零九年到期之零息附擔保可換股債券，可轉換為新股份
「董事」	指	本公司董事
「除外海外股東」	指	(i)於記錄日期下午五時正名列股東名冊或CDP登記冊(視乎情況而定)之股東及CDP存放人；及(ii)於股東名冊或CDP登記冊(視乎情況而定)記錄之地址在適用司法權區以外之司法權區之股東及CDP存放人，而董事經作出查詢後認為，基於該等司法權區法例之法律限制或該等司法權區有關監管機構或證券交易所之規定，不包括該等股東及CDP存放人於供股之內乃屬必要或適宜
「執行人員」	指	證監會企業融資部之執行董事，或執行董事之任何代表
「額外供股股份申請表格」	指	適用於非CDP存放人合資格股東之額外供股股份申請表格
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區
「香港股份過戶登記分處」	指	本公司之香港股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓
「香港股東名冊」	指	本公司於香港之股東名冊分冊，由香港股份過戶登記分處存置
「香港聯交所」	指	香港聯合交易所有限公司
「適用司法權區」	指	香港、馬來西亞、中國、新西蘭、汶萊達魯薩蘭國及新加坡，該等司法權區各自為一「適用司法權區」
「不可撤回承諾」	指	郭氏集團公司各自向本公司及包銷商發出日期為二零零七年七月三日之不可撤回承諾
「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之公司，其註冊辦事處位於香港中區添美道1號中信大廈21樓
「KSL」	指	郭兄弟（新加坡）有限公司，一家根據新加坡法例註冊成立之公司，其註冊辦事處位於1 Kim Seng Promenade, #07-01 Great World City, Singapore 237994
「郭氏集團」	指	由郭鶴年先生擁有或控制之公司及／或與其相關之權益
「郭氏集團公司」	指	萬通、Baylite、Caninco Investments Limited、Darmex Holdings Limited、Dublin Investments Holdings Ltd.、Hummick Investments Limited、嘉里控股、嘉里貿易有限公司、Paruni Limited、Trendfield及Velmar Company Limited，各自為郭氏集團之成員公司

「最後接納日期」	指	二零零七年八月二十九日星期三下午五時正(新加坡時間)(適用於CDP存放人之合資格股東)及二零零七年九月五日星期三下午四時正(香港時間)(適用於非CDP存放人之所有其他合資格股東),即可有效接納供股股份暫定配額及可有效申請認購額外供股股份之最後日期及時限
「最後實際可行日期」	指	二零零七年八月一日,即本供股章程付印前確定其所載若干資料之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「開市日」	指	新加坡證交所開放買賣證券之日
「標準守則」	指	上市規則之上市發行人董事進行證券交易的標準守則
「中國」	指	中華人民共和國,僅就本供股章程及在地理上而言不包括香港、澳門(中國特別行政區)及台灣
「羅兵咸永道會計師事務所」	指	本公司申報會計師羅兵咸永道會計師事務所
「主要股東名冊」	指	本公司於百慕達之主要股東名冊由主要股份過戶登記處存置
「主要股份過戶登記處」	指	本公司之百慕達主要股份過戶登記處Butterfield Fund Services (Bermuda) Limited,地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda
「供股章程」	指	本公司就供股刊發之本供股章程
「供股章程文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格

「暫定配額通知書」	指	適用於非CDP存放人之合資格股東之暫定配額通知書
「合資格股東」	指	於記錄日期下午五時正名列股東名冊或CDP登記冊(視乎情況而定)之股東及CDP存放人(不包括除外海外股東)
「記錄日期」	指	二零零七年八月十日星期五，以釐定供股配額時參考之日期
「股東名冊」	指	主要股東名冊及香港股東名冊中任何一者
「S條例」	指	美國證券法之S條例
「供股」	指	以供股方式按認購價向股東發行不少於287,237,361股供股股份及不多於290,066,238股供股股份，比例為於記錄日期每持有9股股份供1股供股股份，認購價須於接納時全數支付
「供股股份」	指	根據供股將予配發及發行之每股面值1.00港元之新股份
「裁定」	指	執行人員之裁定(或包銷商可接受之其他確認形式)，表示嘉里控股及／或其一致行動人士並無責任根據收購守則第26條因根據供股購入供股股份而就全部股份(不包括嘉里控股及其一致行動人士已擁有及／或同意將予收購者)提出全面收購建議
「新加坡元」	指	新加坡元，新加坡法定貨幣
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「新加坡證交所」	指	新加坡證券交易所有限公司

「股東」	指	股東名冊所記錄之股份持有人
「股份」	指	本公司股本中每股面值1.00港元之普通股
「購股權」	指	本公司根據任何購股權計劃而授出之購股權，賦予其持有人權利認購股份
「購股權計劃」	指	本公司分別於一九九七十二月十六日及二零零二年五月二十四日採納之購股權計劃，據此，本公司可向持有人授出購股權，並賦予該等持有人權利認購股份
「新加坡」	指	新加坡共和國
「認購價」	指	每股供股股份18.00港元(須於接納時繳足)
「附屬公司」	指	具有公司條例第2(4)條賦予之含義
「收購守則」	指	香港公司收購、合併及股份購回守則
「Trendfield」	指	Trendfield Inc.，一家根據英屬處女群島法例註冊成立之公司，其註冊辦事處為P.O. Box 3151, Road Town, Tortola, British Virgin Islands
「包銷商」	指	萬通、Baylite及Trendfield，均為郭氏集團之成員公司
「包銷協議」	指	本公司與包銷商就供股於二零零七年七月三日訂立之包銷協議
「美國」	指	美利堅合眾國、其屬土及領土、美國任何州及哥倫比亞特區

「美籍人士」	指	就美國證券法S條例而言被視作美籍人士之任何人士或實體
「美國證券法」	指	一九三三年美國證券法(經修訂)
「美元」	指	美利堅合眾國法定貨幣美元
「%」	指	百分比

於本供股章程內,除非另有指明,美元金額已按匯率1.00美元兑7.75港元換算為港元。該等換算僅為方便讀者。並不表示美元金額已經、可以或能夠按該匯率或任何有關日期之任何其他匯率換算為港元,反之亦然。

* *僅供識別*

倘於非CDP存放人之合資格股東適用之最後接納日期後第三個營業日(預期為二零零七年九月十日星期一)下午四時正(香港時間)前任何時間發生以下事項：

(i) 香港或本集團成員公司從事或經營業務之任何其他地區頒佈任何新法例或法規，或現有法例或法規之任何轉變(或任何法院或其他有關當局修訂法例或法規的詮釋或應用)；或

(ii) 本地、國家或國際金融、政治、軍事、工業、經濟、貨幣或(不論是否與前述任何事項屬同類)市場狀況出現任何變動(或出現任何事件或連串事件導致或可能導致該等變動)；或

(iii) 本地、國家或國際證券市場狀況出現任何變動(包括但不限於香港聯交所或新加坡證交所因特殊金融情況或其他原因而全面禁止、暫停或嚴格限制證券買賣)；或

(iv) 本公司根據包銷協議向包銷商作出之保證之任何違反或任何郭氏集團公司違反不可撤回承諾，

且包銷商合理認為：

(1) 已經或將會對本公司或本集團或供股造成重大不利影響；或

(2) 已經或將會對供股之成效或供股獲接納之程度造成重大不利影響；或

(3) 使本公司進行供股乃不明智或不適宜，

則包銷商可行使其權利向本公司發出書面通知終止包銷協議所載之安排。

倘包銷商行使該權利，包銷協議各方之所有責任及義務（規管成本及費用、必須刊發公告及保密之條款及條件以及任何先前違約事項除外）將予終止，且任何一方不得向其他方提出任何索賠（包銷商就其包銷供股股份（郭氏集團公司根據不可撤回承諾同意認購之該等股份除外）正常產生之所有合理成本、費用及其他已付費用除外，該等費用在本公司同意下將由本公司支付）。倘包銷商終止包銷協議，供股將不會進行。

現有股份已由二零零七年八月六日星期一起於香港聯交所及由二零零七年八月七日星期二起於新加坡證交所以除權方式買賣。供股股份將由二零零七年八月十六日星期四至二零零七年八月二十四日星期五（包括首尾兩日）於新加坡證交所及由二零零七年八月十七日星期五至二零零七年八月三十一日星期五（包括首尾兩日）於香港聯交所以未繳股款形式買賣。倘包銷商終止包銷協議，或供股之條件未能達成或包銷商豁免（如適用），供股將不會進行。任何股東或其他人士由二零零七年七月四日（即刊發供股公告後股份恢復買賣之日期）至供股之條件全部達成或包銷商豁免（如適用）（預計為二零零七年九月十日星期一）之期間買賣股份，或於上述各期間在香港聯交所及新加坡證交所買賣未繳股款形式之供股股份，將須自行承擔供股不一定成為無條件之風險。任何股東或其他人士擬於該等期間買賣已除權之現有股份及／或未繳股款之供股股份，如對本身情況有任何疑問，應諮詢其本身之專業顧問。

以下資料摘錄自本供股章程，並須與本供股章程全文一併閱讀：

將予發行之供股股份數目：	不少於287,237,361股及不多於290,066,238股供股股份。
將籌集之款額：	約5,170,000,000港元(未計開支)(假設自供股公告日期起至記錄日期當日或之前概無尚未行使已歸屬購股權獲行使及概無可換股債券被轉換為股份)。
認購價：	每股供股股份18.00港元(須於接納時繳足)
最後接納日期：	二零零七年八月二十九日星期三下午五時正(新加坡時間)(適用於CDP存放人之合資格股東)及二零零七年九月五日星期三下午四時正(香港時間)(適用於非CDP存放人之所有其他合資格股東)。
供股基準：	於記錄日期每持有9股股份供1股供股股份
額外申請：	合資格股東可申請彼等之暫定配額以外之供股股份。合資格股東可申請除外海外股東之任何未出售權利、由供股股份碎股彙集而產生之所有未出售供股股份，及暫定配發但未獲接納之任何供股股份。
供股股份之地位：	一經繳足及配發，供股股份將於各方面與當時之已發行股份享有同等權益，包括收取於配發供股股份當日或之後宣派、作出或支付之所有未來股息或分派之權利。

不可撤回承諾：

郭氏集團公司已各自向本公司及包銷商作出不可撤回及個別承諾：(i)彼於作出不可撤回承諾日期實益擁有之股份於作出不可撤回承諾日期起至記錄日期營業時間結束止將仍然由彼擁有(郭氏集團公司於最後實際可行日期擁有之股份數目合共約為1,348,016,000股)；(ii)彼將認購或促成認購根據供股條款暫定配發予彼之供股股份配額，並向本公司交回該等暫定配發予彼之供股股份之接納書連同全數現金股款(不論以支票或銀行匯票或銀行本票或電匯或本公司與包銷商批准之其他形式)；及(iii)彼將不會於作出不可撤回承諾日期起至包括記錄日期止出售或轉讓彼於作出不可撤回承諾日期實益擁有之任何股份之實益權益。

除外海外股東：

不會向除外海外股東提呈供股股份，且不會有任何暫定配額給予除外海外股東。待未繳股款供股股份開始買賣後，在扣除開支後可取得溢價之情況下，本公司將於可行情況下盡快將原應暫定配發予除外海外股東之供股股份，以未繳股款方式於公開市場出售。就非CDP存放人之除外海外股東及CDP存放人之除外海外股東而言，出售原應暫定配發予該等除外海外股東之供股股份所得款項(扣除開支後)將按比例以港元支付予除外海外股東，惟須每名除外海外股東須有權享有100港元或以上金額。少於100港元之任何個別金額將由本公司保留，利益歸本公司所有。

就身為CDP存放人之除外海外股東而言，彼等應獲CDP發給一份有關供股之函件，當中載有(其中包括)本公司就於新加坡證交所以未繳股款供股股份方式出售原應配發予CDP存放人之除外海外股東之供股股份暫定配額之安排，以及有關該等出售之條款。

以下時間表適用於非CDP存放人之合資格股東。CDP存放人之合資格股東應參閱本供股章程附錄四。

(本時間表內所示之所有時間皆為香港時間)

按附權基準買賣股份之最後日期	二零零七年八月三日星期五
按除權基準買賣股份之首日	二零零七年八月六日星期一
交回股份過戶文件以符合參與供股資格之最後期限	二零零七年八月七日星期二下午四時正
暫停辦理股份過戶登記	二零零七年八月八日星期三至二零零七年八月十日星期五
記錄日期	二零零七年八月十日星期五
恢復辦理股份過戶登記	二零零七年八月十三日星期一
以普通郵遞方式寄發供股章程文件之日期	二零零七年八月十五日星期三
未繳股款供股股份買賣首日	二零零七年八月十七日星期五
拆細未繳股款供股股份最後期限	二零零七年八月二十八日星期二下午四時正
未繳股款供股股份最後買賣日期	二零零七年八月三十一日星期五
接納供股股份及申請額外供股股份及繳付股款之最後期限	二零零七年九月五日星期三下午四時正
供股及包銷協議成為無條件之最後期限	二零零七年九月十日星期一下午四時正
公佈供股接納結果日期	二零零七年九月十二日星期三
以普通郵遞方式寄發全部或部份不獲接納額外申請之退款支票日期	二零零七年九月十二日星期三
以普通郵遞方式寄發繳足股款供股股份之股票日期	二零零七年九月十二日星期三
繳足股款供股股份開始買賣日期	二零零七年九月十四日星期五

惡劣天氣對接納供股股份及繳付股款之最後期限之影響

附註： 倘出現以下情況，接納供股股份、額外供股股份申請及繳付股款之最後期限將不會發生：

- 八號或以上熱帶氣旋警告訊號；或

- 「黑色」暴雨警告訊號，

(i) 於香港在二零零七年九月五日星期三中午十二時正前任何時間懸掛或發出，但在中午十二時正後取消，則接納供股股份及額外供股股份申請及繳付股款之最後期限將順延至同一個營業日下午五時正；或

(ii) 於香港在二零零七年九月五日星期三中午十二時正至下午四時正之任何時間懸掛或發出，則接納供股股份、額外供股股份申請及繳付股款之最後期限將改為下一個營業日(在該日上午九時正至下午四時正期間之任何時間並無懸掛任何該等警告訊號)下午四時正。

倘接納供股股份，連同申請額外供股股份及繳付股款之最後期限並無在二零零七年九月五日星期三發生，則本供股章程「預期時間表」一節所述之日期將作相應調整。在此情況下，本公司將另行刊登公告。

SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址：http://www.ir.shangri-la.com
(股份代號：00069)

董事會：

執行董事
郭孔錀先生 *(主席)*
雷孟成先生 *(副主席)*
Giovanni Angelini先生
吳士方先生

非執行董事
郭雯光女士
何建源先生
李鏞新先生
Roberto V. Ongpin先生
何建福先生(何建源先生之替任董事)

獨立非執行董事
Alexander Reid Hamilton先生
Timothy David Dattels先生
黃啟民先生
趙永年先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈
二十一樓

敬啟者：

供股發行
不少於287,237,361股及
不多於290,066,238股每股面值1.00港元之供股股份
比例為於記錄日期每持有9股股份
供1股供股股份
每股供股股份作價18.00港元
須於接納時繳足

1. 緒言

董事會透過供股公告宣佈，在供股條件達成之情況下，本公司建議藉供股方式，按每股供股股份認購價18.00港元(須於接納時繳足)發行不少於287,237,361股

* *僅供識別*

供股股份及不多於290,066,238股供股股份，以集資約5,170,000,000港元(未計開支)(假設於供股公告日期起至記錄日期或之前概無尚未行使已歸屬購股權獲行使及概無可換股債券被轉換)。本供股章程旨在提供有關供股及本集團若干財務及其他資料之詳情。董事會於二零零七年七月六日進一步公佈供股預期時間表之詳情。

於供股公告日期：共有(i)現有已發行股份為2,585,136,255股；(ii)可於記錄日期或之前行使之未行使已歸屬購股權賦予其持有人權利可認購20,400,430股股份；及(iii)本金額為6,000,000美元之未兑換可換股債券，賦予其持有人權利於全數轉換可換股債券時認購約5,059,459股股份。因此，根據供股將予發行之供股股份數目將不少於287,237,361股供股股份。

於最後實際可行日期，已發行股份為2,586,547,783股。因此，按於記錄日期每持有9股股份供1股供股股份之基準，根據供股將予發行之供股股份數目將不少於287,394,198股供股股份。根據供股可予發行之供股股份數目將按記錄日期或之前發行及配發之任何額外股份之比例增加，包括因購股權所附認購權獲行使而向未行使已歸屬購股權持有人發行及配發之股份，以及因可換股債券所附換股權獲行使而向可換股債券持有人發行及配發之股份。於最後實際可行日期，可於記錄日期或之前行使之未行使已歸屬購股權，最多可認購合共18,988,902股股份，以及有本金額為6,000,000美元、賦予其持有人權利可於可換股債券獲悉數轉換時認購約5,059,459股股份之未兑換可換股債券。倘該等未行使已歸屬購股權所附之所有認購權被行使及所有未兑換可換股債券被轉換，以及於記錄日期或之前因該等行使及轉換而配發及發行股份，則已發行股份數目將增至2,610,596,144股及根據供股可予發行之供股股份數目將增至290,066,238股。

2. 供股之條款

為符合資格參加供股，該人士必須於記錄日期下午五時正登記為股東或CDP存放人(不包括除外海外股東)。

為於記錄日期登記成為股東，任何股份過戶文件(連同有關股票)必須於二零零七年八月七日星期二(股東名冊由二零零七年八月八日星期三至二零零七年八月十日星期五(包括首尾兩日)暫停辦理股份過戶登記)下午四時正前交回香港股份過戶登記分處卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)。倘為CDP存放人，則僅(a)名列CDP登記冊；及(b)於記錄日期下午五時正(新加坡時間)已在CDP登記地址或向CDP提供適用司法權區地址之CDP存放人，符合資格透過CDP參加供股。

本公司已暫定按於記錄日期下午五時正合資格股東每持有9股股份供1股供股股份之基準向合資格股東配發供股股份，認購價須於接納時繳足。接納供股股份暫定配額之最後時間為二零零七年八月二十九日星期三下午五時正(新加坡時間)(適用於CDP存放人之合資格股東)及二零零七年九月五日星期三下午四時正(香港時間)(適用於非CDP存放人之所有其他合資格股東)。

認購價

當合資格股東根據供股接納供股股份之有關暫定配額或申請額外供股股份(倘適用)，或當未繳股款供股股份之承讓人或買主申請供股股份，則須全數支付每股供股股份認購價18.00港元。認購價乃由本公司與包銷商經公平磋商後釐定。

認購價：

(i) 較股份於二零零七年六月二十八日星期四(即供股公告日期前之最後交易日)於香港聯交所之收市價每股18.90港元折讓約4.8%；

(ii) 較股份之理論除權價每股約18.81港元(根據股份於二零零七年六月二十八日星期四於香港聯交所之每股收市價計算)折讓約4.3%；

(iii) 較股份於截至二零零七年六月二十八日星期四(包括該日)止最後十個交易日於香港聯交所之平均收市價每股約19.30港元折讓約6.7%；

(iv) 較股份於最後實際可行日期於香港聯交所之收市價每股17.90港元溢價約0.6%；

(v) 較股份之理論除權價每股約17.91港元(根據股份於最後實際可行日期於香港聯交所之每股收市價計算)溢價約0.5%；

(vi) 較股份於二零零六年十二月三十一日股東應佔之本集團經審核綜合有形資產淨值約每股1.0198美元(相等於約7.9035港元)溢價約127.7%；及

(vii) 較股份於本供股章程附錄二(A)所載列之供股完成後股東應佔本集團之未經審核備考經調整綜合有形資產淨值約每股1.1505美元(相等於約8.9164港元)溢價約101.9%。

每股供股股份之面值為1.00港元。

董事(包括獨立非執行董事)認為認購價公平合理，並符合本公司及股東之整體利益。

供股股份之股票及退款支票

待供股之條件達成後，預期所有繳足股款供股股份之股票將大約於二零零七年九月十二日(星期三)以普通郵遞方式寄發予已接納及(倘適用)成功申請額外供股股份，且已繳納供股股份之股款之非CDP存放人之合資格股東，郵誤風險概由彼等承擔。就已接納及(倘適用)成功申請額外供股股份之股份，且已繳納供股股款之CDP存放人，預期供股股份可於二零零七年九月十七日星期一或前後記入彼等各自之CDP證券賬戶。

有關全部或部份不獲接納之額外供股股份之額外申請之退款支票(如有)將大約於二零零七年九月十二日星期三(適用於CDP存放人之合資格股東)及二零零七年九月十八日星期二或前後(適用於CDP存放人之合資格股東)以普通郵遞方式寄發予申請人，郵誤風險概由彼等承擔。

供股股份之地位

供股股份一經繳足及配發，將於各方面與當時之已發行股份享有同等權益，包括收取於配發供股股份當日或之後宣派、作出或支付之所有未來股息或分派之權利。

除外海外股東之權利

本公司並無暫定向除外海外股東配發任何未繳股款供股股份。本公司將會按本供股章程「除外海外股東及零碎配額之安排」一節所述方式，將原應暫定配發予除外海外股東之供股股份，待未繳股款供股股份開始買賣後，於可行情況下盡快以未繳股款方式於公開市場出售，並就分配或保留出售所得款項淨額作出安排。

供股股份之碎股

本公司並無暫定配發供股股份之任何零碎配額。本公司將會按本供股章程「除外海外股東及零碎配額之安排」一節所述方式，將供股股份之所有碎股匯集，並就出售該等供股股份之零碎配額及保留出售所得款項淨額作出安排。

申請額外供股股份

合資格股東可通過額外申請之方式申請除外海外股東之任何未出售配額、供股股份之任何未出售零碎配額及暫定配發但未獲接納或由未繳股款供股股份承讓人或買主認購之任何供股股份。非CDP存放人之合資格股東申請額外供股股份之程序，載於本供股章程「由非CDP存放人之合資格股東申請認購額外供股股份」一節。適用於CDP存放人之合資格股東申請額外供股股份之程序，載於本供股章程附錄四。

3. 不可撤回承諾

郭氏集團公司已各自向本公司及包銷商作出不可撤回及個別承諾：(i)彼於作出不可撤回承諾日期實益擁有之股份於作出不可撤回承諾日期起至記錄日期營業時間結束止將仍然由彼擁有（郭氏集團公司於最後實際可行日期擁有之股份數目合共約為1,348,016,000股）；(ii)彼將認購或促成認購根據供股條款暫定配發予彼之供股股份配額，並向本公司交回該等暫定配發予彼之供股股份之接納書連同全數現金股款（不論以支票或銀行匯票或銀行本票或電匯或本公司與包銷商批准之其他形式）；及(iii)彼將不會於作出不可撤回承諾日期起至包括記錄日期止出售或轉讓彼於作出不可撤回承諾日期實益擁有之任何股份之實益權益。

4. 包銷安排

於最後實際可行日期，已發行股份為2,586,547,783股。因此，按於記錄日期每持有9股股份供1股供股股份之基準，根據供股將予發行之供股股份數目將不少於287,394,198股供股股份。包銷商包銷之供股股份數目為137,614,607股供股股份，即根據供股之最低供股股份數目(不包括郭氏集團公司根據不可撤回承諾同意認購之149,779,591股供股股份)。假設(i)於記錄日期或之前可認購18,988,902股股份之可予行使而尚未行使已歸屬購股權獲全數行使及於記錄日期或之前據此配發及發行18,988,902股股份；及(ii)按換股價每股9.25港元全數轉換本金額為6,000,000美元之未兑換可換股債券及於記錄日期或之前據此配發及發行5,059,459股股份，則本公司可予發行之供股股份數目最多為290,066,238股供股股份。按此基準，包銷商將予包銷之供股股份數目最多將增至140,286,647股供股股份，不包括郭氏集團公司根據不可撤回承諾將予認購之149,779,591股供股股份。

根據包銷協議，包銷商同意在包銷協議所載之供股條件達成後全數包銷所有供股股份(郭氏集團公司根據不可撤回承諾同意認購之149,779,591股供股股份除外)。根據包銷協議及在其規限下，包銷商(作為代理人)應認購於非CDP存放人之合資格股東適用之最後接納日期尚未有效接納或以申請額外供股股份方式認購之任何已包銷供股股份。

包銷商為郭氏集團成員公司。

下表列示本公司於供股前後之股權架權：

下表所示情況乃假設所有供股股份獲合資格股東全數認購：

	於最後實際可行日期		緊隨供股完成後(假設於最後實際可行日期或之後至供股完成或之前概無購股權或可換股債券之換股權獲行使)		緊隨供股完成後(假設於記錄日期或之前所有已歸屬購股權及所有可換股債券之換股權均獲行使)	
	股份數目		*股份數目*		*股份數目*	
	千股	*%*	*千股*	*%*	*千股*	*%*
(1) 包銷商	104,814	4.052	116,460	4.052	116,460	4.015
(2) 郭氏集團公司(上文(1)除外)	1,243,202	48.064	1,381,336	48.064	1,381,336	47.621
(3) 郭氏集團其他成員公司(上文(1)、(2)及下文(4)所述之郭氏集團成員公司除外)	117,616	4.547	130,684	4.547	130,684	4.506
(4) 本公司及其附屬公司之董事	148,198	5.730	164,665	5.730	170,623	5.882
(5) 公眾	972,718	37.607	1,080,797	37.607	1,101,559	37.976
總計	2,586,548	100.00	2,873,942	100.00	2,900,662	100.00

附註：

(a) 於最後實際可行日期，本公司已發行且尚未行使之購股權(包括已歸屬及未歸屬)最多可認購合共22,433,902股股份；其中，可認購3,445,000股股份之購股權未歸屬，可認購18,988,902股股份之購股權已歸屬及可由有關持有人於記錄日期或之前行使。於最後實際可行日期，本金額為6,000,000美元之未兌換可換股債券可於記錄日期或之前轉換為5,059,459股股份。

(b) 於最後實際可行日期，董事及本公司附屬公司之董事持有可認購5,362,524股股份之已歸屬購股權及可認購1,045,000股股份之未歸屬購股權。該等購股權構成上文附註(a)所述購股權之一部份。

(c) 董事於股份中擁有之權益已根據證券及期貨條例第352條登記於本公司存置之登記冊內。

下表所示情況乃假設概無合資格股東(郭氏集團公司除外)認購供股股份：

	於最後實際可行日期 股份數目 千股	%	緊隨供股完成後(假設於最後實際可行日期或之後至供股完成或之前概無購股權或可換股債券之換股權獲行使) 股份數目 千股	%	緊隨供股完成後(假設於記錄日期或之前所有已歸屬購股權及所有可換股債券之換股權均獲行使) 股份數目 千股	%
(1) 包銷商	104,814	4.052	254,074	8.841	256,747	8.851
(2) 郭氏集團公司(上文(1)除外)	1,243,202	48.064	1,381,336	48.064	1,381,336	47.621
(3) 郭氏集團其他成員公司(上文(1)、(2)及下文(4)所述之郭氏集團成員公司除外)	117,616	4.547	117,616	4.092	117,616	4.055
(4) 本公司及其附屬公司之董事	148,198	5.730	148,198	5.157	153,560	5.294
(5) 公眾	972,718	37.607	972,718	33.846	991,403	34.179
總計	2,586,548	100.00	2,873,942	100.00	2,900,662	100.00

附註：

(a) 於最後實際可行日期，本公司已發行且尚未行使之購股權(包括已歸屬及未歸屬)最多可認購合共22,433,902股股份；其中，可認購3,445,000股股份之購股權未歸屬，可認購18,988,902股股份之購股權已歸屬及可由有關持有人於記錄日期或之前行使。於最後實際可行日期，本金額為6,000,000美元之未兑換可換股債券可於記錄日期或之前轉換為5,059,459股股份。

(b) 於最後實際可行日期，董事及本公司附屬公司之董事持有可認購5,362,524股股份之已歸屬購股權及可認購1,045,000股股份之未歸屬購股權。該等購股權構成上文附註(a)所述購股權之一部份。

(c) 董事於股份中擁有之權益已根據證券及期貨條例第352條登記於本公司存置之登記冊內。

倘供股及包銷商於包銷協議項下之責任成為無條件及供股已按其條款完成，則本公司須就所包銷之最終供股股份數目向包銷商支付按總認購價1%計算之包銷佣金(以港元計)。

5. 包銷協議之條件

包銷協議須待下列條件達成(或獲包銷商豁免下文分段(a)、(d)、(e)及(i)之條件)後，方可作實：

(a) 執行人員於非CDP存放人之合資格股東適用之最後接納日期或之前作出裁定；

(b) 所有有關文件已分別送呈百慕達公司註冊處及香港公司註冊處存檔及登記；

(c) 香港聯交所上市委員會批准未繳股款及繳足股款之供股股份上市及買賣；

(d) 新加坡證交所原則上批准繳足股款之供股股份上市及為其報價；

(e) 本公司遵守包銷協議項下之責任，其中包括遵守供股之條款及條件、向合資格股東寄發供股章程文件及向包銷商交付本公司之若干文件；

(f) 郭氏集團公司各自向本公司及包銷商送交已正式簽署之不可撤回承諾；

(g) 郭氏集團公司於非CDP存放人之合資格股東適用之最後接納日期或之前遵守其不可撤回承諾之條款；

(h) 於記錄日期或之前自有關監管機構獲得有關供股之一切所需同意書及批准(上文(a)所述之裁定或上文(c)所述之香港聯交所批准或上文(d)所述之新加坡證交所之原則上批准除外)；及

(i) 本公司於包銷協議內向包銷商作出之保證在所有重大方面於非CDP存放人之合資格股東適用之最後接納日期後第三個營業日下午四時正或之前任何時間仍屬真實準確。

倘上述條件未獲達成，及／或就(a)、(d)、(e)及(i)分段而言，當中所載條件未能於包銷協議中包銷商表示信納之各個日期或之前獲包銷商全部或部分豁免，或倘

包銷協議根據其條款及條件被終止，包銷協議各訂約方之所有責任及義務(規管成本及費用、必須刊發公告及保密之條款及條件以及任何先前違約事項除外)將予終止，且任何一方不得向其他方提出任何索賠(包銷商就其包銷供股股份(郭氏集團公司根據不可撤回承諾同意認購之該等股份除外)正常產生之所有合理成本、費用及其他已付費用除外，該等費用在本公司同意下將由本公司支付)。

(a)分段之條件已於二零零七年七月六日達成。

6. 終止包銷協議

倘發生以下情況，包銷商可終止包銷協議所載之安排，其權利可由包銷商於非CDP存放人之合資格股東適用之最後接納日期(預期為二零零七年九月十日星期一)後第三個營業日下午四時正(香港時間)前任何時間以向本公司發出書面通知方式行使：

(a) 香港或本集團任何成員公司從事或經營業務之任何其他地區頒佈任何新法例或法規，或現有法例或法規的任何轉變(或任何法院或其他有關當局修訂法例或法規的詮釋或應用)；或

(b) 本地、國家或國際金融、政治、軍事、工業、經濟、貨幣或(不論是否與前述任何事項屬同類)市場狀況出現任何變動(或出現任何事件或連串事件而導致或可能導致該等變動)；

(c) 本地、國家或國際證券市場狀況出現任何變動(包括但不限於香港聯交所或新加坡證交所因特殊金融情況或其他原因而全面禁止、暫停或嚴格限制證券買賣)；或

(d) 本公司根據包銷協議向包銷商作出之保證之任何違反，或任何郭氏集團公司違反不可撤回承諾，

且包銷商合理認為：

(1) 已經或將會對本公司或本集團或供股造成重大不利影響；或

(2) 已經或將會對供股之成效或供股股份獲接納之程度造成重大不利影響；或

(3) 使本公司進行供股乃不明智或不適宜。

倘包銷商行使該權利，包銷協議各方之所有責任及義務(規管成本及費用、必須刊發公告及保密之條款及條件以及任何先前違約事項除外)將予終止，且任何一方不得向其他方提出任何索賠(包銷商就其包銷供股股份(郭氏集團公司根據不可撤回承諾同意認購之該等股份除外)正常產生之所有合理成本、費用及其他已付費用除外，該等費用在本公司同意下將由本公司支付)。

倘包銷商終止包銷協議，供股將不會進行。

7. 供股之條件

供股須待包銷商在包銷協議下之責任成為無條件，且包銷協議並無根據上文「終止包銷協議」一節所述之條款及條件被終止，方可作實。

倘包銷協議並無成為無條件或被終止，則供股將不會進行。

8. 進行供股之理由及所得款項用途

董事認為，本公司透過全面包銷供股基準把握籌資機會，並容許全體合資格股東按彼等之持股比例參與供股乃適當之舉。

估計供股所得款項淨額將約為5,132,000,000港元(假設於記錄日期或之前概無未行使及已歸屬之購股權獲行使及概無可換股債券被轉換)或約5,180,000,000港元(假設於記錄日期或之前所有可行使而未行使之已歸屬購股權獲全數行使及於記錄日期或之前所有未贖回可換股債券均被全數轉換)。本公司計劃將部份供股所得款項淨額，即介乎約5,082,000,000港元至5,130,000,000港元用作償還本集團大部份銀行貸款以節省利息成本。然而，本公司隨後將繼續進取地獲取銀行貸款，以便為其正在進行之酒店擴充計劃(主要在中國)融資。本公司現時在包頭、呼和浩特、西安、上海、天津及桂林等城市進行酒店開發及其他綜合用途項目，亦正考慮在中國其他城市開發酒店及／或綜合用途項目之建議。本公司有意動用供股所得款項淨額約50,000,000港元作一般營運資金。

董事相信，透過供股擴大本公司之資本基礎以支持本集團現有業務之持續發展乃符合本集團及股東之利益。

本公司於緊接供股公告日期前過去十二個月並無進行任何供股或類似集資活動。

9. 業務回顧及展望

本公司為投資控股公司，其附屬公司主要從事酒店經營、酒店管理及擁有投資物業。本集團主要從事擁有及經營酒店及相關物業，並提供酒店管理及相關服務。本公司在多個國家以多個註冊商標及服務標誌經營酒店及相關物業，以及提供酒店管理及相關服務，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。

繼二零零六年取得卓越表現後，董事認為酒店經營及物業投資於截至二零零七年六月三十日止六個月仍然表現良好。本集團已開展多個主要位於中國國內之新酒店及多用途物業發展項目。該等項目之施工進度令人滿意，本集團在開發新發展項目方面並未遭遇任何重大延期。本集團絕大部分投資位於中國國內及亞洲其他地區，本集團對該等地區之中期業務前景仍抱樂觀態度。本集團繼續在亞洲地區尋找及評估投資商機，預料短期內會有新發展項目加入現有項目名單。

10. 除外海外股東及零碎配額之安排

供股章程文件尚未及將不會根據任何地區或司法權區(香港及百慕達除外，而就百慕達而言，只有本供股章程會在該地區存案)之任何適用證券或等同法例登記或存案。本供股章程將於其刊發後七天內寄存在馬來西亞證券委員會。

於最後實際可行日期，據股東名冊或CDP登記冊(視乎情況而定)所示，本公司有登記地址位於香港及新加坡以外11個司法權區之股東及CDP存放人。根據上市規則第13.36(2)(a)條，董事會已根據相關司法權區之適用證券法例及有關規管機構或證券交易所之規定，就向該等股東及CDP存放人提呈配發供股股份作出有關法律限制之查詢。

本公司已就倘根據最後實際可行日期之股東名冊及CDP登記冊，於適用司法權區以外地區或司法權區(即美國、澳洲、日本、加拿大、德國、荷蘭及英國)配發供股股份，有關司法權區將或可能適用之法律限制及該等司法權區有關監管機構或證券交易所將或可能適用之規定取得法律意見。於最後實際可行日期，地址位於適用司法權區內之股東及CDP存放人之總股權佔本公司當時已發行股本約99.65%。而地址位於適用司法權區以外司法權區(即上述之司法轄區)之股東及CDP存放人之總股權佔本公司於最後實際可行日期之已發行股本僅約0.35%。鑑於已獲得之意見及經計及根據股東名冊及CDP登記冊計算的除外海外股東於最後實際可行日期合共持有之小比例股權(約0.35%)，董事會認為不向除外海外股東提呈供股股份乃屬必要或權宜，並符合本公司及股東之整體利益，因遵守有關法律及法規之規定涉及付出時間及費用。因此，董事會已行使公司細則授予之酌情權不向除外海外股東提呈配發供股股份。然而會向除外海外股東提供援助，於市場出售原應配發予彼等之未繳股款供股股份以變現彼等權利之價值。

因此，概無除外海外股東獲寄發暫定配額通知書、額外供股股份申請表格、ARE或ARS。此外，在適用司法權區以外之任何地區或司法權區收到暫定配額通知書、額外供股股份申請表格、ARE或ARS之人士，均不得將其視作提呈配發或邀請申請供股股份，但在毋須遵守其任何登記或其他法律及法規規定情況下可合法提呈配發或提出邀請之地區或司法權區則另當別論。

在相關司法權區法律允許下，本公司將僅會向除外海外股東寄發本供股章程僅供參照，而不會向除外海外股東寄發暫定配額通知書、額外供股股份申請表格、ARE或ARS。

任何身處香港以外而希望申請認購供股股份之人士，須遵守相關地區或司法權區之法律及法規，包括取得任何政府或其他同意，並就此支付該地區或司法權區要求支付之任何稅項及徵費。任何人士接納提呈配發之供股股份，即被視為構成該名人士向本公司聲明及保證已全面遵守有關當地法律及規定。 閣下如對本身狀況有任何疑問，應諮詢 閣下之專業顧問。倘本公司受理接納或申請認購供股股份會違反任何地區或司法權區之適用證券法例或其他法律或法規，本公司有權拒絕受理。

本公司將會就原應暫定配發予除外海外股東之供股股份作出安排，於未繳股款供股股份開始買賣後於可行情況下盡快以未繳股款方式在公開市場出售（如（扣除開支後）可取得溢價）。倘該等除外海外股東有權享有100港元或以上金額，則該等出售之所得款項經扣除開支後將按比例以港元支付予該等除外海外股東。少於100港元之任何個別金額將由本公司保留，利益歸本公司所有。預期出售所得款項之支票（若有）將於二零零七年九月十二日星期三或之前（適用於非CDP存放人之除外海外股東）及於二零零七年九月十八日星期二或前後（適用於CDP存放人之除外海外股東）向享有權益者寄發，郵誤風險概由彼等承擔。

本公司並無暫定配發未繳股款供股股份之碎股。所有供股股份碎股將會彙集，彙集產生之所有未繳股款供股股份將在扣除開支後獲取溢價之情況下在市場出售。本公司將保留出售未繳股款供股股份之所得款項，利益歸本公司所有。

11. 非CDP存放人之合資格股東適用之接納或轉讓手續

本供股章程隨附之暫定配額通知書授權　閣下認購所示數目之供股股份。

倘　閣下希望行使權利認購暫定配額通知書中所示之全部供股股份，　閣下最遲須於二零零七年九月五日星期三下午四時正（香港時間）前，**根據其**上印備之**指示將暫定配額通知書**連同接納時須以支票、銀行匯票或銀行本票繳付之全額股款寄至香港股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。所有股款須以港元及以支票、銀行匯票或銀行本票繳付。支票須由香港之銀行賬戶開出，銀行匯票及銀行本票須從香港之銀行開出，並須註明收款人為「Shangri-La Asia Limited – Rights Issue Account」及以「只准入收款人賬戶」方式劃線開出。根據暫定配額通知書及本供股章程之條款及在本公司章程大綱及細則規限下，該款項將構成全面接納暫定配額。

閣下如欲向一名人士或多名人士(作為聯名持有人)**轉讓**根據暫定配額通知書暫定配發予 **閣下**之供股股份**之所有認購權**， 閣下及有關人士或經手轉讓該等權利之人士須根據其上印備之指示將暫定配額通知書填簽妥當，而承讓人最遲須於二零零七年九月五日星期三下午四時正(香港時間)前，將暫定配額通知書連同接納時須以支票、銀行匯票或銀行本票繳付之全額股款寄至香港股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

所有股款須以港元及以支票、銀行匯票或銀行本票繳付。支票須由香港之銀行賬戶開出，銀行匯票及銀行本票須由香港之銀行開出，並須註明收款人為「Shangri-La Asia Limited－Rights Issue Account」及以「只准入收款人賬戶」劃線方式開出。 閣下應留意轉讓有關供股股份之認購權須繳付香港印花稅。

倘 閣下僅欲接納供股股份之部分暫定配額(但不會放棄 閣下在暫定配額通知書所列之暫定配額之餘額)，或轉讓根據暫定配額通知書暫定配發予 閣下之供股股份之部分認購權，或向一名以上人士(並非聯名持有人)轉讓認購權，最遲須於二零零七年八月二十八日星期二下午四時正(香港時間)前，將整份暫定配額通知書交回香港股份過戶登記分處卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)予以註銷，卓佳雅柏勤有限公司將註銷原有暫定配額通知書，並按所要求之股份配額發出全新暫定配額通知書。

所有支票、銀行匯票及銀行本票將見票即付，而該等股款產生之所有利息將撥歸本公司所有。任何暫定配額通知書夾附之支票、銀行匯票或銀行本票在首次過戶時不獲兌現，或按本公司選擇再次過戶時不獲兌現，在該情況下，有關暫定配額及其下所有權利將被視作遭到拒絕，並將由本公司酌情註銷。

倘包銷商於終止之最後時間前行使權利終止其於包銷協議項下之責任，則就接納供股股份收取之認購股款將以支票不計利息，於二零零七年九月十二日星期三或之前以普通郵遞方式寄還予合資格股東或獲其正式轉讓未繳股款供股股份之其他人士，郵誤風險概由該等合資格股東或其他人士承擔。

CDP存放人之合資格股東須參閱本供股章程附錄四，當中載有申請認購供股股份及(如適用)額外供股股份之詳細手續。

12. 由非CDP存放人之合資格股東申請認購額外供股股份

閣下如欲根據供股在暫定配額以外申請任何供股股份，請按隨附之額外供股股份申請表格上之指示，將該表格填妥及簽署，並請夾附所申請額外供股股份而以支票、銀行匯票或銀行本票繳付之股款，最遲於二零零七年九月五日星期三下午四時正(香港時間)前交回香港股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。所有股款須以港元及以支票、銀行匯票或銀行本票支付。支票須由香港之銀行賬戶開出，銀行匯票或銀行本票須由香港之銀行開出，並須註明收款人為「Shangri-La Asia Limited －Excess Application Account」及以「只准入收款人賬戶」劃線方式開出。

所有支票、銀行匯票及銀行本票將於收到後隨即過戶，該等款項所產生之任何利息將撥歸本公司所有。如夾附之支票、銀行匯票或銀行本票於首次過戶時不獲兑現，或按本公司選擇再次過戶時不獲兑現，則有關之額外供股股份申請可遭拒絕受理。

根據本供股章程「額外供股股份之分配」一節所載之規定，董事擬全權酌情按公平合理之基準配發額外申請之供股股份，但以補足不足一手之碎股為先。

如 閣下不獲配發額外供股股份，申請時繳付之款項將於二零零七年九月十二日星期三或之前，以不計利息之退款支票，以普通郵遞方式寄還予 閣下，郵誤風險概由 閣下自行承擔。如 閣下獲配發之額外供股股份數目較所申請者為少，申請款項餘額將於二零零七年九月十二日星期三或之前，以不計利息之退款支票，以普通郵遞方式寄還予 閣下，郵誤風險概由 閣下自行承擔。

如包銷商於終止之最後時間前行使權利終止其於包銷協議項下之責任，就額外供股股份而收取之認購款項，將不計利息退還予申請人，退款支票將於二零零七年九月十二日星期三或之前，以普通郵遞方式寄予申請人，郵誤風險概由申請人自行承擔。

額外供股股份申請表格僅供收件人使用及不可轉讓。所有文件，包括退款支票將會按股東名冊登記地址寄予有關人士，郵誤風險概由該等人士自行承擔。

CDP存放人之合資格股東須參閱本供股章程附錄四，當中載有申請認購額外供股股份之詳細手續。

13. CDP存放人之合資格股東適用之接納或轉讓手續

透過CDP持有股份之CDP存放人之合資格股東將會收到由CDP發出關於供股之函件，當中載有（其中包括）申請供股股份之手續及本供股章程附錄四所載資料。「非CDP存放人之合資格股東適用之接納或轉讓手續」及「由非CDP存放人之合資格股東申請認購額外供股股份」各節所載資料並不關乎透過CDP持有股份之CDP存放人之合資格股東進行申請認購。

14. 額外供股股份之分配

任何未按本供股章程之方式出售之原應由除外海外股東享有之任何供股股份配額及因湊合零碎供股股份而產生之任何供股股份，以及於最後接納日期前任何暫定配發而未獲接納之供股股份，將可供合資格股東以額外供股股份之方式提出申請。倘非CDP存放人之合資格股東提出申請額外供股股份，董事會將以公平合理基準酌情配發額外供股股份，但以補足不足一手之碎股為先。股份由代名人公司持有的股東務須注意，董事會將根據本公司的股東名冊視有關代名人公司為單一股東。因此，有關股東務須注意，上述有關分配額外供股股份的安排將不會延伸至個別實益擁有人。

15. 上市及買賣

本公司已向香港聯交所上市委員會提出申請，批准未繳股款及繳足股款之供股股份在香港聯交所上市及買賣，並向新加坡證交所申請批准繳足股款之供股股份原則上獲准在新加坡證交所上市及報價。在香港聯交所批准供股股份上市及買賣之規限下，新加坡證交所於二零零七年八月三日原則上批准供股股份以繳足股款形式上市及買賣。

預期供股股份將由二零零七年八月十六日星期四起至二零零七年八月二十四日星期五（包括首尾兩日）止之期間，以未繳股款形式在新加坡證交所買賣，以及由二零零七年八月十七日星期五起至二零零七年八月三十一日星期五止之期間（包括首尾兩日）在香港聯交所買賣。預期繳足股款之供股股份將分別由二零零七年九月十四日星期五及二零零七年九月十八日星期二起在香港聯交所及新加坡證交所買賣。

股份以香港聯交所作為第一上市，並以新加坡證交所作為第二上市。

待供股股份獲准以未繳股款及繳足股款之形式在香港聯交所上市及買賣及以繳足股款之形式原則上獲准在新加坡證交所上市及報價後，未繳股款及繳足股款之供股股份將獲香港結算及CDP接納為合資格證券，由未繳股款及繳足股款之供股股份開始在香港聯交所及新加坡證交所買賣之相關日期或香港結算或CDP指定之其他日期起，可於中央結算系統及CDP內寄存、結算及交收。香港聯交所參與者之間在任何一個交易日進行之交易須在隨後第二個交易日在中央結算系統進行交收，新加坡證交所參與者之間在任何一個交易日進行之交易須在隨後第三個開市日進行交收。所有在中央結算系統之活動均依據當時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

亦務請留意，現有股份已以除權方式分別由二零零七年八月六日星期一起於香港聯交所，以及由二零零七年八月七日星期二起在新加坡證交所買賣。供股股份將以未繳股款形式由二零零七年八月十六日星期四起至二零零七年八月二十四日星期五止之期間(包括首尾兩日)於新加坡證交所，以及由二零零七年八月十七日星期五起至二零零七年八月三十一日星期五止之期間(包括首尾兩日)在香港聯交所買賣。倘若包銷商終止包銷協議或供股之條款未獲達成(或包銷商豁免(若適用))，供股將不會進行。任何股東或其他人士由二零零七年七月四日(即刊發供股公告後股份恢復買賣之日期)起，至所有供股條件完全達成(或包銷商豁免(若適用))(預期為二零零七年九月十日星期一下午四時正)之前之期間買賣股份，或於上述各期間在香港聯交所或新加坡證交所買賣未繳股款之供股股份，將須自行承擔供股不一定成為無條件之風險。任何股東或其他人士擬於該等期間以除權基準買賣現有股份及／或未繳股款供股股份，如對本身情況有任何疑問，應諮詢其本身之專業顧問。

未繳股款供股股份在香港聯交所之買賣單位將為2,000股供股股份，及在新加坡證交所之買賣單位將為2,000股供股股份。在香港買賣未繳股款及繳足股款之供股股份，將須繳納印花稅。

投資者務請留意，在新加坡證交所上市之未繳股款供股股份不可在香港聯交所買賣，反之亦然。

16. 百慕達金融管理局之批准

本公司已接獲百慕達金融管理局(「百慕達金管局」)根據百慕達一九七二年外匯管制法(及其規例)(經修訂)所批准,受股份在香港聯交所上市之規定規限下,向就外匯管制而言之非百慕達居民之人士發行供股股份。

百慕達金管局授出這項批准及百慕達公司註冊處處長接納本供股章程存檔時,概不對本集團之財務穩健狀況,或本供股章程作出之任何聲明或發表之意見之真確性承擔任何責任。

17. 股票

預期香港股份過戶登記分處卓佳雅柏勤有限公司,將於二零零七年九月十二日星期三或之前,以普通郵遞方式,將繳足股款之供股股份之股票寄給應得之人士(適用於非CDP存放人之合資格股東),郵誤風險概由彼等自行承擔。

就CDP存放人之合資格股東,在彼等接納及(若適用)成功申請額外供股股份,且已繳納供股股款,預期供股股份可於二零零七年九月十七日(星期一)或前後記入彼等各自之CDP證券賬戶。

18. 税務

倘合資格股東對持有、出售或買賣未繳股款或繳足股款之供股股份,以及作為除外海外股東,收取根據供股而原應暫定配發予彼等之未繳股款供股股份就出售之所得款項之税務影響如有任何疑問,應諮詢彼等之專業顧問。現強調本公司、其董事及參與供股之任何其他人士概不會就任何股東或未繳股款供股股份之承讓人因購買、持有或出售或買賣未繳股款或繳足股款之供股股份之任何税務影響或債務承擔責任。所有文件,包括股票及退款支票將以普通郵遞方式按股東名冊或CDP登記冊(視乎情況而定)之登記地址寄發予有關人士,郵誤風險概由彼等自行承擔。

19. 購股權之調整

根據購股權計劃,於最後實際可行日期,本公司擁有已發行及尚未行使購股權(包括已歸屬及未歸屬),賦予持有人權利可認購最多合共22,433,902股股份,其中,於記錄日期或之前可行使之已歸屬購股權可認購18,988,902股股份。因任何該等未行使已歸屬之購股權於記錄日期或之前獲行使而將予發行之任何供股股份將由包銷商全數包銷。根據購股權計劃之相關條文規定,發行供股股份可能會導致根據

尚未行使之購股權將予發行之股份之認購價及／或數目被調整。倘若作出該等調整（如有），本公司將根據購股權計劃之條文通知該等購股權持有人。

20. 可換股債券

於最後實際可行日期，按換股價每股9.25港元轉換為股份之6,000,000美元可換股債券仍未獲轉換。假設按每股9.25港元轉換可換股債券，則尚未轉換之可換股債券可轉換為約5,059,459股股份。

可換股債券於香港聯交所上市。香港聯交所已批准就轉換可換股債券時所發行之股份上市及買賣。

根據可換股債券之條款及條件，發行供股股份將構成一項就可換股債券轉換為股份時換股價可能須作出調整之事項。倘若進行調整（如有），本公司將於適當時候通知該等可換股債券之持有人。

21. 上市規則之含義

根據上市規則，嘉里控股及KSL各自之附屬公司萬通及Baylite被視為本公司之關連人士。包銷協議之條款根據上市規則第14A章構成關連交易，但根據上市規則第14A.31(3)(c)條獲豁免遵守上市規則第14A章所規定之報告、公告及獨立股東批准之要求。供股將遵照上市規則第7.21(1)條進行。Trendfield為郭兄弟有限公司之全資附屬公司，及根據上市規則其不被視為本公司之關連人士。

22. 一般事項

謹請　閣下留意載於本供股章程各附錄之其他資料。

此致

列位合資格股東　台照
及僅供若干除外海外股東及若干購股權持有人　參照

承董事會命
香格里拉（亞洲）有限公司
主席
郭孔錀先生
謹啟

二零零七年八月十五日

1. 財務概要

以下為本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度各年之經審核綜合業績以及資產及負債之概要，乃摘錄自本公司已刊發截至二零零五年及二零零六年十二月三十一日止年度之年報。本集團已採納於二零零五年一月一日或該日後開始之會計期間生效之新及經修訂香港財務報告準則（「新及經修訂香港財務報告準則」），並已根據新及經修訂香港財務報告準則之規定將截至二零零四年十二月三十一日止年度之數字重列。就本概要而言，於二零零四年十二月三十一日以及截至該日止年度之（重列）數字已獲採納。

	截至十二月三十一日止年度		
	二零零四年	**二零零五年**	**二零零六年**
	千美元	*千美元*	*千美元*
	(重列)		
銷售額	725,523	842,003	1,002,892
銷售成本	(308,510)	(345,616)	(408,806)
毛利	417,013	496,387	594,086
其他收益－淨額	26,026	44,743	80,293
市場推廣費用	(31,523)	(34,575)	(34,456)
行政開支	(58,933)	(79,759)	(86,818)
其他經營開支	(209,862)	(238,427)	(279,781)
經營溢利	142,721	188,369	273,324
融資費用	(48,322)	(32,851)	(32,461)
應佔聯營公司溢利	41,029	64,317	41,957
未計所得税前之溢利	135,428	219,835	282,820
所得税開支	(12,905)	(52,304)	(63,491)
年內溢利	122,523	167,531	219,329
應佔：			
本公司權益持有人	113,518	150,990	202,173
少數股東權益	9,005	16,541	17,156
	122,523	167,531	219,329

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年
	千美元	*千美元*	*千美元*
	(重列)		
年內本公司權益持有人應佔溢利之每股盈利			
(以每股美仙列示)			
一基本	4.85	6.14	7.97
一攤薄	4.84	6.13	7.95
股息	58,159	65,251	75,933

	於十二月三十一日		
	二零零四年	二零零五年	二零零六年
	千美元	*千美元*	*千美元*
	(重列)		
資產及負債			
資產總值	3,720,141	4,263,067	5,075,678
負債總額	1,554,697	1,632,853	2,100,354
權益總額	2,165,444	2,630,214	2,975,324

2. 經審核財務報表

以下為二零零五年十二月三十一日及二零零六年十二月三十一日之本集團經審核綜合資產負債表及本公司經審核資產負債表、截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個財政年度之本集團經審核綜合收益表、經審核綜合權益變動表及經審核綜合現金流量報表，連同摘錄自本公司截至二零零六年十二月三十一日止財政年度之年報所附之綜合財務報表附註。

綜合資產負債表

	附註	於十二月三十一日 二零零六年 千美元	二零零五年 千美元
資產			
非流動資產			
物業、廠房及設備	6	2,659,861	2,155,403
投資物業	7	385,125	353,159
租賃土地及土地使用權	8	381,142	375,143
無形資產	9	87,709	86,692
於聯營公司之權益	11	924,256	790,466
遞延所得稅資產	23	555	5,179
衍生金融工具	21	1,458	–
可供出售之金融資產	12	4,052	1,422
其他應收款	13	3,923	3,522
		4,448,081	3,770,986
流動資產			
存貨		22,019	20,711
應收賬項、預付款項及訂金	14	205,628	131,162
應收聯營公司款項	11	19,695	26,364
持作交易用途之金融資產	15	50,094	37,770
現金及現金等價	16	330,161	276,074
		627,597	492,081
資產總值		5,075,678	4,263,067

	附註	於十二月三十一日 二零零六年 千美元	二零零五年 千美元
權益			
本公司權益持有人應佔股本及儲備			
股本	17	1,224,810	1,181,117
其他儲備	18	1,088,174	940,569
保留盈利			
－擬派末期股息	34	33,295	32,639
－其他		352,900	226,712
		2,699,179	2,381,037
少數股東權益	22	276,145	249,177
權益總額		2,975,324	2,630,214
負債			
非流動負債			
銀行貸款	19	1,479,713	931,209
可換股債券	20	26,704	59,166
衍生金融工具	21	11,765	1,299
欠少數股東之款項	22	14,851	20,539
遞延所得稅負債	23	211,941	202,225
		1,744,974	1,214,438
流動負債			
應付賬項及應計項目	24	277,503	231,796
欠少數股東之款項	22	15,588	18,557
當期所得稅負債		19,401	15,186
銀行貸款及透支	19	42,888	152,644
衍生金融工具	21	－	232
		355,380	418,415
負債總額		2,100,354	1,632,853
權益及負債總額		5,075,678	4,263,067
流動資產淨額		272,217	73,666
資產總值減流動負債		4,720,298	3,844,652

資產負債表

	附註	於十二月三十一日 二零零六年 千美元	於十二月三十一日 二零零五年 千美元
資產			
非流動資產			
物業、廠房及設備	*6*	26	50
於附屬公司之投資	*10*	2,253,735	2,252,768
附屬公司欠款	*10*	56,700	70,875
衍生金融工具	21	1,458	–
會所債券		840	–
		2,312,759	2,323,693
流動資產			
附屬公司欠款	*10*	361,196	328,810
應收股息、預付款項及按金		194,796	148,612
現金及現金等價	*16*	29,578	16,108
		585,570	493,530
資產總值		2,898,329	2,817,223
權益			
本公司權益持有人應佔股本及儲備			
股本	*17*	1,224,810	1,181,117
其他儲備	*18*	1,541,917	1,538,365
保留盈利			
－擬派末期股息	*34*	33,295	32,639
－其他		48,389	9,121
權益總額		2,848,411	2,761,242
負債			
非流動負債			
衍生金融工具	*21*	11,765	1,299
		11,765	1,299
流動負債			
衍生金融工具	*21*	–	232
應付賬項及應計項目		6,370	6,273
欠附屬公司之款項	*10*	31,783	48,177
		38,153	54,682
負債總額		49,918	55,981
權益及負債總額		2,898,329	2,817,223
流動資產淨額		547,417	438,848
資產總值減流動負債		2,860,176	2,762,541

綜合收益表

	附註	截至十二月三十一日止年度 二零零六年 千美元	二零零五年 千美元
銷售額	5	1,002,892	842,003
銷售成本	25	(408,806)	(345,616)
毛利		594,086	496,387
其他收益－淨額	26	80,293	44,743
市場推廣費用	25	(34,456)	(34,575)
行政開支	25	(86,818)	(79,759)
其他經營開支	25	(279,781)	(238,427)
經營溢利		273,324	188,369
融資費用	29	(32,461)	(32,851)
應佔聯營公司溢利	30	41,957	64,317
未計所得税前之溢利		282,820	219,835
所得税開支	31	(63,491)	(52,304)
年內溢利		219,329	167,531
應佔：			
本公司權益持有人		202,173	150,990
少數股東權益		17,156	16,541
		219,329	167,531
年內本公司權益持有人應佔溢利之每股盈利 *(以每股美仙列示)*			
－基本	33	7.97	6.14
－攤薄	33	7.95	6.13
股息	34	75,933	65,251

綜合權益變動表

	附註	本公司權益持有人應佔 股本 千美元	其他儲備 千美元	保留盈利／(累計虧損) 千美元	少數股東權益 千美元	總額 千美元
於二零零五年一月一日結餘		1,029,599	948,550	171,851	187,719	2,337,719
貨幣匯兑差額		–	2,504	–	(2,297)	207
直接確認於權益中之收入／(支出)淨額		–	2,504	–	(2,297)	207
年內溢利		–	–	150,990	16,541	167,531
截至二零零五年十二月三十一日止年度之已確認收入總額		–	2,504	150,990	14,244	167,738
可換股債券轉換時發行股份－權益部份	*17*	145,627	(13,953)	–	–	131,674
行使購股權－配發股份	*17*	5,891	–	–	–	5,891
授予購股權－僱員服務價值		–	3,468	–	–	3,468
派付二零零四年度末期股息		–	–	(30,878)	–	(30,878)
派付二零零五年度中期股息		–	–	(32,612)	–	(32,612)
已付少數股東之股息及購自少數股東之權益		–	–	–	(11,437)	(11,437)
少數股東注入權益		–	–	–	282	282
應付少數股東之權益貸款之變動淨額		–	–	–	58,369	58,369
		151,518	(10,485)	(63,490)	47,214	124,757
於二零零五年十二月三十一日結餘		1,181,117	940,569	259,351	249,177	2,630,214

本集團之保留盈利／(累計虧損)包括：

本公司及附屬公司	(18,883)
聯營公司	278,234
	259,351

	附註	本公司權益持有人應佔 股本 千美元	其他儲備 千美元	保留盈利 千美元	少數股東權益 千美元	總額 千美元
於二零零六年一月一日結餘		1,181,117	940,569	259,351	249,177	2,630,214
貨幣匯兌差額		–	147,552	–	14,501	162,053
直接確認於權益中之收入淨額		–	147,552	–	14,501	162,053
年內溢利		–	–	202,173	17,156	219,329
截至二零零六年十二月三十一日止年度之已確認收入總額		–	147,552	202,173	31,657	381,382
可換股債券轉換時發行股份－權益部份	17	33,188	(3,499)	–	–	29,689
行使購股權－配發股份	17	9,642	–	–	–	9,642
行使購股權－從購股權儲備轉撥至股份溢價	17	863	(863)	–	–	–
授出購股權－僱員服務價值		–	4,415	–	–	4,415
派付二零零五年度末期股息		–	–	(32,691)	–	(32,691)
派付二零零六年度中期股息		–	–	(42,638)	–	(42,638)
已付少數股東之股息及購自少數股東之權益		–	–	–	(12,318)	(12,318)
少數股東注入權益		–	–	–	7,747	7,747
應付少數股東之權益貸款之變動淨額		–	–	–	(118)	(118)
		43,693	53	(75,329)	(4,689)	(36,272)
於二零零六年十二月三十一日結餘		1,224,810	1,088,174	386,195	276,145	2,975,324

本集團之保留盈利包括：

本公司及附屬公司	113,916
聯營公司	272,279
	386,195

附屬公司及聯營公司保留盈利內分別包括約297,000美元及21,158,000美元（二零零五年：259,000美元及18,756,000美元）之法定基金。此等基金乃按照有關法規從在中國註冊成立及經營之有關公司之除稅後溢利中撥出而設立。

綜合現金流量報表

	附註	截至十二月三十一日止年度 二零零六年 千美元	 二零零五年 千美元
經營業務之現金流			
經營產生之現金	35	378,181	288,221
已付利息		(66,205)	(44,153)
已繳香港利得稅		(11,818)	(8,830)
已繳海外稅款		(40,397)	(22,545)
經營業務產生之現金淨額		259,761	212,693
投資業務之現金流			
購買物業、廠房及設備		(116,298)	(177,838)
發展中物業之支出		(394,980)	(94,656)
購買租賃土地及土地使用權		(5,534)	(3,585)
購買投資物業		(2,862)	(114)
出售物業、廠房及設備；租賃土地及土地使用權；及投資物業所得款項		1,396	10,133
出售持作交易用途之金融資產所得款項		8,808	6,790
購買商標		(958)	(10,000)
網站開發成本支出		(1,625)	–
土地使用權及租賃之按金		(50,006)	–
收購一家附屬公司之額外權益		(2,520)	(480)
出售一家聯營公司權益所得款項		39,488	14,341
收購聯營公司	11	–	(42,388)
注入聯營公司之資本		(64,528)	–
借予聯營公司之貸款(增加)／減少淨額		(30,515)	1,426
一家被投資公司償還貸款		–	200
已收利息		9,479	5,235
已收聯營公司股息		37,372	24,550
已收持作交易用途之金融資產之股息		754	1,008
投資業務所用之現金淨額		(572,529)	(265,378)

	附註	截至十二月三十一日止年度	
		二零零六年	二零零五年
		千美元	*千美元*
融資活動之現金流			
已付股息		(75,329)	(63,490)
已付少數股東股息		(12,696)	(9,916)
發行普通股所得款項		9,642	5,891
少數股東之貸款（減少）／增加淨額		(5,727)	2,046
少數股東注資		7,747	282
出售一家附屬公司權益時轉讓股東貸款所得款項		–	1,520
償還銀行貸款		(560,691)	(315,136)
所籌集銀行貸款		1,002,191	511,746
融資活動產生之現金淨額		365,137	132,943
現金、現金等價及銀行透支增加淨額		52,369	80,258
年初之現金、現金等價及銀行透支		266,985	186,727
現金、現金等價及銀行透支之匯兑收益		10,695	–
年終之現金、現金等價及銀行透支	*16*	330,049	266,985

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1　一般資料

香格里拉(亞洲)有限公司(「本公司」)及其附屬公司(合稱「本集團」)主要從事擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

2　主要會計政策概要

編製此等綜合財務報表所採用之主要會計政策載於下文。

2.1　編製基準

本綜合財務報表乃根據香港財務報告準則(「香港財務報告準則」)所編製。綜合財務報表乃按歷史成本常規法編製，惟按下文之會計政策所披露，金融資產(不包括可供出售之金融資產)及金融負債(包括衍生金融工具)與投資物業按公平值列賬。

下列準則及詮釋之修訂乃與本集團之營運有關，並必須於截至二零零六年十二月三十一日止財政年度採用：

香港會計準則21修訂	外幣匯率變動之影響 －海外業務之投資淨額
香港會計準則39修訂	金融資產及金融負債之臨時及初步確認 預測集團間交易之現金流量對沖會計處理 公平值期權
香港會計準則39及 香港財務報告準則4修訂	金融工具：確認及計量及保險合約 －財務擔保合約
香港財務報告準則－詮釋4	釐定一項安排是否包含租賃

此等準則及詮釋之修訂對本集團之會計政策並無產生重大影響。

下列新準則、準則及詮釋之修訂與本集團之營運有關，惟於二零零六年並未生效且並無提前採用：

香港會計準則1修訂	資本披露
香港財務報告準則7	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋8	香港財務報告準則2之範圍
香港(國際財務報告詮釋委員會)－詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)－詮釋10	中期財務報告及減值

本集團相信採用以上之新準則、準則及詮釋之修訂並不會對本集團之會計政策造成重大變動，惟香港會計準則1修訂及香港財務報告準則7所規定之額外披露除外。

若干比較數字已重列，以配合本年度之呈列方式。

2.2 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日之財務報表。

(a) 附屬公司

附屬公司指本集團有權監管其財務及營運政策之公司(包括特別目的之公司)，通常擁有其逾半數表決權的股本權益。在釐定本集團是否控制另一家公司時，須考慮是否存在現時可行使或可兌換的潛在投票權及其影響。

附屬公司自控制權轉移至本集團當日起全面綜合，並自控制權終止起不再綜合。

本集團使用會計購買法計算收購附屬公司。計量收購成本乃按交易日所給予資產、已發行權益工具及所產生和承擔之負債之公平值，另加收購直接應佔之成本計算。因商業合併而收購之可識別資產及承擔之負債和或然負債，初步按其於收購日期之公平值計算，而毋須計及任何少數股東權益。收購成本超出本集團應佔所收購可識別淨資產公平值之差額列為商譽。倘收購成本較所收購附屬公司淨資產之公平值為低，則有關差額直接在收益表確認。

集團內公司間之交易、結餘及交易未變現收益將予以對銷。除非有證據顯示交易所轉讓資產出現減值，否則亦須撤銷未變現虧損。附屬公司之會計政策已作必要改變，以確保與本集團所採納之政策一致。

在本公司資產負債表中，於附屬公司之投資乃以成本值扣除減值虧損撥備列賬。附屬公司之業績由本公司按已收及應收股息為基準列賬。

(b) 聯營公司

聯營公司指本集團一般持有20%至50%表決權的股本權益並可對其行使重大影響力(惟非控制權)之公司。於聯營公司之投資乃以會計權益法計算，並以成本值作初步確認。本集團於聯營公司之投資包括收購時已識別的商譽(扣除任何累計減值虧損)(見附註2.8)。

本集團應佔收購後聯營公司之溢利或虧損及儲備變動分別計入收益表及儲備。累計收購後變動與投資面值抵銷而調整。倘本集團應佔聯營公司虧損相等於或超出其所佔聯營公司權益(包括任何其他無抵押應收款項)，則除非其須代聯營公司承擔債務或支付款項，否則本集團毋須確認額外虧損。

本集團與聯營公司之間交易的未變現收益將予以對銷，惟以本集團所佔聯營公司之權益為限。除非有證據顯示交易所轉讓資產出現減值，否則亦須對銷未變現虧損。聯營公司之會計政策已作必要改變，以確保與本集團所採納之政策一致。

在本公司資產負債表中，於聯營公司的投資以成本值扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息為基準列賬。

2.3　**分部報告**

業務分部是指從事提供產品或服務，而所承受風險及所得回報與其他業務分部有所分別的一組資產及業務。地區分部於特定的經濟環境中提供產品或服務，而與其他在另外的經濟環境經營的分部所承受風險及所得回報有所不同。

根據本集團之內部財務報告方式，本集團已決定以地區分部資料作為主要報告形式，另將業務分部資料作為次要報告形式。

未分配成本指企業支出。分部資產基本上包括固定資產、租賃土地及土地使用權、於聯營公司之權益、存貨、應收款及營運現金，惟主要不包括無形資產及證券投資。分部負債乃由經營負債組成，惟不包括稅項、衍生金融工具及所有借款等項目。資本開支乃由添置之固定資產、租賃土地及土地使用權組成。

2.4　**外幣換算**

(a)　*功能及呈列貨幣*

包含於本集團各主要附屬公司之財務報表中之項目按該實體營運時主要經濟環境之貨幣(「功能貨幣」)計量。綜合財務報表以美元呈列，美元乃本公司之功能及呈列貨幣。

(b)　*交易及結餘*

外幣交易按交易日之匯率換算為功能貨幣。結算該等交易以及按年終時的匯率換算以外幣列值的貨幣資產與負債所產生的匯兑損益在收益表中確認入賬。

非貨幣項目之匯兑差額(如按公平值計入損益之持作交易用途之金融資產)作為公平值收益或虧損之一部份呈報。非貨幣項目之匯兑差額(如列作可供出售金融資產之權益)則記入權益中的外匯變動儲備。

(c)　*集團公司*

集團旗下所有實體(全部均非採用惡性通貨膨脹經濟體系之貨幣)之功能貨幣倘有別於呈列貨幣，其業績及財務狀況按以下方法換算成呈列貨幣：

(i)　各資產負債表所列之資產及負債按該資產負債表結算日之收市匯率換算；

(ii)　各收益表所列之收入及開支按平均匯率換算(除非該平均值不足以合理地概括反映各交易日期適用匯率之累計影響，在該情況下，該等收入及開支按各交易日期之匯率換算)；及

(iii)　所有產生之匯兑差額於權益中分開確認。

於綜合賬目時，由換算於海外實體之投資淨額及借款而產生之匯兑差額，均列入股東權益項下。於出售海外業務時，該等匯兑差額於收益表入賬確認為出售收益或虧損之一部份。

收購海外實體所產生之商譽及公平值調整列作該海外實體之資產及負債，並按收市匯率換算。

2.5　**物業、廠房及設備**

樓宇主要包括酒店物業。所有物業、廠房及設備以歷史成本扣除折舊及減值虧損入賬。歷史成本包括收購項目直接產生的開支。

當與項目有關之未來經濟利益有可能流入本集團，且能可靠地計量項目之成本時，後續成本方會計入資產賬面值或確認為獨立資產（如適用）。所有其他維修及保養於產生之財政期間在收益表支銷。

折舊按預計可使用年期以直線法撇除成本計算。所採用之可使用年期或主要年率為：

酒店樓宇及其他樓宇	相關土地租賃期或五十年之較短者
傢俬、固定裝置及設備	10%至33⅓%
汽車	25%
廠房及機器	5%至10%

資產的餘值及可使用年期於各資產負債表結算日作檢討，並在適當時予以調整。

倘資產的賬面值高於其估計可收回數額，則會將資產的賬面值撇減至其可收回數額。

酒店物業之永久業權土地不作折舊，該類土地以成本減累計減值（如有）列賬。

2.6　**投資物業**

持有用作獲取長期租金收入或資本增值或同時用作此兩種目的，且並非由綜合後本集團旗下公司佔用之物業，乃列作投資物業。

投資物業包括根據經營租賃或永久業權持有之土地及樓宇。

根據經營租賃持有之土地，如符合投資物業之其餘定義，乃作投資物業分類及列賬，且不會進行攤銷。

投資物業初步按其成本（包括有關交易成本）計量。

於初步確認後，投資物業按外聘專業估值師每年審閱之公平值列賬。公平值之變動於收益表內確認。

當與該資產有關之未來經濟利益有可能流入本集團，且能可靠地計量其成本時，後續開支方會於該資產之賬面值扣除。所有其他維修及保養成本於產生之財政期間在收益表支銷。

2.7　**租賃土地及土地使用權**

作酒店物業或酒店物業發展用途之租賃土地或土地使用權之預付地價，乃分類及入賬列作租賃土地及土地使用權，並按成本值列賬及以直線法於租賃期內於收益表內攤銷。

2.8 **無形資產**

(a) 商譽

商譽指收購成本超過本集團於收購日期應佔所收購附屬公司／聯營公司可識別淨資產之公平值之差額。收購附屬公司所產生之商譽列入無形資產內。收購聯營公司所產生之商譽列入於聯營公司之投資內。商譽每年進行減值測試，並以成本扣除累計減值虧損列賬。出售一間實體所產生之損益包括與所出售實體有關之商譽之賬面值。

商譽乃分配至現金產生單位以進行減值測試。

(b) 商標及特許權

商標及特許權以歷史成本值列賬。擁有既定可使用年期的商標及特許權以成本值減累計攤銷及減值列賬。攤銷乃以直線法計算，按商標及特許權之估計可使用年期(二十年)分攤其成本。

(c) 網站開發成本

網站開發成本(乃直接與本集團控制之可識別及獨特產品之開發相關連，及預計於一年後產生之經濟利益大有可能超逾其成本)確認為無形資產。該等開發成本按成本值減累計攤銷及減值列賬。攤銷乃以直線法計算，於開始營運起，按估計可使用年期(三年)內分攤其成本。

2.9 **資產減值**

無特定使用年期的資產毋須攤銷，但須至少每年進行一次減值測試，並在出現若干事件或環境有變而顯示資產賬面值可能無法收回時檢討減值。須予攤銷的資產在出現若干事件或環境有變而顯示資產賬面值可能無法收回時檢討減值。減值虧損乃按資產的賬面值超出其可收回數額的差額確認入賬。可收回數額為資產公平值減出售成本及使用值兩者之較高者。為評估減值情況，資產按最低組別的獨立可識別現金流(現金產生單位)進行分類。

2.10 **投資**

本集團將其投資劃分為以下類別：持作交易用途之金融資產、貸款及應收款及可供出售金融資產。分類乃基於購入該等投資之目的而作出。管理層按初步確認結果釐定其投資之分類，並於每個報告日期重新評估有關分類。

(a) 持作交易用途之金融資產

一項金融資產如主要以於短期內出售為目的而購入，乃分類列作持作交易用途之金融資產。衍生工具亦屬於持作交易用途之金融資產，除非其被指定作對沖用途，則作別論。此類別內的資產倘為交易而持有或預期將於資產負債表結算日後十二個月內變現，概列作流動資產。

(b) 貸款及應收款

貸款及應收款為具有固定或可釐定付款額而並非於成交活躍市場報價之非衍生金融工具。該等款項於本集團直接向不擬進行應收款交易之債務人提供金錢、貨品或服務時產生。該等款項列入流動資產內(於資產負債表結算日後十二個月以上到期之非流動資產除外)。貸款及應收款列入資產負債表內貿易及其他應收款項下(附註2.12)。

(c)　可供出售金融資產

可供出售金融資產為指定納入此類別或不能歸入任何其他類別之非衍生金融工具。該等資產列入非流動資產內(除非管理層擬於資產負債表結算日後十二個月內出售有關投資)，而由於該等非上市金融資產之公平值不能被可靠地計量，故以成本值扣除減值列賬。

購買及出售投資於交易日(即本集團承諾購買或出售該項資產之日期)即予確認。所有金融資產初步以成本值加交易成本確認。當收取來自該項投資之現金流之權利屆滿或已轉讓，且本集團已轉讓絕大部份之所有權風險及回報時，則不再確認該項投資。持作交易用途之金融資產隨後以按當前市場收市價釐定之公平值列賬；因公平值改變而產生之變現及未變現收益及虧損於產生期間之收益表內入賬。貸款及應收款採用實際利息法按攤銷成本扣除減值列賬，連同賬面值變動於收益表內確認。列作可供出售金融資產之非上市權益乃按成本值扣除減值列賬(計入收益表)，皆因此等無限金融資產之公平值不能可靠地計量。會所債券按公平值列賬，其公平值變動於權益中確認。

本集團於每個資產負債表結算日評估是否有客觀證據顯示一項金融資產或一組金融資產出現減值。就貸款及應收款及可供出售金融資產而言，倘資產之預計可收回數額明顯或長時間低於其成本值，即可作為釐定該資產有否減值之考慮因素。如有此跡象，其賬面值將調低至其預計可收回數額。

2.11　存貨

存貨按成本值與可變現淨值之較低者列賬。

成本值(即採購成本)按加權平均基準計算。可變現淨值按日常業務過程中之估計銷售價格減有關之可變銷售成本計算。

2.12　貿易及其他應收款

貿易及其他應收款按公平值作初步確認，隨後使用實際利息法按攤銷成本扣除減值撥備計算。貿易及其他應收款之減值撥備，乃於有客觀證據顯示本集團將無法按照應收款之原定條款收回全部到期款額時確認。撥備金額為資產賬面值與按實際利率貼現之估計未來現金流現值之差額。撥備金額於收益表內確認。

2.13　現金及現金等價

現金及現金等價包括手頭現金、銀行通知存款、其他原定到期日為三個月或以內之短期高流動投資以及銀行透支。銀行透支在資產負債表中列作流動負債項下之銀行貸款。

2.14　股本

普通股股份列作權益。

發行新股或購股權直接產生之新增成本於權益內列作所得款項扣減之項目(扣除税項)。

2.15　貿易應付款

貿易應付款初步按公平值確認，隨後使用實際利息法按攤銷成本計量。

2.16 借款

借款按公平值扣除所產生之交易成本予以初步確認。交易成本為收購、發行或出售金融資產或金融負債直接產生之新增成本(包括向代理商、顧問、經紀及交易商支付之費用及佣金，以及監管機構及證券交易所收取之徵費及各類轉讓税項)。借款其後按攤銷成本列賬；任何所得款項(扣除交易成本)與贖回價值之間的差額使用實際利息法於借款期間在收益表內確認。

借款列作流動負債，除非本集團具無條件權利可延遲清償該項負債至資產負債表結算日後至少十二個月，則作別論。

2.17 可換股債券

已發行可換股債券在首次確認時分為負債和權益兩部份。負債部份以公平值(乃按相同類別之非可換股債券之市場利率釐定)確認，而發行所得款項與負債部份公平值之間的差額則計入權益部份。負債部份其後按攤銷成本列賬。權益部份於可換股債券儲備中確認，直至在債券轉換時轉撥至股份溢價，或在債券贖回時從儲備直接轉至保留盈利。

2.18 開業前費用

開業前費用於產生時自該年度之收益表扣除。

2.19 遞延所得税

遞延所得税採用負債法就資產負債之税基與其在綜合財務報表之賬面值兩者之暫時差額作全數撥備。然而，倘遞延所得税乃因首次確認交易(並非商業合併)中的資產或負債而產生，且進行有關交易時並無影響會計或應課税溢利或虧損，則不會入賬。遞延所得税乃按結算日前已頒佈或實質上已頒佈之税率(及税法)計算，且該等税率(及税法)預期將於相關遞延所得税資產變現或遞延所得税負債清償時應用。

倘若可能有未來應課税溢利可予抵銷暫時差額，則會確認遞延所得税資產。

遞延所得税乃就於附屬公司、聯營公司及合營企業的投資產生之暫時差額而撥備，惟倘若本集團可控制暫時差額之撥回，且暫時差額有可能在可見將來不會撥回則除外。

2.20 僱員福利

(i)　僱員可享有之休假

僱員享有之年假於應計予僱員時確認。因僱員於截至結算日止提供服務而估計未放之年假須作出撥備。

僱員享有之病假及分娩假於休假時方予確認。

(ii)　退休金承擔

本集團設有若干界定福利及界定供款計劃，其下大部份資產一般由受託人管理之獨立基金持有。退休金計劃一般由僱員及相關集團成員公司供款。界定福利計劃會計及獨立合資格精算師提供之建議。

本集團向界定供款退休計劃作出之供款於供款時列作開支，有關款額可藉因僱員於供款全數歸屬前脫離該計劃而被沒收之供款(倘適用)予以扣減。

就界定供款計劃而言，本集團以強制、合約或自願形式向公開或私人管理的退休金保險計劃供款。供款一經支付，本集團再無其他付款責任。供款於到期支付時列作僱員福利開支，並會扣減該等因僱員於供款全數歸屬前脫離該計劃而被沒收之供款。預付供款按現金退款或可扣減的未來付款而確認為資產。

就界定福利計劃而言，退休金成本乃採用預計單位貸記法評估：退休金之成本自收益表中扣除，以根據精算師(精算師會最少每三年對該等計劃進行一次全面評估)之意見按僱員服務年期分攤定期成本。退休金承擔按估計未來現金流出之現值計算。注資計劃所產生之精算損益按平均僱員剩餘服務年期確認。過往服務成本以直線法按平均期限確認為開支，直至福利歸屬時止。

本集團向界定福利退休金計劃作出之供款於供款之有關期間自收益表中扣除。

2.21 撥備

當本集團因過往事件須承擔現有之法律或推定責任，而在解除該等責任時有可能導致資源流出，並已能可靠地估計有關數額時，則予確認撥備。未來經營虧損毋須確認撥備。

2.22 收入確認

收入包括已扣除增值稅、回扣及折扣且已撤銷集團內銷售之銷售貨物及服務之公平值。收入按以下基準確認：

銷售：

(i) 來自房租、餐飲銷售及其他配套服務之酒店收入於提供服務時確認。

(ii) 酒店管理及相關服務之收入於提供服務時確認。

(iii) 物業租金收入根據各有關租約之年期按直線法為基準確認。

其他收入：

(iv) 利息收入按時間比例基準以實際利息法確認。倘應收款出現減值，本集團會將其賬面值撇減至可收回數額(即按工具之原定實際利率貼現計算的估計未來現金流量)，並繼續解除貼現作為利息收入。減值借貸之利息收入於收取現金或條件許可時按成本收回基準予以確認。

(v) 其他投資之股息收入於收取股息之權利確立時確認。

2.23 經營租賃(作為承租人)

所有權之絕大部份風險及回報由出租人保留之租賃乃列作經營租賃。根據經營租賃作出之付款於扣除自出租人收取之任何獎賞後，於租賃期內以直線法在收益表中支銷。

2.24 股息分派

向本公司股東作出的股息分派於本公司股東批准派息之期間內在本集團財務報表中確認為負債。

2.25 以股份為基礎之補償金

本集團有兩個權益償付及以股份為基礎的補償金計劃。就於二零零二年十一月七日或以前授出之購股權而言，本集團採用香港財務報告準則2之過渡條款，據此尚未應用公平值確認及計量政策。就二零零二年十一月七日以後授出之購股權而言，授出購股權用以換取僱員之服務之公平值確認為開支。於歸屬期內支出之費用總額則參考所授予購股權之公平值(不包括任何非市場歸屬條件(如溢利能力及銷售增長目標)之影響)而釐定。非市場歸屬條件包括於預計將可行使之購股權數目之假設中。於每個資產負債表結算日，有關實體會修正其對預計將可行使之購股權數目之估算。修正原先估算(如有)之影響於收益表內確認，並於所剩歸屬期內對權益進行相應調整。

所得款項(扣除任何直接應佔交易成本)於購股權獲行使時計入股本(面值)及股份溢價。

2.26 借款成本

收購、建造或生產時須耗用長時間方可備作擬定用途或出售之資產之直接應佔借款成本會撥作該資產之部份成本。所有其他借款成本於產生時在該年度之收益表中扣除。

3 金融風險管理

3.1 金融風險因素

本集團活動涉及多類金融風險：市場風險(包括貨幣風險、公平值利息風險及價格風險)、信貸風險、流動資金風險及現金流量利率風險。本集團之整體風險管理計劃針對金融市場的不可預計因素，並致力將本集團財務表現可能受到的負面影響減至最低。本集團利用衍生金融工具對沖若干風險。

本集團庫務部根據董事會的指引進行風險管理。本集團庫務部與本集團營運單位緊密合作，識別、評估並對沖金融風險。董事會提供有關整體風險管理和涉及指定範疇(例如外匯風險、利率風險、信貸風險、使用衍生金融工具及投資多出的流動資金)的準則。

(a) *市場風險*

(i) 外匯風險

本集團在世界各地均有業務，並受不同貨幣所產生的外匯風險所影響。未來商業交易、確認資產與負債及於海外業務的淨投資均帶來外匯風險。

本集團於不同的海外業務均有投資，其資產淨值受到外幣匯兑風險所影響。

本集團在貨幣風險方面具有經濟對沖措施，因本集團所有位於香港、中國國內、新加坡及馬來西亞之物業收入(及大部份相關開支)均以當地貨幣為訂價單位。此外，菲律賓、泰國及印尼之酒店客房絕大部份收入以美元為訂價單位。印尼之收入亦於實現時在可行情況下盡量即時兑換為美元。

本集團嘗試將其貸款組合內各種貨幣與本集團在不同國家之投資及收入之貨幣組合掛鉤。鑑於人民幣持續強勢，本集團於中國國內之附屬公司在許可之情況下均以美元之方式簽訂新造銀行貸款合約。本集團已簽訂雙重貨幣(港元／美元)之企業銀行貸款以提高靈活性，以便當其中一種貨幣相對疲弱時，可轉換貸款貨幣單位。

經考慮涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

(ii)　價格風險

由於本集團所持投資在綜合資產負債表列為可供出售金融資產或持作交易用途之金融資產，並以公平值計入損益，故本集團受到權益證券價格風險所影響。本集團並無涉及商品價格風險。

(b)　信貸風險

本集團並無嚴重的信貸集中風險。現時本集團已訂有政策確保房間銷售的批發客戶均有合適的信貸記錄。零售客戶的銷售大部份均透過信用卡進行。本集團已有政策限制任何客戶所涉及的全球信貸風險。

(c)　流動資金風險

審慎的風險管理意味著維持足夠的現金及可買賣證券、可透過適量的承諾信貸獲取資金，並可就市場狀況平倉。由於相關業務常有變化，本集團庫務部有意維持承諾信貸，以維持資金運用的靈活性。

(d)　現金流量及公平值利率風險

本集團並無重大附息資產，本集團的收益及經營現金流入大部份均不受市場利率所影響。

本集團的利率風險主要來自長期借款。以浮動利率計息的借款使本集團受到現金流量利率風險所影響，而以固定利率計息的借款使本集團受到公平值利率風險的影響。本集團的政策是維持借款約一半或以上為以固定利率計息的工具。於年終時，48%的借款是以固定利率計息。

本集團利用浮動與固定利率的掉期合約管理其現金流量利率風險。該等利率掉期產生經濟影響，將借款自浮動利率轉為固定利率計息。一般來說，本集團所獲長期借款均以浮動利率計息。本集團會不時密切監察利率的變動，並訂立利率掉期合約。根據利率掉期合約，本集團與其他人士同意每月交換按協定名義本金額將根據固定合約利率與浮動利率計算的差額。

3.2　利率掉期合約之會計處理

本集團已透過訂立利率掉期合約減低其利率風險。

利率掉期合約為衍生金融工具的一種，乃為管理風險而設(皆因本集團之政策並不容許進行投機交易)。利率掉期合約於訂立合約日期首次以公平值確認入賬，其後按重估後的公平值列賬。

本集團的利率掉期合約並不符合資格使用對沖會計處理。不符合對沖會計處理的合約的公平值變動即時於收益表確認入賬。

3.3 公平值估算

於活躍市場買賣的金融工具（如公開買賣的衍生工具及持作買賣用途與可供出售的證券）之公平值乃按結算日之市場報價釐定。本集團所持金融資產使用之市場報價為即期買價，而金融負債之合適市場報價為即期賣價。

貿易應收款及應付款之面值減估計信貸調整乃假設與其公平值相若。為作披露之用，金融負債的公平值是以本集團所知同類金融工具之現行市場利率貼現未來合約協定現金流量而估算。

4 重要會計估算及判斷

估算及判斷會不斷評估，並以過往經驗及其他因素作為基礎，包括在目前情況下對未來事件之合理預期。

4.1 重要會計估算及假設

本集團作出有關未來之估算及假設。嚴格而言，所產生之會計估算甚少與有關之實際結果相同。有重大風險會導致下一個財政年度資產與負債之賬面值作大幅調整之估算及假設如下。

(a) 估計商譽減值

本集團每年均會根據附註2.8所載會計政策進行測試以評估商譽有否減值。現金產生單位的可收回數額乃根據使用值計算方式而釐定。該等計算涉及運用估算。

(b) 所得稅

本集團須繳納多個司法權區之所得稅。釐定世界各地所得稅撥備涉及重大判斷。在日常業務過程中有若干交易及計算方式，均會導致難以準確釐定最終稅項。本集團根據當地稅務常規及專業意見，估計是否需繳納額外稅項，從而確認對預期稅務審核事宜之責任。倘該等事宜之最終稅務結果有別於原來所入賬數額，則該差額會影響釐定期間之所得稅及遞延稅項撥備。

(c) 投資物業公平值估算

公平值的最佳憑證為同類租賃或其他合約於活躍市場之現行價格或獨立估值師行每年進行的估值。本集團的投資物業按年終的專業估值入賬。

4.2 應用公司會計政策之重大判斷

分辨投資物業與業主自用物業

本集團釐定一項物業是否符合投資物業的規定。在作出判斷時，本集團會考慮物業能否產生大致上獨立於公司所持之其他資產的現金流量。業主自用物業所產生的現金流量不僅來自物業本身，亦來自生產或供應過程中所使用的其他資產。

若干物業的其中一部份持作收取租金或作資本升值，而另外一部份則持作生產或供應貨品或服務或行政之用。倘此等部份可獨立出售(或根據融資租賃獨立出租)，則本集團會將該等部份分開入賬。倘物業部份未能獨立出售，僅在持作生產或供應貨品或服務或作行政用途所佔比例並非重大時，方會將物業列作投資物業入賬。釐定配套服務的重大程度是否足以使物業不符合列作投資物業的資格涉及判斷。本集團在作判斷時會個別考慮各物業。

5　銷售及分部資料

本集團擁有及營運酒店與相關物業，並提供酒店管理及相關服務。年內確認之銷售額如下：

	二零零六年 *千美元*	二零零五年 *千美元*
銷售額		
酒店營運：		
房租	514,471	430,897
餐飲銷售	376,846	316,954
提供配套服務	69,524	59,062
酒店管理及相關服務費	20,766	16,444
物業租賃	21,285	18,646
	1,002,892	842,003

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－	擁有、營運及管理酒店
中國國內	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
菲律賓	－	擁有、營運及管理酒店
新加坡	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
泰國	－	擁有、營運及管理酒店
	－	擁有及出租辦公室、商舖及服務式公寓
馬來西亞	－	擁有、營運及管理酒店、擁有及營運高爾夫球會所
	－	擁有及出租辦公室、商舖及服務式公寓
其他國家	－	擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－	擁有及經營酒店業務
酒店管理	－	提供酒店管理及相關服務
物業租賃	－	擁有及出租辦公室、商舖及服務式公寓

主要報告形式－地區分部

分部收益表

截至二零零六年十二月三十一日止年度（百萬美元）

	中華人民共和國								
	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	212.8	334.5	124.3	140.5	54.3	91.6	44.9	–	1,002.9
內部分部間銷售	6.9	19.1	7.8	3.8	2.6	2.6	0.9	(43.7)	–
合計	219.7	353.6	132.1	144.3	56.9	94.2	45.8	(43.7)	1,002.9
業績									
分部業績	14.6	80.0	23.8	38.7	20.4	18.2	14.2	–	209.9
利息收入									7.9
股息收入									0.9
持作交易用途之金融資產之已實現及未實現收益淨額									21.0
投資物業公平值收益									51.5
衍生金融工具公平值虧損－利率掉期合約									(10.4)
未分配企業支出									(14.8)
來自附屬公司及一家聯營公司之股息再投資之退稅									7.6
收購一家附屬公司額外權益之資產淨值超逾成本之差額									0.7
商譽減值									(1.0)
經營溢利									273.3
融資費用									(32.5)
應佔聯營公司溢利	0.2	38.7	–	3.6	–	–	(0.5)	–	42.0
未計所得稅前溢利									282.8
物業、廠房及設備折舊	(14.0)	(48.4)	(19.5)	(12.5)	(9.0)	(8.2)	(3.3)	–	(114.9)
租賃土地及土地使用權攤銷	(1.9)	(5.8)	–	(0.2)	–	(0.3)	(0.3)	–	(8.5)
資本開支（不包括無形資產）	12.3	275.6	32.9	14.1	18.4	28.6	156.2	–	538.1

內部分部間銷售或交易乃按一般商業條款及同樣適用於無關聯第三方之條件訂立。

分部資產負債表

於二零零六年十二月三十一日(百萬美元)

	中華人民共和國								
	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
於聯營公司之權益	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
未分配資產									103.8
無形資產									87.7
總資產									5,075.7
分部負債	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
未分配負債									(1,820.4)
總負債									(2,100.4)

分部收益表

截至二零零五年十二月三十一日止年度（百萬美元）

	中華人民共和國								
	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	182.0	266.5	104.3	120.1	49.3	74.6	45.2	–	842.0
內部分部間銷售	5.5	12.1	6.1	3.0	2.7	2.2	1.1	(32.7)	–
總額	187.5	278.6	110.4	123.1	52.0	76.8	46.3	(32.7)	842.0
業績									
分部業績	9.0	50.6	18.5	32.3	19.0	13.1	15.8	–	158.3
利息收入									4.9
股息收入									1.0
持作交易用途之金融資產之已實現及未實現收益淨額									7.5
投資物業公平值收益									26.4
衍生金融工具公平值收益－利率掉期合約									3.5
未分配企業支出									(13.5)
來自一家聯營公司之股息再投資退稅									0.5
出售聯營公司之虧損									(2.9)
出售附屬公司部份權益之收益									0.3
出售一家酒店之收益									2.4
經營溢利									188.4
融資費用									(32.9)
應佔聯營公司溢利	–	59.2	–	3.9	–	1.5	(0.3)	–	64.3
未計所得稅前溢利									219.8
物業、廠房及設備折舊	(13.1)	(42.8)	(17.0)	(11.5)	(7.5)	(9.3)	(3.3)	–	(104.5)
租賃土地及土地使用權攤銷	(1.9)	(5.3)	–	(0.6)	–	(0.3)	(0.3)	–	(8.4)
資本開支（不包括無形資產）	17.3	201.3	30.4	5.2	5.3	9.8	14.0	–	283.3

分部資產負債表

於二零零五年十二月三十一日（百萬美元）

	中華人民共和國								
	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
於聯營公司之權益	–	669.7	–	62.7	–	23.3	34.8	–	790.5
未分配資產									83.3
無形資產									86.7
總資產									4,263.1
分部負債	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
未分配負債									(1,400.0)
總負債									(1,632.9)

次要報告形式－業務分部

截至二零零六年十二月三十一日止年度／於二零零六年十二月三十一日（百萬美元）

	銷售額	分部業績	總資產	資本開支
酒店經營				
－房租	514.5			
－餐飲銷售	376.8			
－提供配套服務	69.5			
	960.8	197.3	3,422.2	531.7
酒店管理	64.5	5.1	48.9	3.6
物業租賃	21.3	7.5	505.7	2.8
抵銷	(43.7)	–	(16.9)	–
	1,002.9	209.9	3,959.9	538.1
於聯營公司之權益			924.3	–
未分配資產			103.8	–
無形資產			87.7	–
總額			5,075.7	538.1

截至二零零五年十二月三十一日止年度／於二零零五年十二月三十一日（百萬美元）

	銷售額	分部業績	總資產	資本開支
酒店經營				
－房租	430.9			
－餐飲銷售	317.0			
－提供配套服務	59.1			
	807.0	153.6	2,861.2	281.1
酒店管理	49.1	(1.7)	38.9	2.1
物業租賃	18.6	6.4	418.8	0.1
抵銷	(32.7)	–	(16.3)	–
	842.0	158.3	3,302.6	283.3
於聯營公司之權益			790.5	–
未分配資產			83.3	–
無形資產			86.7	–
總額			4,263.1	283.3

6　物業、廠房及設備

本集團

	永久業權土地及樓宇 千美元	汽車及機器 千美元	傢俬、固定裝置及設備 千美元	發展中物業 千美元	總額 千美元
於二零零五年一月一日					
成本	2,244,331	126,695	391,300	128,348	2,890,674
累計折舊	(563,625)	(81,607)	(259,028)	–	(904,260)
賬面淨值	1,680,706	45,088	132,272	128,348	1,986,414
截至二零零五年十二月三十一日止年度					
年初賬面淨值	1,680,706	45,088	132,272	128,348	1,986,414
匯兑差額	892	(910)	740	2,149	2,871
添置	101,525	22,286	48,702	107,107	279,620
出售	(4,763)	(738)	(2,753)	(603)	(8,857)
轉撥	55,918	4,511	16,698	(77,127)	–
折舊	(58,569)	(16,124)	(29,952)	–	(104,645)
年終賬面淨值	1,775,709	54,113	165,707	159,874	2,155,403
於二零零五年十二月三十一日					
成本	2,395,964	140,349	439,513	159,874	3,135,700
累計折舊	(620,255)	(86,236)	(273,806)	–	(980,297)
賬面淨值	1,775,709	54,113	165,707	159,874	2,155,403
於二零零六年十二月三十一日					
年初賬面淨值	1,775,709	54,113	165,707	159,874	2,155,403
匯兑差額	86,924	2,923	5,111	6,693	101,651
添置	78,853	6,380	31,066	413,448	529,747
出售	(5,555)	(136)	(2,668)	(3,304)	(11,663)
轉撥	42,536	1,703	27,294	(71,533)	–
折舊	(62,268)	(14,016)	(38,993)	–	(115,277)
年終賬面淨值	1,916,199	50,967	187,517	505,178	2,659,861
於二零零六年十二月三十一日					
成本	2,628,248	153,757	489,222	505,178	3,776,405
累計折舊	(712,049)	(102,790)	(301,705)	–	(1,116,544)
賬面淨值	1,916,199	50,967	187,517	505,178	2,659,861

(a)　二零零六年及二零零五年之所有折舊支出(扣除資本化金額)已計入其他經營開支。

(b)　銀行借款由若干年終賬面淨值為70,000美元(二零零五年：93,000美元)之汽車作為擔保(附註19)。

(c)　樓宇主要包括酒店物業。本公司附屬公司之酒店物業詳情載於附註40(a)。

(d)　發展中物業包括翻新若干酒店物業相關之在建工程。

(e)　本公司物業、廠房及設備之變動詳情如下：

	傢俬、裝置及設備	汽車	總額
	千美元	千美元	千美元
於二零零五年一月一日			
成本	808	221	1,029
累計折舊	(770)	(184)	(954)
賬面淨值	38	37	75
截至二零零五年十二月三十一日止年度			
年初賬面淨值	38	37	75
添置	26	–	26
折舊	(24)	(27)	(51)
年終賬面淨值	40	10	50
於二零零五年十二月三十一日			
成本	834	221	1,055
累計折舊	(794)	(211)	(1,005)
賬面淨值	40	10	50
截至二零零六年十二月三十一日止年度			
年初賬面淨值	40	10	50
添置	9	–	9
折舊	(23)	(10)	(33)
年終賬面淨值	26	–	26
於二零零六年十二月三十一日			
成本	843	221	1,064
累計折舊	(817)	(221)	(1,038)
賬面淨值	26	–	26

7　投資物業

	二零零六年 千美元	二零零五年 千美元
於一月一日	353,159	407,291
匯兌差額	23,140	(1,933)
添置	2,862	114
透過出售一家附屬公司部份權益而出售 *(附註35)*	–	(78,319)
其他出售	(1,871)	(404)
重新分類為按金	(43,668)	–
公平值收益(計入其他收益－淨值) *(附註26)*	51,503	26,410
於十二月三十一日	385,125	353,159

(a)　投資物業於二零零六年十二月三十一日由獨立專業合資格估值師根據該等物業按現時用途作為全面經營實體之市值而作重新估值。

(b)　投資物業之公平值包括：

	二零零六年 千美元	二零零五年 千美元
香港以外，按下列方式持有：		
永久業權	335,048	261,502
介乎10至50年之租賃	50,077	91,657
	385,125	353,159

(c)　本公司附屬公司之投資物業詳情載於附註41(a)。

8　租賃土地及土地使用權

	二零零六年 千美元	二零零五年 千美元
於一月一日		
成本	451,681	447,816
累計攤銷	(76,538)	(68,300)
賬面淨值	375,143	379,516
年初賬面淨值	375,143	379,516
匯兌差額	8,944	4,228
添置	5,534	3,585
出售	–	(3,799)
攤銷預付經營租賃租金	(8,479)	(8,387)
年終賬面淨值	381,142	375,143
於十二月三十一日		
成本	467,277	451,681
累計折舊	(86,135)	(76,538)
賬面淨值	381,142	375,143

二零零六年及二零零五年之所有攤銷支出已計入其他經營開支。

本集團於租賃土地及土地使用權之權益即預付經營租賃租金及其賬面淨值，分析如下：

	二零零六年 千美元	二零零五年 千美元
於香港，按下列方式持有：		
介乎10至50年之租賃	85,266	87,205
香港以外，按下列方式持有：		
50年以上之租賃	84,824	79,995
介乎10至50年之租賃	211,052	207,943
	381,142	375,143

9　無形資產

	商譽 千美元	商標及特許權 千美元	網站開發 千美元	總額 千美元
於二零零五年一月一日				
成本	75,424	–	–	75,424
累計攤銷	–	–	–	–
賬面淨值	75,424	–	–	75,424
截至二零零五年十二月三十一日止年度				
年初賬面淨值	75,424	–	–	75,424
添置	1,393	10,000	–	11,393
攤銷支出	–	(125)	–	(125)
年終賬面淨值	76,817	9,875	–	86,692
於二零零五年十二月三十一日				
成本	76,817	10,000	–	86,817
累計攤銷	–	(125)	–	(125)
賬面淨值	76,817	9,875	–	86,692
截至二零零六年十二月三十一日止年度				
年初賬面淨值	76,817	9,875	–	86,692
添置	–	958	1,625	2,583
減值	(1,026)	–	–	(1,026)
攤銷支出	–	(540)	–	(540)
年終賬面淨值	75,791	10,293	1,625	87,709
於二零零六年十二月三十一日				
成本	75,791	10,958	1,625	88,374
累計攤銷	–	(665)	–	(665)
賬面淨值	75,791	10,293	1,625	87,709

商譽主要部份為收購酒店管理集團SLIM International Limited之成本超出所收購可識別淨資產公平值之數額。由於酒店營運與酒店管理小組合併產生協同效益，商譽減值乃根據該等小組所產生之未來現金流量作出評估。以本集團之整體表現衡量，並不需要作出減值虧損撥備。

年內，於收購一家附屬公司時已就所產生之商譽作出減值虧損撥備，有關撥備已計入收益表內其他收益－淨額項下。

10 於附屬公司之投資及附屬公司欠款

	二零零六年 *千美元*	二零零五年 *千美元*
本公司		
投資，按成本		
非上市股份	1,701,304	1,698,370
權益貸款	552,431	554,398
	2,253,735	2,252,768

權益貸款為無抵押，免息且無固定還款期。

(a) 附屬公司欠款

	二零零六年 *千美元*	二零零五年 *千美元*
非流動	56,700	70,875
流動	361,196	328,810
	417,896	399,685

非流動結餘包括：

	二零零六年 *千美元*	二零零五年 *千美元*
按以下基準計算之利息：		
－自二零零六年一月一日起年利率為香港銀行同業拆息加1%並有固定還款期	56,700	70,875

流動結餘包括：

	二零零六年 *千美元*	二零零五年 *千美元*
按以下基準計算之利息：		
－年利率為香港銀行同業拆息加1%並有固定還款期	7,088	3,120
免息並於要求時償還	354,108	325,690
	361,196	328,810

附屬公司欠款為無抵押。

(b) 於二零零六年及二零零五年十二月三十一日，欠附屬公司之款項為無抵押，免息並須於要求時償還。

(c) 主要附屬公司詳情載於附註39(a)。

11 於聯營公司之權益及聯營公司欠款

	二零零六年 *千美元*	二零零五年 *千美元*
於聯營公司之權益		
於一月一日	607,897	517,948
應佔聯營公司業績		
一除税前溢利	74,212	95,361
一税項	(32,255)	(31,044)
	41,957	64,317
匯兑差額	28,868	803
收購聯營公司	–	42,388
向聯營公司注資	64,528	–
聯營公司宣派股息	(34,612)	(37,153)
出售一家附屬公司部份權益 *(附註35)*	–	36,860
出售聯營公司權益	–	(17,266)
根據權益法計算於聯營公司之投資	708,638	607,897
權益貸款*(a)*	149,481	128,804
其他長期股東貸款*(b)*	66,137	53,765
	924,256	790,466

附註：

(a) 權益貸款為無抵押、免息且無固定還款期。

(b) 其他長期股東貸款按以下利率計息：

	二零零六年 *千美元*	二零零五年 *千美元*
一香港銀行同業拆息加2%之年利率	19,727	9,769
一新加坡銀行同業拆息加0.217%之年利率	11,863	11,983
一年利率1.25%	34,547	32,013
	66,137	53,765

除授予兩家聯營公司之19,727,000美元貸款（二零零五年：一家聯營公司之貸款為4,110,000美元）須於二零一五年十二月三十一日悉數償還外，其他長期股東貸款均為無抵押及無固定還款期。

(c) 聯營公司欠款為無抵押、免息及須於一年內償還。

(d) 本集團於其聯營公司之權益均為非上市權益，已根據香港會計準則28「於聯營公司之投資」作出適當調整使之與本集團會計政策一致，有關詳情如下：

名稱	已繳資本 千美元	註冊成立之國家	資產 千美元	負債 千美元	收益 千美元	溢利／(虧損) 千美元	持有權益百分比
二零零六年							
中國國際貿易中心有限公司	240,000	中華人民共和國	867,201	420,940	104,562	18,751	50
其他	–	–	629,035	151,040	113,721	23,206	–
			1,496,236	571,980	218,283	41,957	
二零零五年							
中國國際貿易中心有限公司	240,000	中華人民共和國	764,909	329,515	95,735	39,815	50
其他	–	–	486,794	131,722	106,223	24,502	–
			1,251,703	461,237	201,958	64,317	

12 可供出售之金融資產

	二零零六年 千美元	二零零五年 千美元
權益證券：		
海外非上市股份，按成本	1,916	1,916
－匯兑差額	83	(175)
－減值虧損撥備	–	(319)
	1,999	1,422
會所債券，按公平值	2,053	–
	4,052	1,422

13 其他應收款

	二零零六年 千美元	二零零五年 千美元
貸款予一家被管理酒店	3,923	3,522

貸款為根據酒店管理協議規定授予一家位於澳洲由獨立第三者所擁有之被管理酒店之貸款。該等貸款以該酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元(相等於1,581,000美元)之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。

於首次確認免息部份時計算公平值而使用之實際利率為年利率5.74%。

14　應收賬項、預付款項及按金

	二零零六年	二零零五年
	千美元	*千美元*
貿易應收款	57,605	43,294
預付款項及按金	113,346	30,579
應收賬項	34,677	17,801
出售一家附屬公司部份權益之應收代價 *(附註35)*	–	39,488
	205,628	131,162

(a)　貿易及其他應收款之公平值與賬面值並無重大差異。

(b)　本集團之銷售主要以信用卡或按金作為付款形式，其餘數額一般有30日付款信貸期。本集團訂有明確之信貸政策。貿易應收款之賬齡分析如下：

	二零零六年	二零零五年
	千美元	*千美元*
0－3個月	54,775	40,755
4－6個月	1,945	1,495
6個月以上	885	1,044
	57,605	43,294

由於本集團擁有眾多客戶分佈在世界各地，故本集團之貿易應收款概無信貸集中風險。

15　持作交易用途之金融資產

	二零零六年	二零零五年
	千美元	*千美元*
權益證券，按市值		
於香港上市之股份	48,279	35,829
於香港以外上市之股份	1,815	1,941
	50,094	37,770

於香港上市之權益證券包括由泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司所持賬面值為28,114,000美元（二零零五年十二月三十一日：19,726,000美元）之本公司10,867,055股（二零零五年十二月三十一日：11,805,055股）普通股股份。該等股份佔本公司於二零零六年十二月三十一日已發行股本約0.4%（二零零五年十二月三十一日：0.5%），乃由SHPCL之一家全資附屬公司於本公司在一九九九年年底購入其控股權益前所持有。本公司已承諾致力促使SHPCL有秩序地按市場情況出售全部該等股份予獨立人士。於二零零六年，上述SHPCL之附屬公司將其擁有本公司之938,000股股份於香港聯合交易所有限公司出售。鑑於該等股份屬臨時持有性質，該等股份於財務報表中被列為持作交易用途之金融資產。

16 現金及現金等價

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千美元	*千美元*	*千美元*	*千美元*
銀行及手頭現金	130,622	125,522	762	292
短期銀行存款	199,539	150,552	28,816	15,816
	330,161	276,074	29,578	16,108

短期銀行存款之實際利率為4.0%(二零零五年：3.2%)，該等存款之平均到期日為30日。

就現金流量報表而言，現金及銀行透支包括下列各項：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千美元	*千美元*	*千美元*	*千美元*
現金及現金等價	330,161	276,074	29,578	16,108
銀行透支 *(附註19)*	(112)	(9,089)	–	–
	330,049	266,985	29,578	16,108

17 股本

		金額		
	股份數目	普通股股份	股份溢價	總額
	(千股)	*千美元*	*千美元*	*千美元*
法定股本				
－每股面值1港元之普通股股份				
於二零零五年十二月三十一日及二零零六年十二月三十一日	5,000,000	646,496	–	646,496
已發行及繳足股本				
－每股面值1港元之普通股股份				
於二零零六年一月一日	2,527,439	326,377	854,740	1,181,117
行使購股權				
－配發股份 *(附註(a))*	8,135	1,050	8,592	9,642
－轉撥自購股權儲備	–	–	863	863
可換股債券轉換時發行股份 *(附註(b))*	25,179	3,249	29,939	33,188
於二零零六年十二月三十一日	2,560,753	330,676	894,134	1,224,810
於二零零五年一月一日	2,404,292	310,588	719,011	1,029,599
行使購股權時配發股份 *(附註(a))*	5,929	760	5,131	5,891
可換股債券轉換時發行股份 *(附註(b))*	117,218	15,029	130,598	145,627
於二零零五年十二月三十一日	2,527,439	326,377	854,740	1,181,117

(a) 本公司購股權持有人已行使下列根據行政人員購股權計劃及新購股權計劃按不同行使價授出之購股權股份：

	所發行購股權股份數目					
	按每股購股權股份8.26港元	按每股購股權股份8.82港元	按每股購股權股份8.18港元	按每股購股權股份6.81港元	按每股購股權股份11.60港元	總代價 *千美元*
於二零零六年						
二月	–	–	–	60,000	–	53
五月	1,141,099	570,538	600,000	150,000	1,061,000	4,219
六月	414,000	60,000	–	–	280,000	929
七月	1,445	540,848	–	150,000	225,000	1,085
八月	87,084	116,293	67,921	–	24,000	333
九月	85,421	–	–	300,000	270,000	759
十月	448,207	639,611	359,011	–	182,000	1,857
十一月	–	–	–	–	60,000	90
十二月	44,000	69,366	–	–	128,000	317
截至二零零六年十二月三十一日止年度	2,221,256	1,996,656	1,026,932	660,000	2,230,000	9,642
於二零零五年						
一月	232,224	204,439	203,763	1,284,000	–	1,813
二月	–	163,821	–	380,000	–	517
三月	127,084	96,911	–	152,000	–	377
四月	–	96,911	–	398,000	–	457
五月	800,000	–	–	–	–	847
六月	180,000	–	67,921	113,000	–	361
七月	290,280	387,644	–	150,000	–	877
八月	233,196	77,528	–	–	–	335
九月	290,280	–	–	–	–	307
截至二零零五年十二月三十一日止年度	2,153,064	1,027,254	271,684	2,477,000	–	5,891

緊接購股權獲行使日期前之股份加權平均收市價為15.46港元（二零零五年：11.68港元）。

(b) 年內，下列由本公司一家全資附屬公司發行之可換股債券(附註20)已由債券持有人按換股價每股9.25港元轉換為本公司普通股股份，並已發行下列普通股股份：

普通股股份發行日期	可換股債券之面值 千美元	已發行新普通股股份數目
二零零六年一月	1,000	843,243
二零零六年二月	400	337,296
二零零六年三月	1,000	843,243
二零零六年五月	975	822,159
二零零六年六月	275	231,891
二零零六年七月	1,454	1,226,072
二零零六年八月	596	502,572
二零零六年九月	4,092	3,450,551
二零零六年十二月	20,068	16,922,203
	29,860	25,179,230

面值5,000,000美元之可換股債券於二零零六年十二月被轉換，並就此於二零零六年十二月三十一日後發行4,216,216股普通股股份。

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於或高於授出購股權當日股份之收市價。董事及僱員於完成一年服務(歸屬期)時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下：

	截至二零零六年十二月三十一日止年度		截至二零零五年十二月三十一日止年度	
	每股購股權股份之平均行使價(港元)	購股權股份數目	每股購股權股份之平均行使價(港元)	購股權股份數目
於一月一日	10.26	29,023,876	8.00	17,312,433
已授出	14.60	7,080,000	11.60	18,150,000
已行使	9.19	(8,134,844)	7.75	(5,929,002)
已失效	11.12	(827,500)	10.32	(509,555)
於十二月三十一日	11.69	27,141,532	10.26	29,023,876

於年末尚未行使之購股權股份之屆滿日及行使價如下：

到期日	每股購股權股份行使價（港元）	購股權股份數目 二零零六年十二月三十一日	購股權股份數目 二零零五年十二月三十一日
行政人員購股權計劃			
二零零八年四月三十日	8.26	1,465,456	3,686,712
二零一零年一月十四日	8.82	1,686,244	3,682,900
二零一一年一月十四日	8.18	467,332	1,494,264
		3,619,032	8,863,876
新購股權計劃			
二零零七年六月三十日	11.60	200,000	–
二零零七年六月三十日	14.60	37,500	–
二零零八年五月二日	11.60	50,000	–
二零一二年五月二十八日	6.81	1,540,000	2,340,000
二零一五年四月二十七日	11.60	14,745,000	17,820,000
二零一六年六月十五日	14.60	6,950,000	–
		23,522,500	20,160,000

於截至二零零六年十二月三十一日止年度授出之每份購股權之公平值，透過使用Black-Scholes估值模式釐定為4.69港元（截至二零零五年十二月三十一日止年度：3.0港元）。對該模式之主要輸入為於授出日期股份價格14.65港元、上文所示之行使價、預期股份價格回報之標準差為33.98%、預期購股權年期為5年、預期股息收益率1.74%及無風險年利率4.682%。預期股份價格回報之標準差浮動乃按與過去兩年半相較之每日股份價格統計分析計算得出。

根據兩項購股權計劃之條款，每股行使價為8.26港元、8.18港元、6.81港元及11.60港元，分別可認購327,084股、252,278股、110,000股及401,000股股份之購股權已於二零零六年十二月三十一日後至本財務報表核准日止獲行使。每股行使價為11.60港元及14.60港元，分別可認購50,000股及40,000股股份之購股權已於二零零六年十二月三十一日後至本財務報表核准日止失效。

18 其他儲備

	購股權	可換股債券	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
本集團								
於二零零五年一月一日結餘	–	20,075	10,666	(74,790)	601,490	1,368	389,741	948,550
貨幣匯兑差額	–	–	–	2,504	–	–	–	2,504
可換股債券轉換時發行股份								
－權益部份	–	(13,953)	–	–	–	–	–	(13,953)
授予購股權	3,468	–	–	–	–	–	–	3,468
於二零零五年十二月三十一日及二零零六年一月一日結餘	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
貨幣匯兑差額	–	–	–	147,552	–	–	–	147,552
可換股債券轉換時發行股份								
－權益部份	–	(3,499)	–	–	–	–	–	(3,499)
授予購股權	4,415	–	–	–	–	–	–	4,415
行使購股權－轉撥至股份溢價	(863)	–	–	–	–	–	–	(863)
於二零零六年十二月三十一日結餘	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
本公司								
於二零零五年一月一日結餘	–	–	10,666	–	–	–	1,524,231	1,534,897
授予購股權	3,468	–	–	–	–	–	–	3,468
於二零零五年十二月三十一日及二零零六年一月一日結餘	3,468	–	10,666	–	–	–	1,524,231	1,538,365
授予購股權股份	4,415	–	–	–	–	–	–	4,415
行使購股權－轉撥至股份溢價	(863)	–	–	–	–	–	–	(863)
於二零零六年十二月三十一日結餘	7,020	–	10,666	–	–	–	1,524,231	1,541,917

(a)　一家附屬公司按當地法例規定須將其每年純利之若干百分比撥為其他儲備，直至有關儲備達至其註冊股本之10%為止。此等儲備不得作為股息分派用途。

(b) 本公司之繳入盈餘乃因本公司為交換所收購公司之股份而發行股份所產生，此乃為本公司已發行股份之面值與所收購公司資產淨值之差額。根據百慕達1981年公司法（經修訂），該繳入盈餘可分派予股東。在本集團層面上，繳入盈餘已重新分類歸入相關附屬公司之有關儲備項目內（如適用）。

(c) 於二零零六年十二月三十一日，本集團之可供分派儲備包括：

	二零零六年 *千美元*	二零零五年 *千美元*
本公司		
可供分派之保留盈利	81,684	41,760
繳入盈餘	1,524,231	1,524,231
	1,605,915	1,565,991
附屬公司 *(附註(i)及(ii))*		
可供分派之保留盈利	649,568	549,586
聯營公司 *(附註(i)及(ii))*		
可供分派之保留盈利	142,940	162,122

附註：

(i) 附屬公司及聯營公司之可供分派保留盈利乃為該等公司法定財務報表所列之相應可供分派保留盈利（經扣除適當預扣稅）。

(ii) 本集團財務報表所包括若干附屬公司及聯營公司之保留盈利，與該等公司法定財務報表內可分派之保留盈利兩者間存在差異，因前者已為符合本集團之會計政策而作出調整。

19 銀行貸款及透支

	二零零六年 *千美元*	二零零五年 *千美元*
透支－無抵押 *(附註16)*	112	9,089
銀行貸款－有抵押 *(附註6(b))*	3	36
銀行貸款－無抵押	1,522,486	1,074,728
	1,522,601	1,083,853

銀行貸款及透支到期情況如下：

	二零零六年 *千美元*	二零零五年 *千美元*
1年內	42,888	152,644
第1年至第2年間	162,261	407,422
第2年至第5年間	1,317,452	509,806
須於5年內悉數償還	1,522,601	1,069,872
5年後	－	13,981
	1,522,601	1,083,853

於二零零六年，本集團以較低息成本訂立新借款協議，為一年內到期之部份貸款再融資。

於資產負債表結算日之實際利率如下：

	二零零六年十二月三十一日					二零零五年十二月三十一日				
	港元	人民幣	馬元	美元	新加坡元	港元	人民幣	馬元	美元	泰銖
銀行透支	–	–	6.80%	–	–	–	–	6.50%	–	6.75%
銀行借款	4.26%	5.64%	4.31%	5.80%	3.63%	4.49%	5.49%	3.74%	4.7%	–

銀行貸款及透支之賬面值貼近其公平值，其貨幣面額如下：

	二零零六年	二零零五年
	千美元	*千美元*
港元	1,113,092	897,481
人民幣	40,538	47,261
馬元	49,926	36,034
新加坡元	3,245	–
美元	315,800	103,031
泰銖	–	46
	1,522,601	1,083,853

本集團有下列尚未提取備用借款：

	二零零六年	二零零五年
	千美元	*千美元*
浮息		
一於1年內到期	148,817	158,711
一於1年後到期	768,767	482,173
定息		
一於1年內到期	24,828	4,873
一於1年後到期	45,069	46,679
	987,481	692,436

於二零零六年十二月三十一日，於一年後到期之尚未提取備用浮息借款800,000,000泰銖(二零零五年十二月三十一日：800,000,000泰銖)，由一幅賬面淨值6,910,000美元(二零零五年十二月三十一日：6,040,000美元)之永久業權土地作抵押。

20　可換股債券

於二零零四年三月十五日，本公司之一家全資附屬公司以初步換股價每股本公司普通股股份9.25港元(可予調整)發行本金總額為200,000,000美元於二零零九年三月(「到期日」)到期之零息附擔保可換股債券。除非提早被贖回、兌換或購回而註銷，否則該等債券將於到期日按本金額之114.633%贖回。

負債部份及權益轉換部份之公平值於債券發行時釐定。

負債部份之公平值(包括於長期貸款中)，乃根據相同類別之非可換股債券之市場利率計算。餘額反映權益轉換部份之價值，包括於股東權益中之其他儲備內(附註18)。

於資產負債表中確認之可換股債券計算方法如下：

	二零零六年 千美元	二零零五年 千美元
於二零零四年三月十五日發行之可換股債券面值	200,000	200,000
發行開支	(3,185)	(3,185)
權益部份	(20,075)	(20,075)
於二零零四年三月十五日初步確認之負債部份	176,740	176,740
累計利息開支 *(附註29)*	16,918	14,100
轉換為本公司普通股股份之金額	(166,954)	(131,674)
負債部份	26,704	59,166

於二零零六年十二月三十一日尚未轉換之債券之面值為26,132,000美元。負債部份之賬面值以現金流量按5.27%之實際借款年利率折算。於二零零六年十二月三十一日負債部份之公平值為26,393,000美元，以現金流量按5.91%之借款利率折算。

年內，面值為34,860,000美元之可換股債券已被轉換及25,179,230股本公司普通股股份已於年內配發（附註17(b)），而4,216,216股普通股股份已於二零零六年十二月三十一日後配發。

於二零零六年十二月三十一日後及直至本財務報表核准日，債券持有人已遞交轉換通知及面值為16,932,000美元之可換股債券已轉換為14,277,794股本公司普通股股份。

21　衍生金融工具

	二零零六年 千美元	二零零五年 千美元
負債		
利率掉期合約－非對沖	11,765	1,531
減：利率掉期合約流動部份	–	(232)
非流動部份	11,765	1,299
資產		
利率掉期合約非流動部份－非對沖	(1,458)	–
負債淨值	10,307	1,299

於二零零六年十二月三十一日未償還香港銀行同業拆息及倫敦銀行同業拆息之利率掉期合約之名義本金總額分別為4,460,000,000港元及100,000,000美元（二零零五年十二月三十一日：分別為4,360,000,000港元及100,000,000美元）。

於二零零六年十二月三十一日，固定年利率介乎4.335%至4.70%（二零零五年十二月三十一日：4.335%至5.29%）。

22　少數股東權益及少數股東結餘

	二零零六年 千美元	二零零五年 千美元
少數股東權益		
股份權益	214,240	190,808
權益貸款*(a)*	61,905	58,369
	276,145	249,177

附註：

(a)　權益貸款為無抵押及無固定還款期，並按下列利率計息：

	二零零六年 千美元	二零零五年 千美元
－年利率2.5%	11,564	11,681
－倫敦銀行同業拆息加1%之年利率	2,480	－
－免息	47,861	46,688
	61,905	58,369

(b)　應付少數股東款項(非流動部份)為無抵押，並按下列條款償還：

	二零零六年 千美元	二零零五年 千美元
－香港銀行同業拆息加1%之年利率，於二零零六年一月一日生效，無固定還款期	－	17,719
－香港銀行同業拆息加1%之年利率，須於二零一五年六月三十日悉數償還	14,175	－
－倫敦銀行同業拆息加2.5%之年利率，須於二零一五年六月三十日悉數償還	676	651
－年利率6%，須於二零一五年十二月三十一日悉數償還	－	2,169
	14,851	20,539

(c)　應付少數股東款項(流動部份)為無抵押，並按下列條款償還：

	二零零六年 千美元	二零零五年 千美元
－香港銀行同業拆息加1%之年利率，須於二零零六年六月三十日悉數償還	－	780
－香港銀行同業拆息加1%之年利率，須於二零一五年六月三十日悉數償還	1,772	－
－免息及無固定還款期	13,816	17,777
	15,588	18,557

23 遞延所得税

在香港經營之附屬公司之遞延所得税資產及負債根據負債法以基本税率17.5%（二零零五年：17.5%）所產生之一切暫時差額作全數計算。海外附屬公司之遞延所得税資產及負債乃按有關附屬公司經營之國家之適用税率計算。

遞延所得税賬目之變動如下：

	二零零六年 *千美元*	二零零五年 *千美元*
於一月一日	197,046	183,541
匯兑差額	5,086	(1,198)
扣除自收益表之遞延税項（*附註31*）	9,254	14,703
於十二月三十一日	211,386	197,046

遞延所得税資產僅在可能透過未來應課税溢利實現有關税項利益時就結轉之税項虧損予以確認。於二零零六年十二月三十一日，本集團有以下未確認税項虧損可結轉用以抵銷未來應課税收入：

	二零零六年 *千美元*	二零零五年 *千美元*
無屆滿日	4,114	8,848
於未來5年內失效	14,239	42,942
	18,353	51,790

年內遞延所得税資產及負債（於抵銷在相同税項司法權區內結餘前）之變動如下：

遞延所得税負債	**加速税項折舊**		**物業估值盈餘**		**股息預扣税**		**總計**	
	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*
於一月一日	181,301	175,641	7,391	1,807	16,407	14,743	205,099	192,191
扣除自收益表	1,485	6,665	25	5,584	2,878	1,857	4,388	14,106
匯兑差額	5,132	(1,005)	78	–	315	(193)	5,525	(1,198)
於十二月三十一日	187,918	181,301	7,494	7,391	19,600	16,407	215,012	205,099

遞延所得税資產	**資產撥備**		**税項虧損**		**其他**		**總計**	
	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*	二零零六年 *千美元*	二零零五年 *千美元*
於一月一日	–	–	(1,084)	(2,215)	(6,969)	(6,435)	(8,053)	(8,650)
扣除自／（計入）收益表	(588)	–	1,001	1,135	4,453	(538)	4,866	597
匯兑差額	(11)	–	(45)	(4)	(383)	4	(439)	–
於十二月三十一日	(599)	–	(128)	(1,084)	(2,899)	(6,969)	(3,626)	(8,053)

當有法定權利可將現有稅項資產與現有稅務負債抵銷，而遞延所得之稅額涉及同一財政機關，則可將遞延所得稅資產與負債互相抵銷。在計入適當抵銷後，下列金額在綜合資產負債表內列賬。

	二零零六年 *千美元*	二零零五年 *千美元*
遞延所得稅資產	(555)	(5,179)
遞延所得稅負債	211,941	202,225
	211,386	197,046

24 應付賬項及應計項目

	二零零六年 *千美元*	二零零五年 *千美元*
貿易應付款	48,637	41,738
應付建造成本及應計開支	228,866	190,058
	277,503	231,796

於二零零六年十二月三十一日，貿易應付款之賬齡分析如下：

	二零零六年 *千美元*	二零零五年 *千美元*
0－3個月	46,465	39,066
4－6個月	531	1,195
6個月以上	1,641	1,477
	48,637	41,738

25 按性質劃分之開支

包括於銷售成本、市場推廣成本、行政開支及其他經營開支內之開支分析如下：

	二零零六年 *千美元*	二零零五年 *千美元*
物業、廠房及設備折舊（扣除已資本化金額352,000美元（二零零五年：124,000美元））*（附註6）*	114,925	104,521
租賃土地及土地使用權攤銷 *（附註8）*	8,479	8,387
商標及特許權攤銷 *（附註9）*	540	125
僱員福利開支 *（附註27）*	265,044	228,850
營運中已售或消耗之存貨成本	123,441	104,747
出售固定資產之虧損	4,835	2,492
因酒店翻新而棄置之固定資產	4,194	2,642
授出購股權開支	4,415	3,468
發展中物業之減值虧損	2,758	—
核數師酬金	862	735

26 其他收益－淨額

	二零零六年 千美元	二零零五年 千美元
投資物業公平值收益 *(附註7)*	51,503	26,410
可供出售金融資產減值撥回／(減值虧損)	319	(74)
持作交易用途之金融資產之收益 (已實現及未實現)	21,022	7,494
衍生金融工具公平值(虧損)／收益 －利率掉期合約	(10,413)	3,539
出售聯營公司之虧損	－	(2,925)
出售附屬公司部份權益之收益 *(附註35)*	－	340
出售一家酒店之收益	－	2,389
收購一家附屬公司額外權益之 資產淨值超逾成本之差額	694	－
商譽減值	(1,026)	－
利息收入	7,929	4,940
股息收入	864	1,008
來自附屬公司及一家聯營公司之 股息再投資退稅	7,613	457
其他	1,788	1,165
	80,293	44,743

27 僱員福利開支(不包括董事酬金)

	二零零六年 千美元	二零零五年 千美元
工資及薪金(包括未享用年假)	201,727	178,718
退休金成本	13,518	12,028
其他福利	49,799	38,104
	265,044	228,850

退休金計劃安排

本集團設有及參與若干界定供款和界定福利退休金計劃，主要計劃如下：

本集團所參與之界定供款計劃(包括香港強制性公積金計劃(「強積金」)，惟於中國、新加坡及馬來西亞者除外)要求僱主按僱員基本薪金之5%至10%供款；而若干計劃則准許僱員酌情供款。強積金規定須由香港之僱主及僱員兩方按僱員每月收入總額5%作供款，惟每月供款之最高金額為1,000港元(相等於129美元)。在該等計劃(除強積金外)中，僱主可利用已終止受聘僱員之未歸屬福利以抵銷其日後之供款。該等計劃之資產與本集團之資產分開持有，並由獨立管理基金保管。僱主在本年度內已作此用途及於二零零六年十二月三十一日可供日後抵銷其供款之未歸屬福利金額並不重大。

本集團於中國、新加坡及馬來西亞之附屬公司所參與之界定供款計劃乃分別由中國、新加坡及馬來西亞個別之當地政府管理。供款額按僱員薪金及花紅(如適用)之7%至26%計算，在產生時於損益賬中扣除。根據新加坡政府之規定，本集團於新加坡之附屬公司為每位僱員按其月薪及花紅提供之最高供款額為每月定額585新加坡元(相等於380美元)。本集團於新加坡及馬來西亞之附屬公司之僱員亦須向該基金按彼等總薪金及花紅(如適用)分別供款20%及12%。

設在菲律賓之三家酒店對彼等所有正式僱員採用基金式而非供款式之界定福利退休金計劃。該等計劃之福利按服務年期及僱員最終之最高保障賠償而作出。該計劃規定參與之附屬公司按定期精算調整之數額作定期供款。於二零零六年十二月三十一日，合資格精算師Orlando J. Manalang採用預計單位信貸精算成本法進行精算評估。進行精算評估時採用之主要假設為該等計劃資產每年可賺取收益8%，而薪金則每年增加5%。根據該報告，Makati Shangri-La Hotel & Resort, Inc.、Edsa Shangri-La Hotel & Resort, Inc.及Mactan Shangri-La Hotel & Resort, Inc.分別有未確認精算虧損15,782,000披索（相等於319,000美元）、2,301,000披索（相等於47,000美元）及7,100,000披索（相等於144,000美元）。

根據所有退休金計劃，本年度退休金支出總額（包括就董事）自收益表扣除之支出為13,625,000美元（二零零五年：12,110,000美元）。

28　董事及高層管理人員之酬金

截至二零零六年十二月三十一日止年度，本公司每名董事自本集團收取之薪酬如下：

董事姓名	袍金	薪金	酌情花紅	加盟酬金	其他福利[4]	退休金計劃之僱主供款	董事離職之補償金	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
郭孔鍮先生	201	139	2,581	–	231	8	–	3,160
雷孟成先生	5	–	–	–	–	–	–	5
Giovanni Angelini先生	146	396	3,613	–	201	86	–	4,442
吳士方先生	–	193	250	–	126	8	–	577
郭雯光女士	24	168	266	–	5	3	–	466
何建源先生	52	–	–	–	–	–	–	52
李鏞新先生	19	–	–	–	–	–	–	19
Roberto V. Ongpin先生	19	–	–	–	–	–	–	19
Alexander Reid Hamilton先生	39	–	–	–	–	–	–	39
黃啟民先生[2]	19	–	–	–	–	–	–	19
Timothy David Dattels先生	19	–	–	–	–	–	–	19
何建福先生[1]	–	–	–	–	–	–	–	–
叶龍蜚先生	–	464	774	–	7	2	–	1,247
蘇慶贊先生[3]	19	–	–	–	–	–	–	19

截至二零零五年十二月三十一日止年度，本公司每名董事自本集團收取之薪酬如下：

董事姓名	袍金	薪金	酌情花紅	加盟酬金	其他福利[4]	退休金計劃之僱主供款	董事離職之補償金	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
郭孔鍮先生	–	323	2,571	–	225	8	–	3,127
雷孟成先生	4	–	–	–	–	–	–	4
Giovanni Angelini先生	145	335	3,213	–	186	62	–	3,941
吳士方先生	–	153	223	–	125	8	–	509
郭雯光女士	23	155	142	–	5	3	–	328
何建源先生	46	–	–	–	–	–	–	46
李鏞新先生	19	–	–	–	–	–	–	19
Roberto V. Ongpin先生	19	–	–	–	–	–	–	19
Alexander Reid Hamilton先生	39	–	–	–	–	–	–	39
Timothy David Dattels先生	19	–	–	–	–	–	–	19
何建福先生[1]	–	–	–	–	–	–	–	–
叶龍蜚先生	–	348	643	–	4	1	–	996
蘇慶贊先生[3]	37	–	–	–	–	–	–	37

附註：

(1) 何建福先生乃何建源先生之替任董事。

(2) 黃啟民先生於二零零六年七月一日獲委任為董事。

(3) 蘇慶贊先生於二零零六年七月一日辭任董事。

(4) 其他福利包括房屋津貼、旅遊津貼、醫療保險及保費。根據本公司行政人員購股權計劃及新購股權計劃（附註17），本公司授予董事購股權以供其根據當中規定之條款及條件認購本公司股份。於二零零六年授予董事之購股權股份之公平值計入授出之購股權總開支（附註25）。

截至二零零六年十二月三十一日止年度，授予董事之購股權股份之變動如下：

(i) **根據行政人員購股權計劃**

	授出日期	批次	緊接授出日期前一個營業日之每股收市價	於二零零六年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內已失效購股權股份數目	年內已行使購股權股份數目	於二零零六年十二月三十一日持有之購股權股份數目	每股購股權股份行使價	於行使日每股加權平均收市價超出行使價之差額	可行使期間
			港元						港元	港元	
Giovanni Angelini先生	二零零零年一月十五日	I	8.30	266,505	–	–	(266,505)	–	8.82	6.63	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	8.30	266,505	–	–	(266,505)	–	8.82	6.63	二零零二年一月十五日至二零一零年一月十四日
叶龍蜚先生	二零零一年一月十五日	I	7.80	339,606	–	–	(339,606)	–	8.18	6.62	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	7.80	339,606	–	–	(260,394)	79,212	8.18	6.62	二零零三年一月十五日至二零一一年一月十四日

(ii) 根據新購股權計劃

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零六年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內已失效購股權股份數目	年內已行使購股權股份數目	於二零零六年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
郭孔倫先生	二零零五年四月二十八日	I	11.75	250,000	–	–	(230,000)	20,000	11.60	3.82	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	250,000	–	–	–	250,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	100,000	–	–	100,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	100,000	–	–	100,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零二年五月二十九日	I	6.80	150,000	–	–	(150,000)	–	6.81	9.85	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	150,000	–	–	(150,000)	–	6.81	9.85	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	150,000	–	–	(150,000)	–	11.60	5.06	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	150,000	–	–	–	150,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	60,000	–	–	60,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	60,000	–	–	60,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
Giovanni Angelini先生	二零零五年四月二十八日	I	11.75	500,000	–	–	–	500,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	500,000	–	–	–	500,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	100,000	–	–	100,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	100,000	–	–	100,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
吳士方先生	二零零二年五月二十九日	I	6.80	60,000	–	–	–	60,000	6.81	–	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	60,000	–	–	–	60,000	6.81	–	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	150,000	–	–	–	150,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	150,000	–	–	–	150,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	50,000	–	–	50,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	50,000	–	–	50,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零六年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內已失效購股權股份數目	年內已行使購股權股份數目	於二零零六年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
郭雯光女士	二零零五年四月二十八日	I	11.75	150,000	–	–	–	150,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	150,000	–	–	–	150,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	60,000	–	–	60,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	60,000	–	–	60,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
何建源先生	二零零五年四月二十八日	I	11.75	75,000	–	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	30,000	–	–	30,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	30,000	–	–	30,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
李鼎新先生	二零零二年五月二十九日	I	6.80	75,000	–	–	(75,000)	–	6.81	8.39	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	75,000	–	–	(75,000)	–	6.81	8.39	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	75,000	–	–	(75,000)	–	11.60	3.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	30,000	–	–	30,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	30,000	–	–	30,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
Roberto V. Ongpin先生	二零零五年四月二十八日	I	11.75	75,000	–	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	30,000	–	–	30,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	30,000	–	–	30,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid Hamilton先生	二零零五年四月二十八日	I	11.75	75,000	–	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	30,000	–	–	30,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	30,000	–	–	30,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零六年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內已失效購股權股份數目	年內已行使購股權股份數目	於二零零六年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
Timothy David Dattels先生	二零零五年四月二十八日	I	11.75	75,000	–	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	30,000	–	–	30,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	30,000	–	–	30,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
竹蔭磊先生	二零零二年五月二十九日	II	6.80	150,000	–	–	(150,000)	–	6.81	7.99	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	250,000	–	–	–	250,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	250,000	–	–	–	250,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	14.00	–	100,000	–	–	100,000	14.60	–	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	14.00	–	100,000	–	–	100,000	14.60	–	二零零八年六月十六日至二零一六年六月十五日
蘇慶賢先生	二零零五年四月二十八日	I	11.75	75,000	–	(75,000)	–	–	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	75,000	–	(75,000)	–	–	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日

截至二零零五年十二月三十一日止年度，授予董事之購股權股份之變動如下：

(i)　根據行政人員購股權計劃

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零五年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內轉往其他類別	年內已行使購股權股份數目	於二零零五年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
Giovanni Angelini先生	二零零零年一月十五日	I	8.30	266,505	–	–	–	266,505	8.82	–	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	8.30	266,505	–	–	–	266,505	8.82	–	二零零二年一月十五日至二零一零年一月十四日

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零五年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內轉往其他類別	年內已行使購股權股份數目	於二零零五年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
叶國鑫先生	一九九八年五月一日	I	5.60	96,760	–	–	(96,760)	–	8.26	4.39	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	5.60	96,760	–	–	(96,760)	–	8.26	4.39	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	5.60	96,760	–	–	(96,760)	–	5.26	4.39	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	8.30	193,822	–	–	(193,822)	–	8.82	3.83	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	8.30	193,822	–	–	(193,822)	–	8.82	3.83	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	7.80	339,606	–	–	–	339,606	8.18	–	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	7.80	339,606	–	–	–	339,606	8.18	–	二零零三年一月十五日至二零一一年一月十四日

(ii) 根據新購股權計劃

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零五年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內轉往其他類別	年內已行使購股權股份數目	於二零零五年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
郭孔倫先生	二零零五年四月二十八日	I	11.75	–	250,000	–	–	250,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	250,000	–	–	250,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
雷百成先生	二零零二年五月二十九日	I	6.80	150,000	–	–	–	150,000	6.81	–	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	150,000	–	–	–	150,000	6.81	–	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	–	150,000	–	–	150,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	150,000	–	–	150,000	11.69	–	二零零七年四月二十八日至二零一五年四月二十七日
Giovanni Angelini先生	二零零五年四月二十八日	I	11.75	–	500,000	–	–	500,000	11.69	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	500,000	–	–	500,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零五年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內轉往其他類別	年內已行使購股權股份數目	於二零零五年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
吳士方先生	二零零二年五月二十九日	I	6.80	60,000	–	–	–	60,000	6.81	–	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	60,000	–	–	–	60,000	6.81	–	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	–	150,000	–	–	150,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	150,000	–	–	150,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
郭雯光女士	二零零五年四月二十八日	I	11.75	–	150,000	–	–	150,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	150,000	–	–	150,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
何建源先生	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
李鑑新先生	二零零二年五月二十九日	I	6.80	75,000	–	–	–	75,000	6.81	–	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	75,000	–	–	–	75,000	6.81	–	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
Roberto V. Ongpin先生	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
Alexander Reid Hamilton先生	二零零二年五月二十九日	I	6.80	75,000	–	–	(75,000)	–	6.81	5.09	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	6.80	75,000	–	–	(75,000)	–	6.81	5.09	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
Timothy David Dattels先生	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日

	授出日期	批次	緊接授出日期前一個營業日之每股收市價 港元	於二零零五年一月一日持有之購股權股份數目	年內授出購股權股份數目	年內轉往其他類別	年內已行使購股權股份數目	於二零零五年十二月三十一日持有之購股權股份數目	每股購股權股份行使價 港元	於行使日每股加權平均收市價超出行使價之差額 港元	可行使期間
叶[illegible]先生	二零零二年五月二十九日	II	6.80	150,000	–	–	–	150,000	6.81	–	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	11.75	–	250,000	–	–	250,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	250,000	–	–	250,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日
[illegible]先生	二零零五年四月二十八日	I	11.75	–	75,000	–	–	75,000	11.60	–	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	11.75	–	75,000	–	–	75,000	11.60	–	二零零七年四月二十八日至二零一五年四月二十七日

五名最高薪人士

年內本集團之五位最高薪人士包括酬金已列載於上述分析之三位董事（二零零五年：三位）。年內，應付予餘下兩位（二零零五年：兩位）最高薪人士之酬金總額如下：

	二零零六年 千美元	二零零五年 千美元
基本薪金、房屋津貼、其他津貼及實物利益	920	852
退休金計劃之僱主供款	58	52
酌情花紅	1,041	488
加入本集團之加盟酬金	–	–
離職補償金	–	–
	2,019	1,392

根據本公司行政人員購股權計劃及新購股權計劃（附註17），本公司授予兩名（二零零五年：兩名）人士購股權以供其根據當中所載條款及條件認購本公司股份。於二零零六年授予兩名人士之購股權股份之公平值計入授出購股權之總開支（附註25）。

有關酬金介乎下列各組別：

	人數 二零零六年	人數 二零零五年
酬金組別		
8,000,001港元至8,500,000港元	1	–
7,000,001港元至7,500,000港元	1	–
5,500,001港元至6,000,000港元	–	1
5,000,001港元至5,500,000港元	–	1

29　融資費用

	二零零六年 *千美元*	二零零五年 *千美元*
利息支出：		
－銀行貸款及透支	64,995	34,880
－其他貸款利息	11	–
－須於五年內悉數償還之可換股債券 *(附註20)*	2,818	6,667
	67,824	41,547
減：資本化金額	(18,116)	(7,002)
	49,708	34,545
外匯交易收益淨額	(17,247)	(1,694)
	32,461	32,851

用以釐定可資本化之借款成本金額之實際資本化年利率為4.8%（二零零五年：3.7%）。

30　應佔聯營公司溢利

二零零六年之應佔溢利乃於扣除一家聯營公司所擁有一家於中國國內上市之附屬公司就實施股權分置改革方案而導致之應佔虧損14,677,000美元及扣除遞延稅項負債撥備後應佔投資物業之公平值收益6,177,000美元（二零零五年：16,262,000美元）後列賬。

31　所得稅開支

	二零零六年 *千美元*	二零零五年 *千美元*
當期所得稅		
－香港利得稅	11,355	8,679
－海外稅項	42,882	28,922
遞延所得稅 *(附註23)*	9,254	14,703
	63,491	52,304

截至二零零六年十二月三十一日止年度應佔聯營公司稅項32,255,000美元（二零零五年：31,044,000美元）包括於收益表中應佔聯營公司溢利內。

本集團除稅前溢利之稅項有別於理論上按本公司所在國家之稅率計算之金額如下：

	二零零六年 *千美元*	二零零五年 *千美元*
除所得稅前溢利	282,820	219,835
按17.5%稅率計算	49,494	38,471
在其他國家經營附屬公司因不同稅率之影響	16,681	16,326
免稅之收入	(42,353)	(28,532)
不可扣減稅項之支出	33,438	21,888
未確認稅務虧損之稅務影響	5,362	3,005
動用過往年度未確認之稅務虧損	(2,656)	(5,016)
因稅率增加導致年初遞延稅項淨額變動之影響	–	3,909
過往年度(超額撥備)／撥備不足	(66)	204
預扣稅	3,333	3,713
附屬公司取消確認遞延稅項資產	3,233	–
稅項優惠	(2,201)	(1,960)
其他	(774)	296
稅項支出	63,491	52,304

(a) 香港利得稅乃按本集團屬下在香港經營之公司之估計應課稅溢利按17.5%(二零零五年：17.5%)稅率作出撥備。

(b) 香港以外地區之稅項包括就附屬公司所派發之股息而已付及應付之預扣稅，而本集團屬下在香港以外地區經營之公司之估計應課稅溢利按適用之稅率作出撥備。

32　權益持有人應佔溢利及本公司保留盈利

權益持有人應佔溢利於本公司財務報表內處理之金額為115,253,000美元(二零零五年：28,358,000美元)。

本公司保留盈利之變動

	二零零六年 *千美元*	二零零五年 *千美元*
保留盈利		
於一月一日結餘	41,760	76,892
年內溢利	115,253	28,358
已付二零零五年／二零零四年末期股息	(32,691)	(30,878)
已付二零零六年／二零零五年中期股息 *(附註34)*	(42,638)	(32,612)
於十二月三十一日結餘	81,684	41,760
代表		
擬派二零零六年／二零零五年末期股息 *(附註34)*	33,295	32,639
保留盈利	48,389	9,121
於十二月三十一日結餘	81,684	41,760

33 每股盈利

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以年內已發行普通股股份之加權平均數計算。

	二零零六年	二零零五年
本公司權益持有人應佔溢利 *(千美元)*	202,173	150,990
已發行普通股股份之加權平均數 *(千股)*	2,536,510	2,460,837
每股基本盈利 *(每股美仙)*	7.97	6.14

攤薄

計算每股攤薄盈利以調整已發行普通股股份之加權平均數時假設所有攤薄潛在普通股股份已進行轉換。本公司有兩類攤薄潛在普通股股份：可換股債券及購股權。該等可換股債券假設已被轉換為普通股股份而純利則經調整以沖銷利息支出。就購股權而言，已根據尚未行使購股權所附帶認購權之貨幣價值，計算可按公平值購入之股份數目；該公平值乃根據本公司股份之每年平均股份市價釐定。上述計算所得之股份數目之增加數額為假設行使購股權而發行之股份數目。

截至二零零五年及二零零六年十二月三十一日止年度，所有根據行政人員購股權計劃而發行之購股權及所有根據新購股權計劃而發行之購股權有最大攤薄影響。

	二零零六年	二零零五年
本公司權益持有人應佔溢利 *(千美元)*	202,173	150,990
已發行普通股股份之加權平均數 *(千股)*	2,536,510	2,460,837
調整 — *購股權 (千股)*	7,787	4,305
計算每股攤薄盈利所用之普通股股份加權平均數 *(千股)*	2,544,297	2,465,142
每股攤薄盈利 *(每股美仙)*	7.95	6.13

34 股息

	二零零六年 *千美元*	二零零五年 *千美元*
中期股息每股普通股股份13港仙 (二零零五年：10港仙)	42,638	32,612
擬派末期股息每股普通股股份10港仙 (二零零五年：10港仙)	33,295	32,639
	75,933	65,251

董事會於二零零七年三月二十七日舉行之會議上建議派發截至二零零六年十二月三十一日止年度之末期股息每股普通股股份10港仙。該擬派股息並無在本財務報表中當作應付股息列賬，惟將反映為截至二零零七年十二月三十一日止年度之保留盈利分派。

35 綜合現金流量報表附註

(a) 經營產生之現金

	二零零六年 *千美元*	二零零五年 *千美元*
除所得税前溢利	282,820	219,835
應佔關聯公司業績	(41,957)	(64,317)
投資物業公平值收益	(51,503)	(26,410)
折舊	114,925	104,521
租賃土地及土地使用權及商標攤銷	9,019	8,512
銀行貸款及透支、其他貸款及可換股債券利息	49,708	34,545
利息收入	(7,929)	(4,940)
股息收入	(864)	(1,008)
出售固定資產及因物業裝修而棄置固定資產之虧損及減值虧損	11,787	5,134
出售一家酒店之收益	–	(2,389)
持作交易用途之金融資產之收益(已實現及未實現)	(21,022)	(7,494)
可供出售金融資產(撥回減值)／減值虧損	(319)	74
授出購股權開支	4,415	3,468
衍生金融工具公平值虧損／(收益)－利率掉期合約	10,413	(3,539)
商譽減值	1,026	–
收購一家附屬公司額外權益之資產淨值超逾成本之差額	(694)	–
出售附屬公司部份權益之收益	–	(340)
出售聯營公司之虧損	–	2,925
營運資本變動前經營溢利	359,825	268,577
存貨增加	(1,308)	(1,785)
應收賬款、預付款項及按金增加	(22,569)	(16,661)
應收聯營公司款項減少／(增加)	2,132	(3,703)
應付賬款及應計項目增加	40,101	41,793
經營產生之現金淨額	378,181	288,221

(b) 於二零零五年出售附屬公司部份權益

(i) 於二零零五年十二月，本集團出售其所持在中華人民共和國(「中國」)註冊成立之投資控股公司上海吉祥房地產有限公司的99%股權中之50.5%；該公司目前在上海擁有一幅作物業發展用途之土地。此項出售乃有關本公司獨立股東於二零零四年批准共同收購、擁有及發展上海四幅相連地塊之須予披露及關連交易之其中一部份。

有關出售50.5%股權及轉讓按股份數額比例之應付本集團款項之總現金代價為39,488,308美元。

	千美元
出售詳情：	
於二零零六年一月收取之現金代價 *(附註14)*	39,488
減：出售淨資產實際權益之公平值	(38,380)
：出售應付本集團款項之公平值	(756)
：其他開支	(55)
出售收益	297

以下為出售之資產及負債：

	公平值及賬面值 *千美元*
投資物業 *(附註7)*	78,319
現金及現金等價	11
欠一名股東款項	(1,481)
其他負債	(849)
資產淨值	76,000
1%少數股東權益	(760)
本集團應佔淨資產	75,240
應佔所出售淨資產	(38,380)
出售後由本集團應佔之淨資產 *(附註11)*	36,860

(ii) 於二零零五年七月，本集團亦按賬面值分別以5港元及1,520,000美元現金代價出售一家全資附屬公司之5%股權及轉讓5%未償還股東貸款予買方。該附屬公司持有可發展寧波香格里拉大酒店之中國寧波項目公司之100%權益。於截至二零零五年十二月三十一日止年度內，本集團錄得43,000美元之出售收益。

(iii) 於截至二零零五年十二月三十一日止年度內，出售附屬公司部份權益之總收益為340,000美元（附註26）。

36 財務擔保、或然負債及資產抵押

(a) 財務擔保

於二零零六年十二月三十一日，本集團之財務擔保如下：

(i) 本公司就若干附屬公司及聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本公司所擔保之銀行信貸之已動用數額，亦相等於本公司於資產負債表結算日為附屬公司及聯營公司所承擔之財務風險，分別為1,441,224,000美元（二零零五年：1,009,813,000美元）及22,419,000美元（二零零五年：20,439,000美元）。

(ii) 本集團就若干聯營公司所獲取之銀行信貸簽訂按比例之擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為41,039,000美元（二零零五年：30,385,000美元）。

擔保以各有關之合約金額列明。董事會認為該等擔保應不會被要求予以執行。

(b) 或然負債

於二零零六年十二月三十一日，本集團之或然負債如下：

(i) 本集團就一份管理合約項下酒店之財務表現與該間位於悉尼之酒店之擁有人簽訂表現擔保。有關該擔保項下之責任所涉及之累積金額上限為5,376,000澳元（相等於4,251,000美元）（二零零五年：10,000,000澳元）。

(ii) 本集團就根據一項議定工作計劃於馬爾代夫開發渡假酒店而與馬爾代夫共和國政府簽訂表現擔保。根據協議，該擔保有效期至二零零八年四月二十六日，及將不遲於該渡假酒店完工日期後30日解除。該擔保項下之責任所涉及之累積金額上限為4,375,000美元（二零零五年：零）。

(c) **資產抵押**

於二零零六年十二月三十一日，一家附屬公司之3,000美元(二零零五年：36,000美元)銀行貸款乃由該附屬公司賬面淨值合共70,000美元(二零零五年：93,000美元)之若干汽車作為抵押。

37 承擔

(a) 本集團於資產負債表結算日尚未產生之資本開支如下：

	二零零六年 *千美元*	二零零五年 *千美元*
現有物業－物業、廠房及設備及投資物業		
已訂約但未撥備	20,986	28,693
已獲授權但未訂約	43,046	36,771
發展項目		
已訂約但未撥備	461,038	324,531
已獲授權但未訂約	927,670	1,502,325
	1,452,740	1,892,320

(b) 本集團於經營租賃下之承擔為就有關土地及樓宇而訂立之不可撤銷經營租賃下須支付之未來最低租金總額，詳情如下：

	二零零六年 *千美元*	二零零五年 *千美元*
1年內	11,875	10,136
1年後至5年內	26,279	24,866
5年以上	119,873	118,752
	158,027	153,754

(c) 於二零零六年十二月三十一日，本集團根據土地及樓宇之不可撤銷經營租賃所應收之未來最低租金總額如下：

	二零零六年 *千美元*	二零零五年 *千美元*
1年內	13,259	10,268
1年後至5年內	9,504	7,212
5年以上	–	36
	22,763	17,516

(d) 為降低利率風險，本公司已分別訂立本金總額4,460,000,000港元及100,000,000美元之多份香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約，固定年利率介乎4.335%至4.70%。該等合約將於二零一零年三月至二零一三年九月間到期。

38 有關連人士交易

Kerry Group Limited(「KGL」)於二零零六年十二月三十一日根據證券及期貨條例第336條規定而須予存置之登記冊內所載擁有本公司約49.32%已發行普通股股份，並對本公司有重大影響力。

與有關連人士已進行以下交易：

		二零零六年 *千美元*	二零零五年 *千美元*
(a)	年內與KGL附屬公司之交易 (不包括本公司之附屬公司)		
	收取酒店管理與相關服務及專利費用	2,085	1,874
	付還辦公室開支及支付行政及相關費用	1,173	1,754
	支付辦公室租金、管理費及差餉	304	329
	購買食用油	61	519
(b)	年內與本集團聯營公司之交易 (不包括上列(a)項KGL之一家附屬公司)		
	收取酒店管理與相關服務及專利費用	8,370	7,106
	收取洗衣服務費	728	660
(c)	於十二月三十一日向KGL附屬公司 提供之財務資助(不包括本公司之附屬公司)		
	給予本集團聯營公司之貸款結餘	84,082	53,447
	就本集團聯營公司所獲取之銀行 貸款／信貸與銀行簽訂之擔保結餘	22,418	20,440
(d)	於十二月三十一日向本集團聯營公司 提供之財務資助(不包括上列(c)項)		
	給予本集團聯營公司之貸款結餘	56,145	53,730
	就本集團聯營公司所獲取之 銀行貸款／信貸之擔保結餘	18,620	10,886

年內上述交易之條款並無重大變動。

(e)	主要管理層補償金		
	袍金、薪金及其他短期僱員福利	9,790	8,823
	僱傭期後之福利	107	82

39 集團架構－主要附屬公司及聯營公司

(a) 於二零零六年十二月三十一日，本公司持有下列主要附屬公司之權益：

名稱	成立／經營地點	已繳／已發行股本	所持投票權股份百分比 直接	所持投票權股份百分比 間接	業務性質	附註
Seanoble Assets Limited	英屬維爾京群島	普通股578,083,745港元	100	－	投資控股	1
Shangri-La Asia Treasury Limited	英屬維爾京群島	普通股780港元	100	－	集團融資	1
Shangri-La Finance Limited	英屬維爾京群島	普通股1,000美元	100	－	集團融資	1
嘉里興業有限公司	香港	普通股2港元 無投票權遞延股10,000,000港元	－	100	投資控股	1
香格里拉大酒店(九龍)有限公司	香港	普通股2港元 無投票權遞延股10,000,000港元	－	100	擁有及經營酒店	1
港島香格里拉大酒店有限公司	香港	普通股5,000港元 無投票權遞延股10,000,000港元	－	80	擁有及經營酒店	1
深圳香格里拉大酒店有限公司	中華人民共和國	32,000,000美元	－	51.30	擁有及經營酒店	2, 5, 7
北海香格里拉大酒店有限公司	中華人民共和國	16,000,000美元	－	100	擁有及經營酒店	6, 7
上海浦東新區香格里拉酒店有限公司	中華人民共和國	47,000,000美元	－	100	擁有及經營酒店	2, 4, 7
瀋陽商貿飯店有限公司	中華人民共和國	28,334,000美元	－	100	擁有及經營酒店	6, 7
長春香格里拉大酒店有限公司	中華人民共和國	人民幣167,000,000元	－	90	擁有及經營酒店以及經營房地產	5, 7
吉林省嘉里房地產發展有限公司	中華人民共和國	人民幣25,000,000元	－	90	發展及經營房地產	5, 7
青島香格里拉大飯店有限公司	中華人民共和國	44,000,000美元	－	100	擁有及經營酒店以及發展及經營房地產	6, 7

名稱	成立／經營地點	已繳／已發行股本	所持投票權股份百分比 直接	所持投票權股份百分比 間接	業務性質	附註
大連香格里拉酒店有限公司	中華人民共和國	51,666,670美元	–	100	擁有及經營酒店以及發展及經營房地產	6, 7
西安香格里拉金花大酒店有限公司	中華人民共和國	12,000,000美元	–	100	擁有及經營酒店	4, 7
哈爾濱香格里拉大飯店有限公司	中華人民共和國	20,767,000美元	–	100	擁有及經營酒店	6, 7
武漢嘉里房地產發展有限公司	中華人民共和國	6,000,000美元	–	92	發展及經營房地產	5, 7
武漢香格里拉大飯店有限公司	中華人民共和國	26,667,000美元	–	92	擁有及經營酒店	5, 7
福建嘉里國際貿易中心有限公司	中華人民共和國	94,860,051港元	–	100	發展房地產	3, 6, 7
福州香格里拉酒店有限公司	中華人民共和國	22,200,000美元	–	100	擁有及經營酒店	6, 7
中山香格里拉大酒店有限公司	中華人民共和國	16,310,000美元	–	51	擁有及經營酒店	5, 7
天津嘉里房地產開發有限公司	中華人民共和國	人民幣486,502,250元	–	100	發展及經營房地產	3, 6, 7
香格里拉大酒店(成都)有限公司	中華人民共和國	41,540,000美元	–	80	擁有及經營酒店	3, 6, 7
香格里拉大酒店(廣州琶洲)有限公司	中華人民共和國	48,340,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(深圳福田)有限公司	中華人民共和國	20,000,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(寧波)有限公司	中華人民共和國	53,270,000美元	–	95	擁有及經營酒店	3, 6, 7
香格里拉大酒店(溫州)有限公司	中華人民共和國	16,500,000美元	–	100	擁有及經營酒店	3, 6, 7

名稱	成立/經營地點	已繳/已發行股本	所持投票權股份百分比 直接	所持投票權股份百分比 間接	業務性質	附註
香格里拉大酒店(西安)有限公司	中華人民共和國	16,800,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(桂林)有限公司	中華人民共和國	21,670,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(包頭)有限公司	中華人民共和國	24,400,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(呼和浩特)有限公司	中華人民共和國	21,670,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(滿洲里)有限公司	中華人民共和國	8,200,000美元	–	100	擁有及經營酒店	3, 6, 7
香格里拉大酒店(舟山)有限公司	中華人民共和國	人民幣18,490,620元	–	100	擁有及經營酒店	3, 6, 7
Shangri-La Ulaanbaatar Limited	蒙古人民共和國	5,000,000美元	–	60	物業投資	3
Makati Shangri-La Hotel & Resort, Inc.	菲律賓	普通股921,948,400披索	–	100	擁有及經營酒店	
Edsa Shangri-La Hotel & Resort, Inc.	菲律賓	普通股792,128,700披索	–	100	擁有及經營酒店	
Mactan Shangri-La Hotel & Resort, Inc.	菲律賓	普通股272,630,000披索 優先股170,741,500披索	–	100	擁有及經營酒店	
Boracay Shangri-La Hotel & Resort, Inc.	菲律賓	普通股10,825,000披索	–	100	擁有及經營酒店	3
Addu Investments Private Limited	馬爾代夫	65,000,000馬爾代夫幣	–	70	擁有及經營酒店	3
Yanuca Island Limited	斐濟	普通股斐濟幣1,262,196	–	71.64	擁有及經營酒店	2
Shangri-La Hotel Limited	新加坡	普通股164,663,560新加坡元	–	100	投資控股、擁有及經營酒店及住宅與服務式公寓之租賃	
Sentosa Beach Resort Pte Ltd	新加坡	普通股30,000,000新加坡元	–	100	擁有及經營酒店	

名稱	成立/經營地點	已繳/已發行股本	所持投票權股份百分比 直接	間接	業務性質	附註
Shangri-La Hotels (Malaysia) Berhad	馬來西亞	普通股440,000,000馬元	–	52.78	投資控股與擁有及經營酒店	
Shangri-La Hotel (KL) Sdn Bhd	馬來西亞	普通股150,000,000馬元	–	52.78	擁有及經營酒店	
Golden Sands Beach Resort Sdn Bhd	馬來西亞	普通股6,000,000馬元	–	52.78	擁有及經營酒店	
Komtar Hotel Sdn Bhd	馬來西亞	普通股6,000,000馬元	–	31.67	擁有及經營酒店	
Pantai Dalit Beach Resort Sdn Bhd	馬來西亞	普通股135,000,000馬元	–	64.59	擁有及經營酒店及高爾夫球場會所	
UBN Tower Sdn Bhd	馬來西亞	普通股500,000馬元	–	52.78	物業投資及辦公室管理	
UBN Holdings Sdn Bhd	馬來西亞	普通股45,000,000馬元	–	52.78	投資控股及物業投資	
Traders Yangon Company Limited	緬甸	普通股21,600,000緬甸元	–	59.16	擁有及經營酒店	
Shangri-La Hotel Public Company Limited	泰國	普通股1,300,000,000泰銖	–	73.61	擁有及經營酒店、服務式公寓與辦公室	
Shangri-La Hotels (Paris) SARL	法國	10,000歐元	100	–	擁有及經營酒店	3
SLIM International Limited	科克群島	普通股1,000美元	100	–	投資控股	1
香格里拉國際飯店管理有限公司	香港	普通股10,000,000港元	–	100	酒店管理、市場推廣、顧問及預訂服務	1
香格里拉飯店管理(上海)有限公司	中華人民共和國	140,000美元	–	100	酒店管理、市場推廣及顧問服務	6, 7
Shangri-La International Hotel Management B.V.	荷蘭	普通股18,151歐元	–	100	特許使用知識產權	

附註：

1　由香港羅兵咸永道會計師事務所核數之附屬公司。

2　由香港羅兵咸永道會計師事務所之其他成員公司核數之附屬公司。

3　於資產負債表結算日其房地產及酒店發展處於不同階段而尚未營業之附屬公司。

4　合作經營企業。

5　合資經營企業。

6　外商獨資企業。

7　於中華人民共和國註冊成立之附屬公司之已繳／已發行股本金額乃指實繳註冊資本金額。

(b)　於二零零六年十二月三十一日，本集團持有下列主要聯營公司之權益：

名稱	成立／經營地點	本集團所持註冊資本百分比	業務性質	附註
中國國際貿易中心有限公司	中華人民共和國	50	擁有及經營酒店以及物業投資	2
北京香格里拉飯店有限公司	中華人民共和國	38	擁有及經營酒店	
杭州香格里拉飯店有限公司	中華人民共和國	45	擁有及經營酒店	
Seacliff Limited	中華人民共和國	30	擁有及經營酒店以及物業投資	1
北京嘉奧房地產開發有限公司	中華人民共和國	23.75	發展及經營房地產	2
北京嘉里中心飯店有限公司	中華人民共和國	23.75	擁有及經營酒店	2
上海新慈厚房地產有限公司	中華人民共和國	24.75	發展及經營房地產	2
上海吉祥房地產有限公司	中華人民共和國	49	發展及經營房地產	2, 3
上海金慈厚房地產發展有限公司	中華人民共和國	49	發展及經營房地產	3

名稱	成立／經營地點	本集團所持註冊資本百分比	業務性質	附註
上海名城房地產發展有限公司	中華人民共和國	49	發展及經營房地產	3
上海浦東嘉里城房地產有限公司	中華人民共和國	23.20	擁有及經營酒店以及物業投資	3
Cuscaden Properties Pte Ltd	新加坡	40.75	擁有及經營酒店以及物業投資	
Tanjong Aru Hotel Sdn. Bhd.	馬來西亞	40	擁有及經營酒店	
PT Swadharma Kerry Satya	印尼	25	擁有及經營酒店	
Fine Winner Holdings Limited	香港	30	擁有及經營酒店	1

附註：

1　由香港羅兵咸永道會計師事務所核數之聯營公司。

2　由香港羅兵咸永道會計師事務所之其他成員公司核數之聯營公司。

3　於資產負債表結算日其房地產及酒店發展處於不同階段而尚未營業之聯營公司。

(c)　上表所列本公司於二零零六年十二月三十一日之附屬公司及聯營公司乃董事會認為於本年度對本集團業績有重要影響或構成本集團資產淨值之重大部份之公司。董事會認為提供其他附屬公司及聯營公司之詳情會過於冗長。

40　附屬公司及聯營公司之酒店物業

(a)　本公司各附屬公司之酒店物業詳情如下：

地址	現時用途	租賃年期
九龍香格里拉大酒店 香港 九龍 尖沙咀東部麼地道64號	經營酒店	中期租賃
港島香格里拉大酒店 香港 中環金鐘道88號太古廣場	經營酒店	中期租賃

地址	現時用途	租賃年期
深圳香格里拉大酒店 中華人民共和國 深圳市建設路1002號 深圳火車站東側 郵政編碼：518001	經營酒店	中期租賃
北海香格里拉大飯店 中華人民共和國 廣西北海市茶亭路33號 郵政編碼：536007	經營酒店	中期租賃
上海浦東香格里拉大酒店 中華人民共和國 上海市浦東新區富城路33號 郵政編碼：200120	經營酒店	中期租賃
瀋陽商貿飯店 中華人民共和國 瀋陽市和平區中華路68號 郵政編碼：110001	經營酒店	長期租賃
長春香格里拉大飯店 中華人民共和國 長春市西安大路569號 郵政編碼：130061	經營酒店及 商廈及住宅出租	中期租賃
青島香格里拉大飯店 中華人民共和國 青島市香港中路9號 郵政編碼：266071	經營酒店	中期租賃
大連香格里拉大飯店 中華人民共和國 大連市人民路66號 郵政編碼：116001	經營酒店	中期租賃
西安香格里拉金花飯店 中華人民共和國 陝西西安市長樂西路8號 郵政編碼：710032	經營酒店	中期租賃
哈爾濱香格里拉大飯店 中華人民共和國 哈爾濱市 道里區友誼路555號 郵政編碼：150018	經營酒店	中期租賃
武漢香格里拉大飯店 中華人民共和國 武漢市 漢口建設大道700號 郵政編碼：430015	經營酒店	中期租賃
中山香格里拉大酒店 中華人民共和國 中山市東區起灣北道16號 郵政編碼：528403	經營酒店	長期租賃

地址	現時用途	租賃年期
福州香格里拉大酒店 中華人民共和國 福州新權南路9號 郵政編碼：350005	經營酒店	長期租賃
馬尼拉麥卡蒂香格里拉大酒店 Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	經營酒店	中期租賃
馬尼拉艾沙香格里拉大酒店 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	經營酒店	中期租賃
宿霧香格里拉麥丹島酒店 Punta Engano Road, Mactan Island, Cebu, The Philippines	經營酒店	中期租賃
香格里拉斐濟酒店 Yanuca Island, Sigatoka, Nadroga, Fiji	經營酒店	長期租賃
新加坡香格里拉大酒店 柑林路22號及28號 新加坡郵區258350	經營酒店	永久業權
新加坡聖淘沙大酒店 思樂素路101號，聖淘沙 新加坡郵區098970	經營酒店	長期租賃
吉隆坡香格里拉大酒店 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	經營酒店	永久業權
檳城香格里拉沙洋大酒店 Batu Feringgi Beach, 11100 Penang, Malaysia	經營酒店	永久業權
檳城商貿飯店 Magazine Road, 10300 Penang, Malaysia	經營酒店	長期租賃
檳城金沙大酒店 Batu Feringgi Beach, 11100 Penang, Malaysia	經營酒店	永久業權

地址	現時用途	租賃年期
沙巴香格里拉莎利雅酒店， Dalit Bay Golf Club & Spa Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	經營酒店及 高爾夫球場會所	長期租賃
仰光商貿飯店 223 Sule Pagoda Road, Yangon, Myanmar	經營酒店	中期租賃
曼谷香格里拉大酒店 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	經營酒店、 住宅及 辦公室出租	永久業權

(b)　聯營公司之酒店物業詳情如下：

地址	現時用途	租賃年期
北京中國大飯店 中華人民共和國 北京建國門外大街1號 郵政編碼：100004	經營酒店	中期租賃
北京國貿飯店 中華人民共和國 北京建國門外大街1號 郵政編碼：100004	經營酒店	中期租賃
北京嘉里中心飯店 中華人民共和國 北京朝陽區 光華路1號 郵政編碼：100020	經營酒店	中期租賃
北京香格里拉飯店 中華人民共和國 北京紫竹院路29號 郵政編碼：100089	經營酒店	中期租賃
杭州香格里拉飯店 中華人民共和國 杭州市 北山路78號 郵政編碼：310007	經營酒店	中期租賃
新加坡商貿飯店 卡斯登路1A 新加坡郵區249716	經營酒店	長期租賃
哥打基納巴盧香格里拉 丹絨亞路酒店 88995 Kota Kinabalu, Sabah, Malaysia	經營酒店	長期租賃

地址	現時用途	租賃年期
雅加達香格里拉大酒店 Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	經營酒店	中期租賃
香港諾富特世紀海景酒店 香港西區 皇后大道西508號	經營酒店	中期租賃

41　附屬公司及聯營公司之投資物業

(a)　附屬公司之投資物業詳情如下：

地址	現時用途	租賃年期
大連香格里拉公寓 中華人民共和國 大連市人民路66號 郵政編碼：116001	住宅出租	中期租賃
新加坡香格里拉閣 安徒生路1號 新加坡郵區259983	住宅出租	永久業權
新加坡香格麗閣 淑女山路1A 新加坡郵區258685	住宅出租	永久業權
吉隆坡UBN Tower UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	辦公室及 商廈出租	永久業權
吉隆坡UBN Apartments UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	住宅出租	永久業權

(b)　聯營公司之投資物業詳情如下：

地址	現時用途	租賃年期
中國國際貿易中心 中華人民共和國 北京建國門外大街1號 郵政編碼：100004	經營酒店及 出租辦公室、 商廈、住宅 及展覽場地	中期租賃
上海商城 中華人民共和國 上海市 南京西路1376號 郵政編碼：200040	經營酒店及 出租辦公室、 商廈、住宅 及展覽場地	中期租賃

地址	現時用途	租賃年期
北京嘉里中心 中華人民共和國 北京朝陽區 光華路1號 郵政編碼：100020	經營酒店及 出租辦公室、 商廈及住宅	中期租賃
上海嘉里中心 中華人民共和國 上海市靜安區 南京西路1515號 郵政編碼：200040	出租辦公室、 商廈及住宅	中期租賃
新加坡東陵坊 東陵路163號 新加坡郵區247933	商廈出租	長期租賃
新加坡東陵大廈 東陵路91號 新加坡郵區247918	出租辦公室 及商廈	永久業權

42 資產負債表結算日後事項

(a) 於二零零七年一月，本公司向於二零零六年十二月三十一日前以每股普通股股份9.25港元之換股價行使換股權之可換股債券持有人發行4,216,216股新普通股股份。

(b) 本公司向於二零零六年十二月三十一日後至本財務報表核准日止以每股普通股股份9.25港元之換股價行使換股權之可換股債券持有人發行以下新普通股股份：

普通股股份發行日	可換股債券之面值 *千美元*	已發行新普通股 股份數目
二零零七年二月	16,932	14,277,794

(c) 本公司向於二零零六年十二月三十一日後至本財務報表核准日止行使彼等認購本公司股份之權利之購股權持有人發行合共1,090,362股新普通股股份。

(d) 於二零零七年一月，本公司訂立一份香港銀行同業拆息利率掉期合約，本金額為300,000,000港元，為期七年，年利率固定為4.28%，以減低利率風險。

43 財務報表之核准

本財務報表已於二零零七年三月二十七日獲董事會核准。

3. 重大不利變動

於最後實際可行日期，董事並未獲悉自二零零六年十二月三十一日（即本集團最近期刊發之經審核綜合財務報表之結算日）以來本集團之財務或經營狀況有任何重大不利變動。

4. 債務

於二零零七年六月三十日（即就本債務聲明而言之最後實際可行日期）營業時間結束時，本集團有以下尚未償還借款：

	千美元
透支－無抵押	2,290
銀行貸款－無抵押	1,698,035
可換股債券（本金額為6,000,000美元）	6,293
來自少數股東之貸款（包括權益貸款）－無抵押	107,682
	1,814,300

於二零零七年六月三十日，本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用金額為37,478,000美元。該等擔保以各有關合約金額列明。董事認為該等擔保應不會被要求予以執行。

於二零零七年六月三十日，本集團之或然負債如下：

(i) 本集團就一份管理合約項下酒店之財務表現向該間位於澳洲悉尼之酒店之擁有人簽訂表現擔保。該擔保項下之責任所涉及之累積金額上限為3,133,000澳元（相等於2,710,000美元）。

(ii) 本集團就根據一項議定工作計劃於馬爾代夫開發渡假酒店而與馬爾代夫共和國政府簽訂表現擔保。該擔保有效期至二零零八年四月二十六日，及將不遲於根據協議該渡假酒店完工日期後30日解除。該擔保項下之責任所涉及之累積金額上限為4,375,000美元。

(iii) 本集團就由一家銀行向一家聯營公司授出22,000,000美元備用押匯信用證作出擔保。該信貸於二零零七年六月三十日仍未被提取。

除本文所披露者及除集團內公司間之負債賬目、其他少數股東權益結餘、一般應付賬項及應計項目、當期所得稅及遞延所得稅負債及衍生金融工具外，於二零零七年六月三十日營業時間結束時，本集團概無任何尚未償還之借貸資本、銀行透支和承兑負債或其他類似債務、債券、按揭、抵押或貸款或承兑信貸或分期付款承擔、重大擔保或其他重大或然負債。

5. 營運資本

董事經審慎周詳查詢後，計及本集團現時內部財務資源、可動用之銀行信貸以及來自供股之所得款項淨額，滿意於本供股章程刊發日起計最少於未來十二個月內，本集團具備充足之營運資本以應付其目前所需。

6. 股份

於最後實際可行日期及緊隨供股完成後，本公司之法定及已發行股本(假設於最後實際可行日期或之後至供股完成或之前概無尚未行使購股權或可換股債券之換股權獲行使)將如下：

股份數目		*以港元計值之面值*
法定：		
5,000,000,000	每股面值1.00港元之股份	5,000,000,000
已發行及繳足：		
2,586,547,783	於最後實際可行日期發行之股份	2,586,547,783
287,394,198	根據供股將予發行之供股股份(按於最後實際可行日期已發行之股份計)*	287,394,198
2,873,941,981	於供股完成後已發行之股份(按於最後實際可行日期已發行之股份計)*	2,873,941,981

**附註*：如果所有尚未行使已歸屬購股權所附之所有認購權已獲行使，及所有未贖回之可換股債券已被轉換，及於記錄日期或該日之前已根據該等行使及轉換配發及發行股份，則已發行股份數目將增加至2,610,596,144股股份，而根據供股發行之供股股份數目將增加至290,066,238股供股股份。

所有已發行股份於股息、表決權及資本退還各方面享有同等權益。供股股份一經繳足及配發，將於各方面與當時已發行股份享有同等權益，包括收取於配發供股股份當日或之後宣派、作出或支付之所有未來股息及分派之權利。

除本供股章程所披露者外，本公司之股本概無於香港聯交所或新加坡證交所以外之任何證券交易所上市或買賣，而本公司並無申請而目前亦無意申請將股份於任何其他證券交易所上市或買賣。

(A) 本集團未經審核備考經調整綜合有形資產淨值

以下為按照下文附註所載基準編製之本集團未經審核備考經調整綜合有形資產淨值說明報表，以說明倘供股於二零零六年十二月三十一日進行所造成之影響。

本集團未經審核備考經調整綜合有形資產淨值僅為說明用途而編製，且由於其假設性質，未必能真實反映供股以後本集團之綜合有形資產淨值。

	於二零零六年十二月三十一日本公司權益持有人應佔本集團經審核綜合有形資產淨值	結算日後發行	於最後實際可行日期本集團權益持有人應佔本集團未經審核備考經調整綜合有形資產淨值	估計來自供股所得款項淨額	於供股完成後本公司權益持有人應佔本集團未經審核備考經調整綜合有形資產淨值	於供股完成後本公司權益持有人應佔每股未經審核備考經調整綜合有形資產淨值
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*美元*
	(附註1)	*(附註2)*		*(附註3)*		*(附註4)*
根據每股供股股份認購價18港元將予發行之287,394,198股 *(附註3)* 供股股份計算	2,611,470	32,876	2,644,346	662,206	3,306,552	1.1505

附註：

(1) 本集團於二零零六年十二月三十一日之經審核綜合有形資產淨值乃摘錄自載於本供股章程附錄一之本公司截至二零零六年十二月三十一日止年度之已刊發年報，該經審核綜合有形資產淨值乃根據本公司權益持有人於二零零六年十二月三十一日應佔本集團經審核綜合淨資產2,699,179,000美元，並就於二零零六年十二月三十一日之87,709,000美元無形資產作出調整後編製，以及按於二零零六年十二月三十一日已發行股份2,560,752,766股計算。

(2) 調整乃指：

- 於二零零六年十二月三十一日以後至最後實際可行日期止期間因購股權持有人行使其權利認購股份而發行4,602,630股新股之所得款項淨額約6,544,000美元；及
- 於二零零六年十二月三十一日以後至最後實際可行日期止期間因可換股債券持有人行使其轉換權而發行21,192,387股新股，使本公司股本及儲備增加26,332,000美元。

(3) 估計來自供股所得款項淨額乃根據認購價每股供股股份18港元將予發行之287,394,198股供股股份(按於最後實際可行日期每9股股份獲發1股供股股份之比例)及經扣除估計有關開支約5,290,000美元及不計及於最後實際可行日期以後因行使任何尚未行使之購股權及轉換可換股債券而將予發行之任何額外供股股份計算。

(4) 每股未經審核備考經調整綜合有形資產淨值乃經作出上文附註2及3所述之調整後，及按已發行股份2,873,941,981股及假設供股於最後實際可行日期已完成，但不計及於最後實際可行日期以後因行使購股權及可轉換債券而發行之任何股份計算。

(5) 除上文附註2所述者外，並無作出任何調整以反映本集團於二零零六年十二月三十一日以後之任何營業業績或訂立之其他交易。

(B) 未經審核備考財務資料報告

以下為羅兵咸永道會計師事務所(香港執業會計師)向本公司發出的報告全文，以供載入本供股章程內。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

未經審核備考財務資料的會計師報告
致香格里拉(亞洲)有限公司
董事

本所謹就香格里拉(亞洲)有限公司(「貴公司」)建議供股而於二零零七年八月十五日刊發的供股章程(「供股章程」)中附錄二標題為「本集團未經審核備考經調整綜合有形資產淨值」(「未經審核備考財務資料」)內所載有關　貴公司及其附屬公司(以下統稱「貴集團」)的未經審核備考財務資料(載於第109頁)作出報告。未經審核備考財務資料由　貴公司董事編製，僅供説明用途，以提供資料説明供股建議對貴集團於二零零六年十二月三十一日的相關財務資料可能造成的影響。未經審核備考財務資料的編製基準載於供股章程第109頁。

貴公司董事與申報會計師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則第4.29條(「上市規則」)並參考由香港會計師公會(「會計師公會」)頒佈的會計指引第7條「編製備考財務資料以載入投資通函內」而編製的未經審核備考財務資料負上編製的全責。

本所的責任是根據上市規則第4.29(7)條的規定，就未經審核備考財務資料表達意見並向　閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告，除於報告刊發日期對該等報告的發出對象所負的責任外，本所概不承擔任何責任。

意見的基礎

本所是根據會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較於二零零六年十二月三十一日　貴公司權益持有人應佔貴集團經審核綜合有形資產淨值與貴集團截至二零零六年十二月三十一日止年度之經審核綜合財務報表作出比較，考慮調整的支持文件，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所述的基準適當編製、該基準與　貴集團的會計政策一致、且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編製，僅供説明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表　貴集團於二零零六年十二月三十一日或任何未來日期的財務狀況。

意見

本所認為：

(a)　未經審核備考財務資料已由　貴公司董事按照所述基準適當編製；

(b)　該基準與　貴集團的會計政策一致；及

(c)　就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師
香港，二零零七年八月十五日

1. 責任聲明

本供股章程的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。董事願就本供股章程所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本供股章程並無遺漏任何事實，足以令本供股章程所載任何陳述產生誤導。

2. 董事及高層管理人員詳情

姓名	**地址**
執行董事	
郭孔鍮先生	香港中區添美道1號中信大廈21樓
雷孟成先生	香港中區添美道1號中信大廈21樓
Giovanni Angelini先生	香港中區添美道1號中信大廈21樓
吳士方先生	香港中區添美道1號中信大廈21樓
非執行董事	
郭雯光女士	1 Kim Seng Promenade, Great World City, #07-01 Singapore 237994
何建源先生	香港干諾道中168-200號信德中心西座29樓2902室

姓名	地址
李鏞新先生	香港中區添美道1號中信大厦20樓
Roberto V. Ongpin先生	17th Floor, Tower 1, The Enterprise Centre, 6766 Ayala Avenue, Makati City, Philippines
何建福先生（何建源先生之替任董事）	香港干諾道中168-200號信德中心西座29樓2902室
獨立非執行董事	
Alexander Reid Hamilton先生	香港雲景道40號雅景台5樓B室
黃啟民先生	香港皇后大道東1號太古廣場3座28樓
Timothy David Dattels先生	345 California Street, Suite 3300, San Francisco, CA94104, U.S.A.
趙永年先生	373 First Street, Suite 100, Los Altos, California 94022, U.S.A.

執行董事

郭孔錀先生，現年54歲，本公司之主席。於二零零三年三月獲委任為本公司執行董事，並於二零零三年八月獲委任為本公司主席。彼曾擔任嘉里建設有限公司(一家在香港聯交所上市之公司)之主席及為Allgreen Properties Limited(一家在新加坡證交所上市之公司)之董事。彼為港島香格里拉大酒店有限公司及香格里拉大酒店(九龍)有限公司主席兼董事總經理、嘉里控股副主席及香格里拉國際飯店管理有限公司主席。郭先生亦為Shang Properties, Inc.(一家在菲律賓上市之公司)董事會之主席。彼自一九七八年開始加盟郭氏集團。郭先生為郭雯光女士之胞弟。

雷孟成先生，現年63歲，於二零零七年三月獲選為本公司副主席。彼於二零零二年三月獲委任為本公司執行董事。雷先生於一九七七年加盟郭氏集團。彼先前為在泰國註冊成立之公司Kerry (Thailand) Co. Ltd.之董事總經理。於一九九二年，雷先生返回香港負責監管郭氏集團在中國之投資及酒店項目之規劃及發展。彼現時為在泰國證券交易所(「泰國交易所」)上市之Shangri-La Hotel Public Company Limited之副主席及董事總經理，亦為本集團及郭氏集團內多家公司(包括嘉里控股及嘉里貿易有限公司)之董事。

Giovanni Angelini先生，現年61歲，於一九九九年六月獲委任為本公司執行董事。彼於一九九三年八月加入本集團，現為香格里拉國際飯店管理有限公司之董事總經理兼行政總裁(彼自一九九九年起擔任此職位)，並兼任嘉里控股之董事及本集團內多家公司之董事。在此之前，彼為Shangri-La Hotels and Resorts業務部之副總裁及香港港島香格里拉大酒店之總經理。Angelini先生乃擁有豐富經驗之酒店／旅遊服務業經營者，彼在業內之過去四十二年中，彼曾在香港、新加坡、韓國、墨西哥、百慕達及其本國意大利管理優質酒店。

吳士方先生，現年53歲，於二零零二年八月獲委任為本公司執行董事。吳先生現時為香格里拉國際飯店管理有限公司之高級集團項目總監，負責監管本集團新酒店之發展及現有酒店之翻新工作。在二零零二年三月出任現時職位前，吳先生為嘉里發展有限公司之項目總監及嘉里項目管理(香港)有限公司之董事(兩家均為嘉里建設有限公司之全資附屬公司)。彼於一九九零年加盟嘉里集團，之後處理超過30個發展項目，其中許多均為嘉里集團名下具代表性之項目，包括酒店、極級豪華住宅物業及甲級商用物業。吳先生為專業註冊工程師，於多種樓宇及土木工程項目之設計、建築及項目管理上擁有逾29年經驗。

非執行董事

郭孁光女士，現年61歲，於一九九九年十一月獲委任為本公司非執行董事。彼為倫敦Gray's Inn之出庭辯護人兼律師(大律師)。於一九八六年，彼獲委任為新加坡Shangri-La Hotel Limited(「SHL」)之公司秘書，直至一九八八年七月為止。該職位有助彼積累處理上市公司之公司與法律事務以及酒店業務之經驗。於一九八八年，彼加入SHL之董事會，現為SHL之執行主席。於一九八六年，彼獲委任為Allgreen Properties Limited(一家在新加坡證交所上市之公司)之董事。郭女士亦為本集團旗下多家公司之董事，包括泰國Shangri-La Hotel Public Company Limited(一家在泰國交易所上市之公司)及馬來西亞Shangri-La Hotels (Malaysia) Berhad(一家在Bursa Malaysia Securities Berhad(「馬交所」)上市之公司)(彼現時為該公司之董事總經理)及SHL若干附屬公司。郭女士為郭孔鍮先生之胞姊。

何建源先生，現年62歲，於一九九三年五月獲委任為本公司非執行董事。彼為激成集團屬下公司之執行主席，包括激成(馬來西亞)有限公司(一家在馬交所上市之公司)及激成投資(香港)有限公司(一家在香港聯交所上市之公司)。何先生為Parkway Holdings Limited(一家在新加坡證交所上市之公司)之董事。彼亦為香格里拉大酒店(九龍)有限公司、香格里拉國際飯店(杭州)有限公司、SHL及泰國Shangri-La Hotel Public Company Limited(一家在泰國交易所上市之公司)之董事。彼先前為Petaling Garden Berhad及Pelangi Berhad(兩家均於馬交所上市之公司)之董事，並分別於二零零六年五月及八月辭去有關職位。彼為何建福先生之胞兄。

李鏞新先生，現年62歲，於二零零一年十二月獲委任為本公司非執行董事。彼為嘉里控股之副主席、Kerry Group Limited之董事及中國國際貿易中心股份有限公司(一家於上海證券交易所上市之公司)之董事。自一九七一年起，彼一直服務於郭氏集團。彼為新加坡Institute of Certified Public Accountants資深會員、澳洲執業會計師及特許公認會計師公會資深會員。

Roberto V. Ongpin先生，現年70歲，於二零零三年八月獲委任為本公司之非執行董事。彼為SCMP集團有限公司之副主席，並為金滙投資(集團)有限公司之董事(兩家公司均於香港聯交所上市)。彼亦為PhilWeb Corporation及ISM Communications Corporation之主席及Philex Mining Corporation之董事(三家公司均為菲律賓證券交易所之上市公司)。於一九七九年之前，Ongpin先生為亞洲一家最大之會計及顧問公司SGV Group之主席兼主管合夥人。彼曾於一九七九年至一九八六年期間擔任菲律賓共和國貿易及工業部部長。

何建福先生，現年60歲，於二零零四年十一月獲委任為何建源先生之替任董事。彼為激成投資(香港)有限公司(一家在香港聯交所上市之公司)之董事及副主席，並為激成(馬來西亞)有限公司(一家在馬交所上市之公司)之董事。彼為Parkway

Holdings Limited（一家在新加坡證交所上市之公司）之替任董事。彼亦為香格里拉大酒店（九龍）有限公司、香格里拉國際飯店（杭州）有限公司及SHL（全部均為本公司之附屬公司）之替任董事。彼先前為Petaling Garden Berhad及Pelangi Berhad（兩家均於馬交所上市之公司）之替任董事，並分別於二零零六年五月及八月辭去有關職位。彼為何建源先生之胞弟。

獨立非執行董事

Alexander Reid Hamilton先生，現年65歲，於二零零一年十一月獲委任為本公司之獨立非執行董事。彼之前曾擔任意馬國際控股有限公司、中遠國際控股有限公司及民生國際有限公司（均在香港聯交所上市）之獨立非執行董事。彼為多家公司之董事，包括中信泰富有限公司、中國遠洋控股股份有限公司及思捷環球控股有限公司（全部均在香港聯交所上市），並為JF China Region Fund, Inc.（在紐約證券交易所掛牌之美國登記封閉式基金）之董事並於二零零七年四月獲委任為China Central Properties Limited（一家在倫敦證券交易所另項投資市場上市之公司）之獨立非執行董事。彼為蘇格蘭特許會計師公會會員、香港會計師公會資深會員及董事學會之資深會員。彼曾為羅兵咸會計師事務所之合夥人長達十六年，於核數及會計方面擁有逾二十年經驗。Hamilton先生現為董事會審核委員會之主席。

黃啟民先生BBS，太平紳士，現年57歲，於二零零六年七月獲委任為本公司之獨立非執行董事。黃先生為一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。於一九九九至二零零三年間，彼為香港聯交所創業板上市委員會成員。黃先生於二零零五年六月三十日退任香港羅兵咸永道會計師事務所之審計合夥人。彼現時為一家慈善機構利豐(1906)慈善基金有限公司之行政總裁及一家提供商業服務之機構卓佳專業商務有限公司的資深顧問。彼出任在香港聯交所創業板上市之新意網集團有限公司之獨立非執行董事。彼亦為香港聯交所主板上市公司SCMP集團有限公司之獨立非執行董事。彼亦服務於多個政府委任之委員會及非政府機構之董事局。黃先生為英國特許公認會計師公會資深會員及香港會計師公會資深會員。彼自香港大學獲得物理學學士學位及自香港中文大學獲得工商管理碩士學位。

Timothy David Dattels先生，現年49歲，於二零零四年二月獲委任為本公司之獨立非執行董事。Dattels先生現為TPG Capital, L.P.之合夥人，此公司以三藩市為基地，專注於亞洲投資業務。彼為Parkway Holdings Limited（一家在新加坡證交

所上市之公司)及一家在香港聯交所上市並以香港為基地之傳媒公司星島新聞集團有限公司之董事。彼先前為深圳發展銀行股份有限公司(一家在深圳證券交易所上市之公司)之董事，已於二零零六年六月離任。彼為三藩市Asian Art Museum之受託人，亦為多倫多大學Rotman School of Business院長諮詢委員會服務，並為Nature Conservatory亞太顧問委員會成員。自加入高盛以來彼曾出任多個管理職位及於一九九六年獲選為合夥人。於一九九六年至二零零零年期間彼擔任日本以外所有亞洲國家之投資銀行主管，為多家亞洲首屈一指之企業及政府提供投資意見。

趙永年先生，現年63歲，於二零零七年六月獲委任為本公司之獨立非執行董事。趙先生現為Prima Donna Development Corporation、Prima Hotels Corporation及多家專注發展、擁有及管理位於加州、俄勒崗州及德州之酒店及其他房地產及權益之全資公司之擁有人、總裁及主席。彼於酒店及房地產行業擁有豐富經驗。於一九七五年定居美國前，趙先生曾在倫敦、西雅圖、新加坡、檳城、斐濟、拉斯維加斯、三藩市之多間酒店擔任不同管理職位，其中若干酒店乃本公司為其中一員之集團公司旗下之酒店。彼曾出任眾多大學委員會、理事會職務及參與多項籌款活動。彼為康奈爾大學永遠校董及校長顧問，並曾獲頒授多個獎項及榮譽以表彰其對高等教育之未來發展及酒店業之貢獻。趙先生活躍於多個組織機構；彼為Cornell Hotel Society Foundation, Inc.之終生信託人及康奈爾大學酒店管理學院院長顧問委員會成員。此外，彼亦擔任Cornell Nanyang Institute of Hospitality Management聯席顧問委員會副主席及Banfi Vintners, Inc.顧問委員會主席。趙先生曾出任美國公民獎學金基金會國家顧問委員會委員、國際扶輪社保羅哈里斯之友、美國廚藝學院成員及法國美食國際協會三藩市分會正式會員。趙先生於過去三年並無擔任任何上市公司之董事職位。彼於一九六六年自美國康奈爾大學獲得酒店管理學士學位。

本公司高級管理人員

首席財務主管

Madhu Rao先生，現年55歲，於一九八八年五月加入香格里拉國際飯店管理有限公司並任職集團財務總監。彼於一九九七年獲委任為本公司之首席財務主管。現時為本集團屬下多家公司(包括泰國Shangri-La Hotel Public Company Limited)之董事。在此之前，彼於印度孟買一家卓越之特許會計事務所工作達十七年，其中十二年擔任合夥人。Rao先生為印度特許會計師公會資深會員。

首席營運主管

***Symon Bridle*先生**，現年48歲，於就職首席營運主管前任副總裁。在此之前，彼曾擔任集團營運部總監，並為香港港島香格里拉大酒店及台北香格里拉遠東國際大飯店之總經理。於一九九零年加入本集團之前，Bridle先生在南非數間豪華酒店集團任職，其中包括位於Johannesburg Sun & Towers之Southern Sun及位於約翰尼斯堡Carlton Hotel之Westin Hotels。

首席市場主管

***Martin F. Waechter*先生**，現年50歲，彼從以法蘭克福為基地之Steigenberger Hotels AG之常務董事會退任後，於二零零四年再度加入本集團。在此之前，彼於本集團服務七年期間擔任銷售及市務部副總裁，負責全球銷售及發行，並作為市務部副總裁，負責位於東南亞及中國之11項物業。彼在香港、新加坡、上海、韓國、菲律賓及其本國德國之酒店市場推廣方面擁有逾二十五年經驗。

行政副總裁

金建平先生，現年51歲，於二零零七年三月晉升為行政副總裁，負責管理所有位於中國之酒店。彼先前為本集團駐上海之中國專業副總裁。彼確保其所負責之酒店達到財務表現目標，並符合企業營運標準，彼亦代表管理公司向擁有人及股東交代。彼更為本集團物色新酒店發展良機。金先生於二零零二年加入本集團擔任營運副總監(中國)，並於同年被擢升為集團營運總監，負責管理位於中國之九家酒店。在此之前，彼於一九八七年至二零零零年期間為南京丁山花園酒店之總經理及業主代表。在彼領導下，南京丁山香格里拉大酒店由構想及設計到建設各方面被重新定位為五星級酒店。

副總裁

***Greg Dogan*先生**，現年42歲，於一九九七年加入本集團並獲委任為宿霧麥丹島酒店行政副經理及雅加達香格里拉大酒店駐店經理。彼之前曾擔任駐大連地區總經理及駐上海區域副總裁之職位。彼現時為菲律賓、沙巴、印尼及馬爾代夫之副總裁。Dogan先生在加入本集團前，曾於西班牙、迪拜及中國之豪華酒店擔任高級管理層職位。

副總裁

***Cetin Sekercioglu*先生**，現年46歲，彼自一九九四年加入本集團後，曾在新加坡、曼谷(在此亦任地區經理)、中國、馬來西亞及印尼擔任總經理之職位。彼於餐飲方面開始其二十五年之旅遊服務事業，先後在其本國土耳其、香港、美國、瑞士、法國和英國任職。

副總裁

Lothar Nessmann先生，現年47歲，於二零零一年至二零零四年期間曾任台北香格里拉遠東國際大飯店總經理。在此之前，彼於阿布扎比之Rotana Hotels, Suites & Resorts擔任總經理／區域營運主管，任期三年。於一九九三年至一九九八年期間，彼在新加坡商貿飯店、台北香格里拉遠東國際大飯店及吉隆坡香格里拉大酒店任總經理／駐店經理職位。彼先前之營運及餐飲管理經驗包括在馬來西亞、中國、科威特及英國所擔任之職位。

副總裁

朱福明先生，現年43歲，為本集團前任駐上海市場推廣副總裁。在此之前，彼為駐新加坡香格里拉大酒店市場推廣地區總監。彼於一九九八年加入本集團擔任新加坡香格里拉大酒店市場推廣總監。彼過去之工作經驗包括擔任吉隆坡文華東方酒店及新加坡 The Pan Pacific Hotel 銷售及市場推廣總監。

副總裁

Robert Bormes先生，現年53歲，為前任廣州香格里拉大酒店地區經理及總經理，並為福州香格里拉大酒店總經理。Bormes先生於二零零三年加入本集團並擔任九龍香格里拉大酒店之酒店經理。在此之前，彼曾於菲律賓、韓國、台灣及美國之Westin Hotels and Resorts擔任高層職位，長達二十四年。

副總裁

Stephen Darling先生，現年52歲，負責發展及擴充位於北美之香格里拉品牌，包括於二零零八年在加拿大溫哥華開設香格里拉首間物業。彼將於當地出任總經理。Darling先生先前於一九九九年至二零零四年擔任溫哥華 The Westin Grand 總經理及於一九八九年至一九九九年擔任早前由香格里拉管理之Pacific Palisades Hotel總經理。Darling先生於二零零一年獲授加拿大酒店經營者最高榮譽獎，彼為溫哥華旅遊局前主席及Vancouver's winning Yes! 2010 Olympic team聯席主席。

公司秘書

高秀麗女士，現年46歲，於一九八六年加入郭氏集團。彼為特許秘書及行政人員公會之會員及香港特許秘書公會之會士。

3. 公司資料及參與供股人士

註冊辦事處	Canon's Court 22 Victoria Street Hamilton HM12 Bermuda
總辦事處及香港主要營業地點	香港 中區 添美道1號 中信大廈 21樓
於香港及新加坡之授權代表	郭孔錀先生 雷孟成先生 高秀麗女士(郭孔錀先生之替任者) Madhu Rama Chandra Rao先生(雷孟成先生之替任者)
合資格會計師	梁偉基先生，香港會計師及英國特許公認會計師公會資深會員
公司秘書	高秀麗女士，特許秘書及行政人員公會之會員及香港特許秘書公會之會士
供股包銷商	各包銷商均為郭氏集團之成員公司： 萬通貿易有限公司 香港 中區 添美道1號 中信大廈 20樓

Baylite Company Limited
the offices of Arias, Fabrega &
Fabrega Trust Co. BVI Limited
Wickham's Cay
Road Town, Tortola
British Virgin Islands

Trendfield Inc.
P.O. Box 3151
Road Town, Tortola
British Virgin Islands

本公司之法律顧問

根據百慕達法例：

Appleby
香港
中環
皇后大道中99號
中環中心5511號

根據香港法例：

Clifford Chance
香港
中環
康樂廣場1號
怡和大廈
28樓

根據新加坡法例：

Allen & Gledhill LLP
One Marina Boulevard #28-00
Singapore 018989

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

百慕達主要股份過戶登記處	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
香港股份過戶登記分處	卓佳雅柏勤有限公司 香港 灣仔 皇后大道東28號 金鐘匯中心 26樓
主要往來銀行	香港上海滙豐銀行有限公司 香港 皇后大道中1號

4. 董事權益披露

於最後實際可行日期，本公司之董事及最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）中之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及香港聯交所之權益及淡倉（包括根據證券及期貨條例該等條文彼等被當作或被視為擁有之權益及淡倉）；(b)根據證券及期貨條例第352條須列入該條所述登記冊之權益及淡倉；或(c)根據標準守則須知會本公司及香港聯交所之權益及淡倉如下：

4.1 於本公司之股份之好倉

董事姓名	所持股份數目 個人權益 *(附註1)*	家族權益	公司權益	其他權益	總計	於最後實際可行日期佔本公司已發行股本總額之百分比
郭孔錀先生	830,000	–	–	–	830,000	0.032%
雷孟成先生	660,000	–	–	–	660,000	0.026%
Giovanni Angelini先生	100,000	–	–	–	100,000	0.004%
郭雯光女士	151,379	192,011 *(附註2)*	108,673 *(附註3)*	–	452,063	0.017%
何建源先生	497,475	–	105,451,160 *(附註4)*	–	105,948,635	4.096%
何建福先生（何建源先生之替任董事）	–	–	105,451,160 *(附註4)*	–	105,451,160	4.077%

附註：

(1) 此等股份由有關董事以實益擁有人身份持有。

(2) 此等股份由有關董事之配偶持有。

(3) 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

(4) 68,850,329股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

4,165,848股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

3,890,942股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

28,544,041股股份透過由何建源先生及何建福先生分別控制6.64%及6.80%權益之公司持有。

4.2 於本公司相聯法團之股份之好倉 *(附註1)*

相聯法團名稱	董事姓名	已發行普通股數目	於最後實際可行日期佔有關公司已發行股本總額之百分比	據此持有該等權益的身份
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	10,000	0.002	公司權益 *(附註2)*
Shangri-La Hotel Public Company Limited	雷孟成先生	10,000	0.008	個人權益

附註：

(1) 若干董事於本公司若干附屬公司中持有合資格股份。

(2) 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

4.3 於本公司之相關股份之好倉

於最後實際可行日期，董事透過根據本公司於二零零二年五月二十四日所採納之購股權計劃授出之購股權在本公司下列相關股份中擁有個人權益：

董事姓名	授出日期	相關股份數目	每股相關股份行使價 港元	可行使期間	於最後實際可行日期佔本公司已發行股本總額之百分比
郭孔錀先生	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.004%
雷孟成先生	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.002%
Giovanni Angelini 先生	二零零五年四月二十八日	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日	0.019%
	二零零五年四月二十八日	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.019%
	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.004%
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.004%
		1,200,000			0.046%

董事姓名	授出日期	相關股份數目	每股相關股份行使價 港元	可行使期間	於最後實際可行日期佔本公司已發行股本總額之百分比
吳士方先生	二零零二年五月二十九日	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日	0.002%
	二零零二年五月二十九日	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日	0.002%
	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日	0.006%
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.006%
	二零零六年六月十六日	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.002%
	二零零六年六月十六日	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.002%
		520,000			0.02%
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日	0.006%
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.006%
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.002%
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.002%
		420,000			0.016%
何建源先生	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.001%
李鑄新先生	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.003%
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.001%
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.001%
		135,000			0.005%
Roberto V. Ongpin 先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日	0.003%
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.003%
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.001%
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.001%
		210,000			0.008%
Alexander Reid Hamilton 先生	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.001%
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.001%
		60,000			0.002%
Timothy David Dattels先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日	0.003%
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日	0.003%
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日	0.001%
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日	0.001%
		210,000			0.008%

除上文所披露者外，於最後實際可行日期，概無本公司董事或最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）中之任何股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯交所之權益或淡倉（包括根據證券及期貨條例該等條文彼等被當作或視作擁有之權益或淡倉）；(b)根據證券及期貨條例第352條須列入該條所述登記冊之任何權益或淡倉；或(c)根據標準守則將知會本公司及香港聯交所之任何權益或淡倉。

5. 股東權益披露

於最後實際可行日期，就董事或本公司最高行政人員所知或經過合理查詢後確認，下列人士（不包括本公司董事或最高行政人員）於本公司股份及相關股份擁有根據證券及期貨條例第XV部第2及3分部須予披露並記錄於本公司根據證券及期貨條例第336條須存置之登記冊內之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或持有有關股本之任何購股權：

5.1 本公司股份權益

本公司股份及相關股份之好倉

名稱	持有股份之身份	所持股份數目	於最後實際可行日期佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited（「KGL」）*(附註1)*	受控制公司之權益	1,267,757,372	49.01%
嘉里控股 *(附註2及3)*	實益擁有人	63,414,628	49.01%
	受控制公司之權益	1,204,342,744	

名稱	持有股份之身份	所持股份數目	於最後實際可行日期佔本公司已發行股本總額之百分比
Caninco Investments Limited *(附註3及4)*	實益擁有人 受控制公司之權益	479,424,818 96,330,633	22.26%
Paruni Limited *(附註3及4)*	實益擁有人 受控制公司之權益	276,610,554 420,665	10.71%
主要股東以外之人士			
Darmex Holdings Limited *(附註3及4)*	實益擁有人	239,302,975	9.25%

附註：

(1) 權益總額包括1,500,000股相關股份之衍生權益。

(2) 在嘉里控股持有之1,204,342,744股股份中，其中1,181,708,166股股份透過其全資附屬公司持有；11,767,523股股份透過嘉里控股控制超過三分之一投票權之公司(上文所述之該等全資附屬公司除外)持有；而10,867,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited之全資附屬公司持有。

(3) 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。

(4) 此等公司乃嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

5.2 於本集團其他成員公司之權益

於英屬處女群島註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
Shangri-La Mongolia Limited	MCS Tower LLC	40

於香港註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
富程投資有限公司	P.T. Bogasari Flour Mills	25
港島香格里拉大酒店有限公司	Swire Properties Limited	20
香格里拉(深圳市)有限公司	澤鴻發展有限公司	20
	Promptwell Limited	23

於馬來西亞註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
Komtar Hotel Sdn Bhd	Petaling Garden Berhad	40
Shangri-La Hotels (Malaysia) Berhad	Landmarks Berhad *(附註)*	26.62

附註： Landmarks Berhad於Shangri-La Hotels (Malaysia) Berhad之權益乃透過其全資附屬公司持有。

於馬爾代夫註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
Addu Investments Private Limited	馬爾代夫共和國政府	30

於中國註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司註冊資本百分比
長春香格里拉大酒店有限公司	吉林國聯集團有限公司	10
吉林省嘉里房地產發展有限公司	吉林國聯集團有限公司	10
深圳香格里拉大酒店有限公司	深圳亞洲實業股份有限公司	10
中山香格里拉大酒店有限公司	中山華夏體育俱樂部有限公司	49

於薩摩亞註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
香格里拉國際飯店(成都)有限公司	Fast Action Associates Limited	20
香格里拉國際飯店(溫州)有限公司	佳迅有限公司	25

於新加坡註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
Central Laundry Pte Ltd	Cuscaden Properties Pte Ltd	25

於泰國註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
TRR-Kerry Development Co., Ltd	Top Glory Holding Co. Ltd.	42.67

於仰光註冊成立之公司

本公司之非全資附屬公司名稱	主要股東名稱	佔相關附屬公司已發行股本百分比
Shangri-La Yangon Company Limited	KSL	13.89
	Jenko Properties Limited	13.89
Traders Square Company Limited	KSL	11.69
	Jenko Properties Limited	11.69
Traders Yangon Company Limited	KSL	11.76
	Jenko Properties Limited	11.76

除上文所披露者外，於最後實際可行日期，就本公司董事或最高行政人員所知，概無其他人士(不包括本公司董事或最高行政人員)於本公司股份或相關股份擁有根據證券及期貨條例第XV部第2及3分部須予披露並記錄於本公司根據證券及期貨條例第336條須存置之登記冊內之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或持有有關股本之任何購股權。

6. 董事於本集團資產及合約之權益

除郭孔錀先生透過一聯繫人向本公司出租一幢位於香港之住宅物業(租期由二零零七年八月一日起計兩年(並無續約之選擇權)，月租為150,000港元(包括差餉及管理費))外，概無董事於二零零六年十二月三十一日(本集團最近刊發之經審核財務報告編製之日)後在本集團任何成員公司購買或出售或租賃或建議購買或出售或租賃之任何資產中直接或間接擁有任何權益。

概無董事於本集團任何成員公司訂立而於最後實際可行日期仍屬有效且與本集團整體業務有重大關係之任何合約或安排中擁有重大權益。

7. 服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立服務合約，不包括於一年內到期或本集團於一年內終止而不作賠償(法定賠償除外)之服務合約。

8. 重大合約

包銷協議乃由本集團成員公司於緊接本供股章程日期前兩年內不在日常業務過程中訂立之唯一屬於或可能屬於重大之合約。

9. 訴訟

於最後實際可行日期，本集團任何成員公司概無任何待決定或面臨威脅之重大訴訟或索償。

10. 專家之同意書

本公司申報會計師羅兵咸永道會計師事務所已就本供股章程發行所採用的形式及內容轉載其所採用的形式及內容報告，以及引述其名稱而發出書面同意書，且迄今並無撤回書面同意書。

於最後實際可行日期，羅兵咸永道會計師事務所並未持有本集團任何成員公司之任何股份，亦無權利(不論可否在法律上強制執行)認購或提名他人認購本集團任何成員公司之證券。

11. 送呈公司註冊處之文件

本供股章程，連同暫定配額通知書及額外供股股份申請表格及上文第10節所述羅兵咸永道會計師事務所之書面同意書，已根據公司條例第342C條之規定由香港公司註冊處登記。本供股章程已經或將在合理可行情況下盡快遵照百慕達公司法之規定送呈百慕達公司註冊處備案。本供股章程亦將在其刊發後七日內存放於馬來西亞證券事務監察委員會。

12. 開支

有關供股之開支(包括包銷佣金、文書、印刷、翻譯、法律及會計費用)及申請供股股份上市之費用估計約41,000,000港元，將由本公司支付。

13. 法律效力

供股章程文件以及該等文件內所載之任何發售或申請之所有接納事宜，均受香港法例監管並按其詮釋。倘根據任何該等文件提出申請，則有關文件將具法律效力，在適用範圍內使所有相關人士受公司條例第44A及44B條規定(罰則除外)約束。

14. 備查文件

下列文件之副本由本供股章程日期起至其後第十四日(包括當日)止期間之正常辦公時間內在香港中區添美道1號中信大廈21樓可供查閱：

(a) 本公司之組織章程大綱及公司細則；

(b) 本公司截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之年報；

(c) 本公司截至二零零五年六月三十日止六個月及二零零六年六月三十日止六個月之中期報告；

(d) 本附錄第10節所述羅兵咸永道會計師事務所出具之書面同意書及本供股章程附錄二B節所載列之羅兵咸永道會計師事務所之報告書；及

(e) 本附錄第8節所述之重大合約。

15. 要求投票表決之程序

根據本公司之公司細則，惟受限於上市規則，於任何股東大會上，提呈之決議案須以舉手方式表決，惟除非下列人士於宣佈舉手表決結果之前或之時或撤回任何其他要求時要求以投票方式表決則除外：

(a) 本公司股東大會主席；或

(b) 最少三名親身出席有權於本公司股東大會上投票之股東或其正式授權之法團代表或受委代表；或

(c) 任何親身出席之一名或多名股東或其正式授權之法團代表或受委代表，並佔有權於本公司股東大會上投票之全體股東之總投票權不少於十分之一；或

(d) 任何親身出席之一名或多名股東或其正式授權之法團代表或受委代表，並持有附有權利可於本公司股東大會上投票之本公司股份，而該等股份之繳足股款總額相當於不少於附有該權利之所有股份之繳足股款總額之十分之一。

此外，倘(i)個別股東大會之主席，及(ii)董事所持代表權總數佔該股東大會總投票權5%或以上，且倘就任何決議案舉手表決時，該會議之表決結果與上述受委代表所指示者相反，則持有上述代表權之股東大會主席及／或任何董事須提出投票表決，除非該等人士所持代表權總數明顯不會推翻舉手表決之結果。

16. 其他事項

本供股章程文件之中英文本如有任何歧義，概以英文本為準。

1.　適用於CDP存放人之合資格股東之預期時間表

以下時間表適用於CDP存放人之合資格股東。CDP存放人亦須參閱由CDP發出之函件，連同載有關於通過CDP或透過任何一家參與銀行(即DBS Bank Ltd(包括POSB)、United Overseas Bank Limited及其附屬公司Far Eastern Bank Limited)之自動柜員機以電子申請方式申請供股之供股股份及(倘適用)額外供股股份適用之手續之ARE及／或ARS。

(時間表內所有時間均為新加坡時間)

按附權基準於新加坡證交所買賣股份之最後日期	二零零七年八月六日星期一
按除權基準於新加坡證交所買賣股份之首日	二零零七年八月七日星期二
記錄日期	二零零七年八月十日星期五下午五時正
以普通郵遞方式寄發供股章程及其隨附之文件之日期	二零零七年八月十五日星期三
未繳股款供股股份於新加坡證交所買賣首日	二零零七年八月十六日星期四
未繳股款供股股份於新加坡證交所最後買賣日期	二零零七年八月二十四日星期五
接納供股股份及申請額外供股股份及繳付股款之最後期限及日期	二零零七年八月二十九日星期三下午五時正
供股及包銷協議成為無條件之最後期限及日期	二零零七年九月十日星期一下午四時正
公佈供股接納及額外申請結果日期	二零零七年九月十二日星期三
繳足股款供股股份記存入各自之CDP證券賬戶	二零零七年九月十七日星期一
以普通郵遞方式寄發全部或部份不獲接納額外申請之退款支票日期	二零零七年九月十八日星期二
繳足股款供股股份於新加坡證交所開始買賣日期	二零零七年九月十八日星期二

投資者務請注意，僅寄存於CDP之未繳股款供股股份可獲接納於新加坡證交所交易。寄存於CDP之未繳股款供股股份不得於香港聯交所交易，而於香港股東名冊登記之未繳股款供股股份不得於新加坡證交所交易。通過CDP申請供股股份之CDP存放人須將供股股份記入彼等各自於CDP之證券賬戶。

2. 於新加坡證交所之股份交易及結算

2.1 新加坡證交所之交易、經紀佣金及費用

(a) 股份於新加坡證交所之交易以港元進行。股份將按每手2,000股或新加坡證交所可能要求之任何其他每手買賣單位交易。

(b) 股份於新加坡證交所交易之經紀佣金可協商釐定。

(c) 應付之新加坡結算費按交易價值之0.04%計算（上限為每宗交易600新加坡元）。結算費須繳付新加坡商品及服務稅。

2.2 於新加坡證交所之交易交收

(a) 根據新加坡證交所有關在新加坡證交所之交易交收細則，在新加坡證交所之交易必須透過CDP按無紙方式進行方為有效。交收須於交易日期後之第三個開市日（「到期日」）進行，或倘到期日為新加坡公眾假日，則交收須於緊隨到期日之下一個開市日（定義見新加坡證交所之細則）進行。

(b) CDP代表投資者於「證券賬戶」中持有證券。投資者可在CDP處開設一個「證券賬戶」或於任何「存放代理人」處開設一分支賬戶。存放代理人可為新加坡證交所之成員公司、銀行、商人銀行或信託公司。

(c) 倘股份交易後隨即需要過戶，無法保證股份能否及時轉入CDP進行交收，因此投資者須確保在新加坡證交所買賣之股份在交易之前已存入彼等之證券賬戶或存於存放代理人之分支賬戶。倘於交易新加坡證交所生效後之到期日，交收未能進行，則新加坡證交所將實施買入程序。

(d) 本公司股東或潛在股東倘對認購、購買、持有或出售未繳足或繳足供股股份或股份(視情況而定)之税務事宜有任何疑問，應諮詢彼等之專業顧問。僅此強調，本公司、董事及涉及供股之所有其他人士對本公司股東及潛在股東因認購、購買、持有或出售未繳足或繳足供股股份或股份(視情況而定)而導致之税務影響或債務概不承擔任何責任。

3. 接納、付款及過戶之程序

於記錄日期透過CDP持有股份之人士將會自CDP收到一份有關供股之函件及ARE，並須參閱有關申請供股股份及(倘適用)額外供股股份之手續。

END